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03024415

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Marks & Spencer

*CURRENT ADDRESS: ______




**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 1961 FISCAL YEAR 3-29-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE: 7/10/03

MARKS & SPENCER





# Annual report and financial statements 2003

This publication includes the Chairman's message, the Chief Executive's review, the Financial review, the Corporate governance statement, the Remuneration report, the Directors' report, the Financial statements and the Auditors' report for the year ended 29 March 2003. Reviews of financial and operating performance are contained in a separate report entitled Annual Review and Summary Financial Statement 2003.

This publication, together with the Annual Review and Summary Financial Statement 2003, comprise the full Annual Report and Accounts of Marks and Spencer Group p.l.c. for 2003, prepared in accordance with the Companies Act 1985.



The full Annual Report and Accounts with downloadable files are available online on the Marks & Spencer website at www.marksandspencer.com



# A journey of continuous improvement

Luc Vandevelde Chairman

## Chairman's message

One question you may be asking is whether the turnaround at Marks & Spencer has been completed. My response will always be that we will never claim to have 'made it'. We are on a journey of continuous improvement and our aspiration is always to do better.

Nevertheless, over the last year we have rebuilt the foundations on which this Group can continue to grow and prosper. Last year I set out the strategies we intended to pursue – to regain our leadership in clothing and special food; to build on our unique customer relationships with new products and services; to shape our store locations, formats and products to the needs of our customers; and to reassert our position as a leading, socially responsible business. These remain in place and the story of the year is one of steady progress on each front.

Of course, no strategy can succeed without the right structure and the right team. Having combined the roles of Chairman and Chief Executive during our turnaround phase, we concluded last year that the time had come to change our leadership structure and to split the roles. I, therefore, reverted to my original role of Chairman while Roger Holmes stepped into the position of Chief Executive. Also this year, we reinforced an already powerful team by appointing Vittorio Radice to head our Home business. We move ahead with a structure and a team that we know is right for the business.

Key to regaining market share and to increasing profitability has been a focus on improving both the appeal and value of our products, thereby making aspirational quality more accessible to our customers. For continuing operations, over the year, Retail sales were up by 6.6%, Group operating profit before exceptional items was up by 21.1% and adjusted earnings per share were up by 39.6%. The final dividend payment will be 6.5p per share, up 12.1%, giving a full year payment of 10.5p per share. It is rewarding to see the contribution of our 67,000 people towards achieving these results, as well as their awareness of the opportunities for further improvement that lie ahead and their willingness to tackle them.

Now that we have restored the fundamentals and won back our customers' trust, we see opportunities to meet their existing needs in new ways and also attract new customers. We have moved ahead to make our products available to more customers with the roll-out of our Simply Food format, the new developments in Home including the opening of our first stand-alone store next spring and proceeding to the next stage of the programme prior to the national launch of our credit and loyalty card in Financial Services. These opportunities confirm our view that we can widen the Marks & Spencer offering and create new sources of growth.

Every product and service we offer is testimony to our aim to be a leading socially responsible company, and we were pleased to be ranked among the top 24 companies in Business in the Community's first Corporate Responsibility Index. You can read about our progress in our first-ever review of corporate social responsibility – now available on our website.

In summary, we have reached a new basis from which we can build our business. We know the competitive environment is not going to get any easier, but we can see plenty of opportunities for further growth. Our challenge, quite simply, is to keep improving every aspect of our business every day of the year and through every one of our products.

Luc Vandevelde

**Luc Vandevelde**
Chairman


Further progress in
winning back customers
and in building a platform
for future growth
Roger Holmes

## Chief Executive's review

In last year's review we stated that our business had turned the corner, with the recovery of our Clothing business. This year I am pleased to say that we have made further progress, as well as building a platform for further growth.

Group operating profit from continuing operations and before exceptional items was £761.8m, an increase of 21.1%. This was mainly due to the performance of our core UK retailing business, although profits from Financial Services and International retailing were also ahead of last year. Overall sales were £8.1bn, up 6.0% on last year. For UK Retail, the increase in pre-exceptional operating profit of £126.7m to £631.9m was due to sales of £7.1bn (up 7.5% on last year) combined with a better buying margin, offset by a 4.9% increase in underlying operating costs.

Clothing sales (inc. VAT) increased by 10.0%, helped by a strong performance in the first three quarters. We increased market share by 0.7% over the year, with Womenswear, Menswear and Lingerie all showing gains, with a particularly strong performance across casualwear ranges. We also gained a 1.3% improvement in the Clothing primary margin as a result of the relocation of our supply base and we have made progress on delivering the next phase of supply chain efficiencies. This is targeted to improve the Clothing primary margin by 1% per year for the next three years.

Our Food business outperformed the market and has now delivered strong growth for the second year in succession, with our customers continuing to rate us highly on quality, innovation and trust.

We continued the renewal of our stores where we have now completed over 90% of the estate, rolled out more Café Revive coffee shops and opened 13 new Simply Food stores, including one store operated by Compass Group.

In addition, the introduction of performance management, new store management structures and business involvement groups all played a positive role in business performance this year. We have also made a number of improvements in the way we work with our suppliers.

Next year will be about growing our core business, as well as developing our new paths to growth in Food, Financial Services and Home. We will also focus on making our business more efficient, to allow us to invest in our plans for the future.

In Clothing we will be working on three fronts: continuing to drive improvements in our core categories; pursuing opportunities in categories where we still have relatively low share; and through delivering recovery in Childrenswear. In Food, we will continue to differentiate our products through our quality and innovation and make them available to more people by opening Simply Food stores on high streets and railway stations across the country. As at year end we had opened 18 Simply Food stores and aim to open 150 by 2005/06.

In Financial Services, we are very pleased with the progress of our credit and loyalty card pilot, and have started entering into the commitments necessary to enable a national roll-out in the second half of the year. In Home we will be unveiling our first Home concept store 'Marks & Spencer Lifestore' in Gateshead in spring 2004.

In conclusion, we are pleased with a year in which we made further progress in winning back our customers and in building a platform for future growth. But we know we have more to do and further opportunities to attract our customers to shop with us. We also know we can create a more efficient business, which will underpin our performance in a more testing market as we invest in the future development of the Group.

**Roger Holmes**
Chief Executive

# Financial review

## Group summary

| *Summary of results from continuing operations* | 2003 £m | 2002 £m |
|---|---|---|
| Turnover (ex VAT) | **8,077.2** | 7,619.4 |
| Operating profit (before exceptional charges) | **761.8** | 629.1 |
| Exceptional operating charges | **(43.9)** | – |
| Operating profit (after exceptional charges) | **717.9** | 629.1 |
| Non-operating exceptional income | **1.6** | 41.2 |
| Interest | **(40.5)** | 17.6 |
| Profit on ordinary activities before tax | **679.0** | 687.9 |
| Analysed between: | | |
| Profit on ordinary activities before taxation and exceptional items | **721.3** | 646.7 |
| Exceptional items | **(42.3)** | 41.2 |
| Basic earnings per share | **20.7p** | 17.4p |
| Adjusted earnings per share | **22.2p** | 15.9p |
| Dividend per share | **10.5p** | 9.5p |

Presented below are the highlights for the year for the Group's continuing businesses. Commentaries are included covering the performance of UK Retail, International Retail, and Financial Services. In addition, key features of the Group's profit and loss account, balance sheet and cash flow are discussed.

### Highlights

- Turnover up 6.0%;
- Operating profit before exceptional charges up 21.1%, largely driven by a turnaround in performance by UK Retail;
- Profit on ordinary activities before tax and exceptional items up 11.5%;
- Adjusted earnings per share from continuing operations up 39.6%; and
- Dividend per share up 10.5%.

| **Group turnover from continuing operations** | 2003 £m | 2002 £m |
|---|---|---|
| UK Retail | **7,066.0** | 6,575.2 |
| International Retail | **681.3** | 693.4 |
| Financial Services | **329.9** | 350.8 |
| **Total** | **8,077.2** | 7,619.4 |

| **Operating profit from continuing operations** | 2003 £m | 2002 £m |
|---|---|---|
| UK Retail (before exceptional items) | **631.9** | 505.2 |
| International Retail | **43.5** | 33.3 |
| Financial Services | **86.4** | 84.2 |
| Excess interest charged to cost of sales of Financial Services | **–** | 6.4 |
| **Total operating profit (before exceptional items)** | **761.8** | 629.1 |

| **UK Retail** | 2003 | 2002 |
|---|---|---|
| Turnover (£m) | **7,066.0** | 6,575.2 |
| Operating profit (before exceptional items) (£m) | **631.9** | 505.2 |
| Number of stores (at the end of the year) | **331** | 312 |
| Selling space at the end of the year (m sq ft) | **12.3** | 12.2 |

Turnover was up 7.5% on last year at £7,066m. For the 52 weeks ended 29 March 2003, General Merchandise (which comprises Clothing, footwear, gifts and Home) like-for-like sales increased by 9.0% compared to an actual increase of 9.8%, and Food like-for-like sales increased by 3.7% compared to an actual increase of 5.1%.

Clothing performance during the year was strong, as a result of the focus on the appeal, quality, availability and fit of our product. Womenswear, Menswear and Lingerie all increased market share for the year (source: Fashiontrak). Casualwear performed particularly strongly, with core womenswear ranges, per una and Blue Harbour, all showing strong year-on-year increases. The fourth quarter was a more difficult trading period, particularly in Greater London.

The performance of Childrenswear has been disappointing. Action has been taken to improve design and to consolidate ranges to offer more choice. The initial strong response to the DB07, David Beckham, range has been maintained. In addition to older boyswear, schoolwear is now showing signs of improvement.

# Financial review


15
10
5
0
-5
14 weeks to 6 July
12 weeks to 28 Sept
15 weeks to 11 Jan
11 weeks to 29 March
52 weeks to 29 March
UK Retail sales performance per quarter against last year %
Clothing
Home
Food


2003
£1,863m
2002
£1,776m
UK Retail operating costs £m
Employee costs
Property and equipment
Depreciation
Other costs

We are continuing to realise gains in our primary margin as a result of actions taken to increase overseas production and consolidate our supply base. For the full year this delivered a further 1.3 percentage point improvement in the Clothing bought-in margin. In addition, markdowns as a percentage of sales were lower than last year, leading to a further 0.3 percentage point improvement in the Clothing achieved margin. In absolute terms markdowns were higher than planned and largely arose within Womenswear during the autumn season, where we drove for high sales growth and improved availability, and in Childrenswear.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth. Following a review of the general merchandise logistics operation, we recently announced the closure of our Hayes distribution centre and a reduction in the number of warehousing contractors from four to two. These changes, which are expected to generate annual savings of £20m, have resulted in an exceptional charge of £36.3m in the year.

The Home business benefited from the introduction of new products across the range, particularly within home accessories and bedding, and the performance of furniture was helped by events around bank holidays. However, a reduction in allocated store space in the second half affected underlying sales.

In Food, we have had another year of strong sales growth. We have outperformed the market in the last three quarters of the year, increasing our market share for the year as a whole. Key to this success has been the high quality of our products, continued innovation including the relaunch of our Indian and Chinese ranges, strong, cohesive marketing and a focus on special occasions.

We continue to focus on extending the reach of our Food offer. We are making it accessible to more customers, through the Simply Food format and larger neighbourhood Food stores, opening 15 stores in the year. Progress to date in the Simply Food stores has been encouraging, delivering sales in excess of the average return per square foot for Food, offset by slightly higher costs. These stores are on target to deliver an operating profit which is in line with the rest of the Food business. We have also extended the agreement with Compass Group to place Simply Food stores in railway stations. In total, we plan to have opened 150 Simply Food stores by March 2006.

We have invested further in the in-store environment and have now modernised 256 stores, representing approximately 93% of UK Retail selling space. There are now 141 Café Revive coffee shops in stores; these have contributed almost £80m to turnover (inc. VAT) this year.

Operating costs of £1,863m, excluding exceptional charges, increased by 4.9% over the same period last year:

- employee costs which, at £975m, represent over half of total operating costs increased by 1.8%. Included in this is the anticipated cost of performance bonuses for management and store staff this year is £34m;
- property, repair and renewal costs of £335m have increased by 8.0%, largely as a result of the sale and leaseback transaction entered into last year, which added £15m to rental costs this year;
- depreciation was £218m, an increase of 4.9%; and
- other operating costs of £335m increased by 11.9%. This was largely due to increased expenditure on marketing, rising insurance costs and IT expenditure to upgrade our business systems.

During the year, £7.6m of revenue costs were incurred in connection with the relocation of the corporate head office, which is planned to take place next year. These costs have been charged as exceptional operating costs. A further £25m to £30m of revenue costs are expected to be incurred next year and will also be charged as exceptional operating costs.

UK Retail capital expenditure for the period was £303m. Of this, £81m was spent on new space and £96m on store modernisation and refurbishment. In addition, we are in the second year of a five year programme to upgrade our refrigeration equipment, investing approximately £40m annually.

| International Retail | 2003 | 2002 |
|---|---|---|
| **Turnover** (£m) | | |
| – Marks & Spencer branded businesses | **391.2** | 364.7 |
| – Kings Super Markets | **290.1** | 328.7 |
| | **681.3** | 693.4 |
| **Operating profit** (£m) | | |
| – Marks & Spencer branded businesses | **35.6** | 20.7 |
| – Kings Super Markets | **7.9** | 12.6 |
| | **43.5** | 33.3 |
| **Number of stores** (at the end of the year) | | |
| Owned | **43** | 42 |
| Franchise | **152** | 133 |
| **Selling space at the end of the year** ('000 sq ft) | | |
| Owned | **948** | 955 |
| Franchise | **1,024** | 920 |

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal of this business has not taken place to date. The performance of Kings Super Markets has been affected by uncertainty surrounding the sale and a one-off charge of £1.4m in connection with the closure of two stores.

Turnover for the Marks & Spencer branded businesses (Republic of Ireland, franchises and Hong Kong) increased by 7.3% to £391.2m (6.9% at constant exchange rates).

Operating profit for the Marks & Spencer branded businesses increased by 72.0% to £35.6m, an underlying increase of 39% after adding back £5m of abortive sale and restructuring costs in Hong Kong last year. The Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance and profitability of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy which has increased sales, have delivered results. However, trading in Hong Kong and some franchises in the last month of the year was affected by the outbreak of the SARS virus and the war in Iraq.

| Financial Services | 2003 £m | 2002 £m |
|---|---|---|
| Turnover | **329.9** | 350.8 |
| Operating profit | **86.4** | 84.2 |

Operating profit from Financial Services increased by £2.2m to £86.4m. Within this, the operating profit from existing retail activities increased by £20.2m to £97.5m before expenditure of approximately £25m on the credit card and loyalty programme. The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

| Scale of current business | Account Cards | Personal Lending | Unit Trusts | Life Assurance |
|---|---|---|---|---|
| Number of accounts/policy holders (000s) | | | | |
| **2003** | **5,016** | **488** | **227** | **90** |
| 2002 | 5,089 | 515 | 223 | 89 |
| Customer outstandings/funds under management (£m) | | | | |
| **2003** | **631** | **1,385** | **1,017** | **n/a** |
| 2002 | 653 | 1,530 | 1,140 | n/a |

The Chargecard continues to suffer as a result of our decision to accept credit cards without supporting the Chargecard business. The proportion of retail sales made on the Chargecard fell to approximately 17% and the number of active accounts decreased by 8.2%. However, with an increase in the average outstanding balance per customer, Chargecard borrowing decreased by only 3.2%. Together with improved margins, this resulted in Chargecard operating income increasing by 2.0%.

In personal lending, competitive forces were strong throughout the year and, as a result, outstanding balances decreased by 9.4% on reduced new business volumes. As a consequence, personal lending operating income decreased by 9.1%.

The savings and protection products suffered from uncertain economic conditions and operating income was level with last year. Within this, bearish stock market conditions reduced Unit Trust operating income by 9.4% to £9.9m even though gross new retail investment was £87.8m an increase of 53.5%. In contrast the life, pensions and general insurance products delivered an operating income increase of 8.6%.

# Financial review

The introduction of a revised bad debt methodology resulted in a one-off increase in bad debt charges in the second half of last year. Declining customer balances and the absence of that one-off charge, together with the implementation of improved collection procedures, have resulted in the bad debt charge for the year being £20.5m lower than last year.

In order to combat falling income levels, a programme of cost reduction was initiated which resulted in a decrease in operating costs for the existing retailing activities of £10.4m. The reduction in operating costs and bad debt charges more than offset the decline in net income and resulted in operating profit for the existing business increasing by 26%. This strong increase in profitability financed the additional investment during the year of approximately £25m in the credit card and loyalty programme.

**Credit card and loyalty pilot**

We began a trial in September 2002 in South Wales to validate the business case and our operational capability to deliver a joint credit and loyalty card for our customers.

The key measures we assessed were the take-up of the new card, average balances, the number of new cardholders, propensity to borrow, card penetration and incremental sales. On each of these measures, the pilot was successful. Therefore we are progressing with the necessary commitments for a national roll-out in the second half of the year.

Total revenue costs incurred on the card and loyalty programme during the year amounted to approximately £25m. These costs covered the development of technological and operational infrastructure as well as the costs of running the pilot.

The revenue cost of rolling out the card and loyalty programme will be approximately £60m in the current financial year. This covers: the cost of developing further infrastructure associated with becoming a major new credit card provider; the cost of providing customer service capability; and acquisition and card issue costs up to and through the national launch. The costs of the development of the credit and loyalty card will mean that Financial Services profit will reach a low point in 2003/04 and grow from that base in 2004/05.

**Discontinued operations**

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

**Interest**

Net interest expense was £40.5m compared to net income of £17.6m last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year, when £1.7bn was returned to shareholders.

**Taxation**

The tax charge for the year of £197.4m, reflects an effective tax rate before exceptional charges of 28.6% compared to 29.6% last year. This rate is less than the UK corporation tax rate of 30%, largely as a result of prior year contributions to European subsidiary closure costs being accepted as tax deductible in the UK.

**Earnings per share**

Adjusted earnings per share was 22.2p (last year 15.9p) and is calculated to exclude the effect of exceptional items. Details of the calculation are given in note 9 to the financial statements.

**Dividend**

A final dividend of 6.5p (last year 5.8p) is proposed, making the total dividend for the year 10.5p (last year 9.5p).

**Cash flow**

Analysis of free cash flow (operating cash flow before acquisitions and disposals and transactions with shareholders) is as follows:

| Cash flow analysis | 2003 £m | 2002 £m |
|---|---|---|
| Cash inflow from Retail operating activities | **848.8** | 853.5 |
| Cash inflow from Financial Services operating activities | **319.9** | 240.2 |
| Capital expenditure | **(324.5)** | (285.7) |
| Proceeds from asset disposals | **25.0** | 455.6 |
| Net interest (paid)/received | **(46.2)** | 36.8 |
| Tax paid | **(216.9)** | (179.4) |
| **Free cash flow** | **606.1** | 1,121.0 |

The cash inflow from Financial Services operating activities is stated after a £167.1m decrease this year (last year a £76.2m decrease) in loans and advances to customers.

During the year, the Group acquired tangible fixed assets totalling £311.0m (last year £290.5m). After taking into account the timing of payments, the cash outflow for capital expenditure was £324.5m (last year £285.7m).


2,500
2,000
1,500
1,000
500
A M J J S O N J F J A D J M J J A N D J N S D
03 03 03 03 03 03 03 04 04 04 04 05 06 06 06 06 06 06 06 07 11 15 26
Cumulative UK Debt Maturity £m USD GBP EUR

## Capital structure

The total movements in net debt comprise the amounts shown in the table below:

| | £m |
|---|---|
| **Opening net debt** | **(1,907.0)** |
| Free cash flow | 606.1 |
| Equity dividends | (225.4) |
| Net sale of fixed asset investments | 4.3 |
| Acquisitions and disposals | (30.8) |
| Issue of new shares under employee share schemes | 19.6 |
| Purchase of own shares | (141.7) |
| Redemption of B shares | (158.0) |
| Exchange movement | 1.5 |
| **Closing net debt** | **(1,831.4)** |

### Purchase of own shares

During the financial year 44,894,601 ordinary shares (representing 2% of issued share capital of Marks and Spencer Group p.l.c.) were purchased in the market for a total cost of £141.7m, at a weighted average price of 316p.

### B share redemption

On 25 September 2002 and 25 March 2003, 181,478,363 and 43,905,265 B shares respectively, were redeemed at par, at a total cost of £158.0m. Following this redemption, 168,819,801 B shares remain in issue. The next opportunity for redemption will be September 2003.

### Financing

The Medium Term Note (MTN) programme was renewed in September 2002 and Marks and Spencer Financial Services p.l.c. was added as an Issuer. Five new MTNs were issued during the year by Marks and Spencer Financial Services with a sterling equivalent of £75.1m and maturities ranging from one to three years. The Group's total outstandings within this programme at the end of the financial year were equivalent to £1,754.8m (last year £2,062.6m).

Debt raised to fund the Financial Services operation is a mix of short to medium term instruments designed to match, on a portfolio basis, the income stream from its customers. The balance of debt, raised to introduce a level of gearing into the retail balance sheet, has a range of maturity terms, the first being due for repayment in November 2006, to reduce the repayment risk of the Group.

We currently have committed facilities of £385m available together with uncommitted bank facilities of £455m supporting our £1bn Commercial Paper programme.

Average interest rates on borrowings were lower during the year at 5.8% (last year 5.9%). Interest cover was 17.7 times and fixed charge cover was 7.6 times.

# Financial review

| Retail and Financial Services balance sheets at 29 March 2003 | Retailing £m | Financial Services £m | Total Group £m |
|---|---|---|---|
| Fixed assets | 3,455.5 | 11.1 | 3,466.6 |
| Stocks | 361.8 | – | 361.8 |
| Loans and advances to customers | – | 2,015.9 | 2,015.9 |
| Other debtors | 363.2 | 76.3 | 439.5 |
| Trade and other creditors | (838.5) | (347.1) | (1,185.6) |
| Provisions | (227.1) | (1.3) | (228.4) |
| Net debt | (701.5) | (1,129.9) | (1,831.4) |
| **Net assets** | 2,413.4 | 625.0 | 3,038.4 |
| **Gearing** | 24.3% | 71.0% | 43.1% |

**Treasury policy and financial risk management**

The Board approves treasury policies and senior management directly control day-to-day operations. The Board delegates certain responsibility to the Treasury Committee, comprising two members of the Board, one non-executive director and the Director of Corporate Finance. The Treasury Committee is empowered to take decisions, as necessary, within that delegated authority.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

The Group's Treasury also enters into derivatives transactions, principally interest rate and currency swaps and forward currency contracts. The purpose of such transactions is to manage the interest rate and currency risks arising from the Group's operations and financing.

It has been, and remains, the Group's policy that no trading in financial instruments shall be undertaken.

The main financial risks faced by the Group relate to interest rates, foreign exchange rates, liquidity, counterparty and the financial risks associated with the Financial Services operation. The policies and strategies for managing these risks are summarised as follows:

**(a) Interest rate risk**

Interest rate risk in respect of debt on the retail balance sheet is reviewed on a regular basis. At the balance sheet date interest obligations in respect of the property securitisation and the Eurobond issued in sterling were at fixed rates.

The current Group policy for debt raised to finance the operation of Financial Services (see part (e) below), is to maintain the majority of this portion of debt as floating rate and this is achieved with the help of interest rate swaps.

**(b) Foreign currency risk**

Currency exposure arising from exports from the UK to overseas subsidiaries is managed by using forward currency contracts to hedge between 80% and 100% of sales for periods averaging 10 to 15 months forward. Imports are primarily contracted in sterling and only economic exposures arise. The Group is increasing the proportion of imports contracted in local currencies and a policy is in place for the hedging of these exposures, principally using forward currency contracts.

The Group does not use derivatives to hedge balance sheet and profit and loss account translation exposures. Where appropriate, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

**(c) Liquidity risk**

The objective is to ensure a mix of funding methods offering flexibility and cost effectiveness to match the needs of the Group. Operating subsidiaries are financed by a combination of retained profits, bank borrowings, commercial paper and medium term notes and securitised loan notes. Commercial paper issuance is backed by committed bank facilities totalling £385.0m.

**(d) Counterparty risk**

The objective is to reduce the risk of loss arising from default by counterparties. The risk is managed by using a number of banks and allocating each a credit limit according to credit rating criteria. These limits are reviewed regularly by senior management. Dealing mandates and derivative agreements are agreed with the banks prior to deals being arranged.

**(e) Financial Services**

Interest rate exposures for Financial Services are managed, as far as practical, by matching the periods of borrowings and their interest basis with that of the customer debt. Interest rate swaps are used to convert fixed income from personal loan customers to short-term variable income to match short-term variable rate borrowings.

The details of derivatives and other financial instruments required by FRS 13 'Derivatives and Other Financial Instruments: Disclosures', are shown in notes 18, 21 and 23 to the financial statements.

**Pro-forma profit and loss account**

The sale and leaseback transaction last year, which has increased property rental costs, and the return of capital to shareholders which introduced a level of debt to the retail balance sheet, have had a significant effect on earnings in the current year. If these transactions had occurred at the beginning of last year, then we estimate that our earnings from continuing operations, but before exceptional items, for last year would have been as follows:

| Continuing operations before exceptional items | As reported £m | Sale and leaseback £m | Return of capital £m | Pro-forma earnings £m |
|---|---|---|---|---|
| Operating profit | 629.1 | (14.8) | – | 614.3 |
| Interest | 17.6 | – | (66.6) | (49.0) |
| Profit before tax | 646.7 | (14.8) | (66.6) | 565.3 |
| Tax | (195.1) | 4.4 | 20.0 | (170.7) |
| Profit after tax | 451.6 | (10.4) | (46.6) | 394.6 |
| Adjusted earnings per share | 15.9p | | | 17.1p |
| Number of shares (m) | 2,841 | | | 2,307 |

**Accounting for pensions**

We continue to account for pension costs under SSAP 24 and our UK pension cost for the year was £136m. Under FRS 17 this would have been £95m.

The actuary of the Group's UK defined benefit pension scheme carried out a formal actuarial valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%). As a result, the contributions to the scheme were increased to fund this deficit over 12 years.

Last year, the actuary prepared a valuation of the UK scheme as at 30 March 2002 in accordance with FRS 17. The FRS 17 valuation basis is a more volatile measure reflecting market values at a point in time. This valuation showed a deficit of £400m (£280m after deferred tax). The actuary has updated this FRS 17 valuation as at 29 March 2003. The results of this update reflect the poor performance of the financial markets during the year and show that the deficit has increased to £1.2bn (£0.9bn after deferred tax). On this basis, the profit and loss account charge under FRS 17 in 2003/04 would increase to £142m.

The pension scheme has a positive cash flow which is expected to continue for some time as the Group's contribution to the scheme, together with investment income, is greater than the annual payments to pensioners. It is therefore expected to be many years before the defined benefit scheme needs to liquidate a material portion of scheme assets.

We recognise the importance of pension provision to our employees and we continue to review the long-term funding strategy for the defined benefit scheme. As a result of the deterioration in the value of equities, we will bring forward the next formal actuarial valuation planned for March 2004 to allow us to make an earlier informed decision as to contribution level and asset mix going forward. We recognise this will require increased funding.

**Outlook for 2003/04**

We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1 percentage point for 2003/04 and a further 1 percentage point in each of the two subsequent years.

Underlying UK retailing operating costs, including logistics, for 2003/04 are planned to be held level on this year. However, as a result of investment in growth initiatives, total UK retailing operating costs will increase by approximately 3%. These incremental investment costs cover initiatives such as Simply Food, Home and marketing and system costs in UK Retail associated with the loyalty elements of a national roll-out of the combined credit and loyalty card.

The revenue costs of the head office move to Paddington Basin will be approximately £25m to £30m, compared to £7.6m incurred this year. These costs will be treated as exceptional.

The impact of a national roll-out of the combined credit and loyalty card will be to reduce Financial Services profits by approximately £60m for the financial year 2003/04, compared to the £25m in 2002/03. This is in line with the guidance given at the time of our Interim Results in November 2002.

The financial year incorporates a 53rd week. This will add £30m to £40m to full year profit before tax.

Group capital expenditure will be approximately £560m in 2003/04, compared to £311m this year. This is due to the acquisition of the UK general merchandise warehouses owned by contractors (£100m), the head office move to Paddington Basin (£45m), together with investment in the Simply Food roll-out and the Home business.

**Going concern statement**

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

# Corporate governance

The Board is committed to high standards of corporate governance and has applied the Combined Code principles as shown below. It has reviewed the recommendations of the Higgs Review on non-executive directors and the Smith Report on audit committees, both published in January 2003, which will result in a revised Code. In anticipation of such revision, the Board is putting in place procedures to enable it to report future compliance.

**Directors**

As at 29 March 2003, the Board comprised 12 directors, being the Chairman, Chief Executive, five executive and five non-executive directors.

Luc Vandevelde headed the Board as Chairman and Chief Executive until 1 September 2002 when Roger Holmes was appointed Chief Executive and Luc reverted to his original position as Chairman. Since 1 January 2003, he has fulfilled his role as Chairman on a part-time basis, spending 60% of his time on Group business.

Key features of the corporate governance structure are:

- As Chairman, Luc Vandevelde remains closely involved with the development of corporate strategy and is also Chairman of the Board of Marks and Spencer Financial Services and of the Board's corporate social responsibility committee. He is also a member of the nomination committee which is chaired by our Senior Independent Director, Brian Baldock.
- Roger Holmes exercises his delegated powers as Chief Executive through a newly formed Group Operating Committee comprising the executive directors and members of senior management. It meets fortnightly in retail and finance/operating forums.
- The non-executive directors provide a wide range of skills and experience to the Group. They bring an independent judgement on issues of strategy, performance, risk and people through their membership of the Board and its committees. All non-executive directors are considered independent.
- A new Corporate Governance Group has been formed to advise the Chairman and the Board, led by the Group Secretary, Graham Oakley. It comprises heads of secretariat, legal, audit and risk, insurance, pensions and senior remuneration and senior succession.

A full list of the directors, along with their biographies and the Board committees on which they sit, is given on page 19 of the Annual Review.

All directors have access to the advice and services of the Group Secretary, who ensures that the Board, which meets formally eight times per year, receives appropriate and timely information for its decision-making, that Board procedures are followed and that statutory and regulatory requirements are met. The Secretary also assists the Chairman in ensuring that all directors are properly briefed on issues arising at Board meetings. Directors receive appropriate induction training when they join the Group and coaching to develop individual skills as required.

There is an established procedure whereby any director, wishing to do so in the furtherance of his or her duties, may take independent professional advice at the Group's expense.

Under the Company's Articles of Association, one-third of the Board retires by rotation each year and all directors are required to offer themselves for re-election at least every three years.

**Principal Board committees**

The Board has a formal schedule of matters reserved to itself. The Board has delegated certain responsibilities to Board committees, which operate within clearly defined terms of reference, reporting regularly to the Board, and include:

**Audit Committee:** assists the Board in fulfilling its overview responsibilities, primarily reviewing the reporting of financial and non-financial information to shareholders, the systems of internal control and risk management, and the audit process. It comprises five non-executive directors, is chaired by Kevin Lomax and meets formally three times per year increasing to four times during 2003. The external auditors and the Chief Internal Auditor attend all meetings.

The Financial Services division has its own Audit and Compliance Committee, which includes independent non-executive directors, and which meets three times per year and reports regularly to the Financial Services Board and the Audit Committee.

The Audit Committee also keeps under review the independence and objectivity of the external auditors. The Committee reviews the nature and amount of non-audit work undertaken by PricewaterhouseCoopers LLP ('PwC') each year to satisfy itself that there is no impact on their independence. In some cases, the nature of the advice may make it more timely and cost-effective to select PwC who already have a good understanding of the Group. PwC may also be appointed for consultancy work, but only after rigorous checks, including competitive tender, to confirm they are the best provider. PwC are also subject to professional standards which safeguard the integrity of the auditing role they perform on behalf of our shareholders. Details of this year's fees are given in note 3 on page 32. A new engagement and fee approvals process was put in place during the year requiring prior Audit Committee approval for some engagements and excluding others.

**Remuneration Committee:** ensures the executive directors and senior management are appropriately rewarded, giving due regard to the financial and commercial health of the Group. It comprises three non-executive directors, is chaired by Dame Stella Rimington, and meets formally five times per year. The Remuneration Report appears on pages 13 to 20 and contains a statement of remuneration policy and details of the remuneration of each director.

The remuneration of non-executive directors is determined by the Chairman together with the executive Board. In accordance with the Combined Code, the Board considers each year whether shareholders should be invited to consider separately the Remuneration Report at the AGM and is proposing a separate resolution to shareholders at the 2003 AGM, as also required by new legislation.

**Nomination Committee:** ensures there are appropriate procedures in place for the nomination, selection, training and evaluation of directors and that successional plans are in place. It receives a report twice per year from the Company Chairman on Board structure, size, composition and successional needs, thereby keeping under review the balance of membership between executive and non-executive directors and that the Board has the required blend of skills and experience. It comprises all the non-executive directors together with Luc Vandevelde, is chaired by Brian Baldock, and meets formally twice per year.

**Corporate Social Responsibility ('CSR') Committee:** provides the Board with an overview of the social, environmental and ethical impacts of the Group's activities. It is chaired by Luc Vandevelde, comprises main Board members (executive and non-executive) and senior management and meets formally three times per year. The Group's risk assessment process is applied to identify key CSR risks and opportunities in areas such as product safety, sustainable raw materials, animal welfare, ethical trading, employment policy, health and safety and community involvement. The Committee then reviews strategy, policy development and performance within this framework. The Group's first CSR Review is available from the website at www.marksandspencer.com/the company or by telephoning 0800 591 697.

**Relations with shareholders**

The Group is committed to ongoing communication across its entire shareholder base, whether institutional investors, private or employee shareholders. This is achieved principally through annual and interim reports, quarterly trading statements and the AGM. The Group's website at www.marksandspencer.com contains corporate and customer information updated on a regular basis.

Regular dialogue and presentations take place throughout the year with institutional investors. The AGM, held in July in London, is well attended by shareholders who receive a business presentation and have the opportunity to ask questions of the full Board including the chairs of the Audit, Remuneration and Nomination Committees. The results of the proxy voting are declared at the meeting and are published on the Group's website together with a resumé of the meeting.

**Accountability and audit**

**Responsibility for risk and internal control**

The Group's overriding corporate objective is to maximise long-term shareholder value whilst exceeding the needs of our customers, employees and partners. In doing so, the directors recognise that creating value is the reward for taking and accepting risk.

The Board has overall responsibility for the Group's approach to assessing risk and systems of internal control, and for monitoring their effectiveness in providing shareholders with a return that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. The role of executive management is to implement the Board's policies on risk and control, and present assurance on compliance with these policies. Further independent assurance is presented by an internal audit function, which operates across the Group, and the external auditors. All employees are accountable for operating within these policies.

Because of the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate, the risk of failure to achieve corporate objectives. Accordingly, it can only provide reasonable but not absolute assurance against material misstatement or loss.

**Risk assessment**

The Board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. As an integral part of planning and review, management from each business area and major project identify their risks, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those risks to the desired level. This information is communicated upwards on a filter basis, culminating in a comparison with the executive directors' assessment of the Group's risks and discussion by the Board of the Group Risk Profile.

This process has been in place for the year under review and up to the date of approval of the annual report and accounts. It has been regularly reviewed by the Board and accords with the Internal Control Guidance for directors on the Combined Code produced by the Turnbull Working Party.

# Corporate governance

### Internal control

Whilst the Board maintains full control and direction over appropriate strategic, financial, organisational and compliance issues, it has delegated to executive management the implementation of the systems of internal control within an established framework.

The Board has put in place an organisational structure with formally defined lines of responsibility and delegation of authority. There are also established procedures for planning, capital expenditure, information and reporting systems, and for monitoring the Group's businesses and their performance. These include:

- communication of the Group's strategy, objectives and targets;
- appointment of employees of the necessary calibre to fulfil their allotted responsibilities;
- review by operating divisions of their annual and three-year operating and capital plans with the relevant executive directors prior to submission to the Board for approval. This includes the identification and assessment of risks;
- regular consideration by the Board of year-end forecasts;
- monthly comparison of operating divisions' actual financial performance with budget;
- clearly defined capital investment control guidelines;
- operating policies and procedures;
- reporting of accounting and legal developments to the Board;
- review of treasury policies by the Treasury Committee with changes approved by the Board; and
- review of social, environmental and ethical matters by the Corporate Social Responsibility Committee.

### Assurance

On behalf of the Board, the Audit Committee examines the effectiveness of the Group's:

- assessment of risk by reviewing evidence of risk assessment activity and a report from internal audit on the risk assessment process; and
- systems of internal control primarily through agreeing the scope of the internal audit programme and reviewing its findings, reviews of the annual and interim financial statements and a review of the nature and scope of the external audit.

Any significant findings or identified risks are closely examined so that appropriate action can be taken.

The work of the internal audit department is focused on areas of priority as identified by risk analysis and in accordance with an annual audit plan approved each year by the Audit Committee and by the Board. The Board receives a full report from the Chief Internal Auditor each year on the department's work and findings and regular interim updates on specific issues.

The external auditors are engaged to express an opinion on the financial statements. They review and test the systems of internal financial control and the data contained in the financial statements to the extent necessary to express their audit opinion. They discuss with management the reporting of operational results and the financial condition of the Group and present their findings to the Audit Committee.

The directors, through the Audit Committee, have reviewed the effectiveness of the Group's systems of internal control.

### Compliance with the Combined Code

The directors confirm that for the year ended 29 March 2003 the Company complied with all the Code provisions.

# Remuneration report

### Strategy
The success of Marks & Spencer is dependant upon the skill and experience of motivated employees throughout all levels of the business. It is part of our strategy to have a range of alternative rewards to attract, motivate and retain high calibre individuals to drive the performance of the business and secure new paths for growth. The Board considers the principles of good governance when deciding remuneration strategy. The type and level of remuneration and benefits we offer are key to supporting this strategy and maintaining our market position as an employer of choice.

### Remuneration Committee
The Committee comprises Dame Stella Rimington (Chairman), Brian Baldock and Jack Keenan all of whom are independent, non-executive directors. Tony Ball was also a member of the Committee until he retired from the Board in September 2002.

The Committee recommends to the Board a reward framework to enable the Company to attract and retain its executive directors and senior management, giving due regard to the financial and commercial health of the Company. The Committee's approach reflects the Company's overall philosophy that all employees should be appropriately and competitively rewarded, in particular for delivering superior performance which contributes to improved business results.

The Committee keeps itself fully informed of all relevant developments and best practice in the field of remuneration and seeks advice where appropriate from external advisors. New Bridge Street Consultants have provided material advice to the Committee on directors' remuneration in the past year. They also provide advice to the Company in respect of share schemes.

The Company Chairman, Chief Executive, Company Secretary and Head of Senior Remuneration also materially assisted the Committee in its deliberations, except in relation to their own remuneration.

### Remuneration policy
Total remuneration for executive directors comprises fixed pay, variable pay and benefits. Fixed pay and benefits are set at around median levels when compared with retailers and FTSE 100 companies of similar size. Variable pay provides the opportunity to earn greater amounts for superior performance. The performance-related element forms a significant proportion of the total potential package. There are two components to variable pay: annual bonus and two long-term incentives in the form of share options and participation in the Executive Share Matching Plan.

**Approximate expected relative value of future annual remuneration package for full-time executive directors**

| Fixed | Performance related | |
|---|---|---|
| Salary<br>50% | On-target annual bonus<br>20% | Long-term incentives<br>30% |

The value placed on long-term incentives is an estimate of the expected value of option grants and matching shares awarded under the Executive Share Matching Plan based upon the Black-Scholes methodology. In addition to salary and performance pay, executive directors receive benefits in kind as detailed in the emoluments table on page 16. The analysis excludes potential benefits from the pension scheme.

Following the Chairman's change of status from full-time to part-time during the year, his remuneration package consists of salary, annual bonus and benefits. He no longer participates in any share incentive schemes.

The remuneration for the non-executive directors is determined by the Chairman and executive directors and is designed both to recognise the responsibilities of non-executive directors and to attract individuals with the necessary skills and experience to contribute to the future growth of the Company. The non-executives are paid a basic fee with an additional fee payable to the chair of the Remuneration Committee. Their fees are neither performance related nor pensionable. They do not participate in any of the Company's Share Schemes nor the Annual Bonus Scheme. The next review of fees is due in 2003.

### Salaries and benefits
Salaries and benefits for executive directors are reviewed annually. Salaries are benchmarked against equivalent market salaries for large retailers and for other FTSE 100 companies with a similar turnover and market capitalisation and are currently set around the median point of the comparator groups. The salaries are set by the Committee after consideration of the Company's performance, market conditions, the level of increase awarded to employees throughout the business and the need to reward individual performance. Consistent with his part-time status, the Chairman's salary is pro-rated accordingly. Current salaries for executive directors are set out in the Directors' emoluments table on page 16.

### Annual Bonus Scheme
The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and personal business targets. The achievement of targets for all executive directors is assessed by the Committee, with the help and advice of the Company Chairman.

The current bonus for executive directors starts at 40% of salary for on-target performance rising to a maximum of 100% for exceeding targets.

# Remuneration report

**Long-term Incentive Schemes**

**(a) Executive Share Option Scheme**

Executive Share Option Schemes, now open to approximately 400 senior management, have operated for over 20 years.

Under the current Scheme, annual awards of up to 150% of basic salary may be offered based on performance and potential and, for exceptional performance and potential, grants of up to 250% of basic salary may be awarded. Recruitment grants can be made up to 400% of salary.

The performance targets for the current Scheme are adjusted earnings per share growth, as disclosed in the financial statements, measured from the most recent financial year ending prior to grant of at least:

- inflation plus an average of 3% per annum for 50% of each grant; and
- inflation plus an average of 4% per annum for the other 50% of each grant.

Performance targets are assessed over an initial three year period from the date of grant. If not met over the initial period, the targets can be retested on two further occasions over the four and five year periods from the date of grant.

The performance conditions were chosen because they require significant improvement in the Company's underlying financial performance for options to become exercisable.

Since the 1996 Finance Act, grants of Inland Revenue Approved options have been limited to £30,000. Grants in excess of this limit will be unapproved options, which confer no tax advantage on the participants.

**(b) Executive Share Matching Plan**

An Executive Share Matching Plan for senior management was approved by shareholders at the AGM in 2002 and was introduced for the first time in July 2002.

The Plan currently operates for approximately 25 selected members of senior management. Participants will be required (other than in 2002 when participation was optional) to invest one-third, in shares in the Company, of any annual bonus earned. Any part of the balance of any bonus may be invested voluntarily. In years where there is no bonus payable there is no investment opportunity.

The pre-tax value of the invested bonus will be matched by an award of shares, with the extent of the match determined by performance conditions. The current performance conditions are:

- 50% of the invested bonus receives a matching award based on the Company's Total Shareholder Return ('TSR')[1] compared to the constituents of the FTSE 100 at the start of the performance period; and
- the other 50% of the invested bonus receives a matching award based on the Company's TSR compared to a comparator group of UK retailers at the start of the period:

| | | | |
|---|---|---|---|
| Big Food Group | House of Fraser | New Look | Tesco |
| Boots | Kingfisher | Next | WH Smith |
| Debenhams | Matalan | Safeway | Woolworths |
| Dixons | MFI | Sainsbury | |
| GUS | William Morrison | Somerfield | |

Companies which have dropped out of either group by the end of the period would be included in the calculation if they have been there for 50% or more of the period. If they have been there less than 50% they would be excluded from the calculation.

At the end of the three year performance period[2], the Company's TSR performance is ranked against the two comparator groups and the following matching ratios applied:

| TSR Performance Ranking in Group | Ratio of Matching Award to relevant portion of Invested Bonus |
|---|---|
| Top Decile | 2.5:1 |
| Between Median and Top Decile | Pro rata between 1:1 and 2.5:1 |
| Median | 1:1 |
| Below Median | Zero[3] |

[1]TSR – the return to shareholders comprising the increase or decrease in the share price plus the value of dividends received assuming that they are reinvested.

[2]The performance period for the plan will consist of three consecutive financial years. However, in the first year of the plan the three year performance period started on the day after the results were announced (22 May 2002).

[3]Any element of bonus that is compulsorily invested in the Plan receives a minimum matching ratio of 0.25:1 irrespective of performance.

These performance conditions have been chosen because they are felt most closely to align the interests of senior management with the interests of shareholders, by rewarding management for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE 100 as a whole.

**(c) All-Employee Share Schemes**
Executive directors can also participate in the share schemes open to all employees of the Company, currently the Share Incentive Plan and the SAYE scheme.

Employees have maintained their strong commitment to share ownership in recent years, and currently 42,000 employees hold approximately 26 million shares in their own right and 30,000 employees hold options on 71 million shares under the SAYE scheme.

Details of grants and awards made to executive directors under all schemes are given in section 5 of this report.

### Shareholding policy

A requirement was introduced in 2002 that the executive directors within five years of 1 June 2002 or within five years of appointment (whichever is the later) should hold shares whose market value at that time is equivalent to or greater than their then current gross annual base salary.

### Service contracts

All members of senior management have service contracts which can be terminated by the Company with 12 months' notice. Exceptions may exist where new recruits have been granted longer notice periods for the initial period of their employment.

The Company retains the right to terminate the contract of any director summarily in accordance with the terms of their service agreement, on payment of a sum equivalent to the contractual notice entitlement of 12 months' salary and benefits and payment in respect of future bonus entitlement for that period based on a proportion of the on target bonus. However, entitlement to participate in future options under the Company's share schemes ceases on summary termination.

The executive directors have rolling service contracts which can be terminated by the Company giving 12 months' notice and by the director giving six months' notice, with the exception of Vittorio Radice who was initially appointed with a service contract entitling him to two years' notice, reducing proportionately during the first year of employment to 12 months' notice following the first anniversary of his appointment.

| Name | Date of appointment | Notice period |
|---|---|---|
| Luc Vandevelde | 28/02/00 | 12 mths |
| Roger Holmes | 01/01/01 | 12 mths |
| Justin King | 01/09/02 | 12 mths |
| Alan McWalter[1] | 01/01/00 | n/a |
| David Norgrove | 18/09/00 | 12 mths |
| Laurel Powers-Freeling | 06/11/01 | 12 mths |
| Vittorio Radice | 03/03/03 | 23 mths |
| Alison Reed | 11/07/01 | 12 mths |

[1]Alan McWalter retired from the Board on 10 July 2002.

### Non-executive directors

The non-executive directors have service agreements with the Company for an initial three-year term which are terminable on three months' notice.

| Name | Date of appointment | Notice period/unexpired term |
|---|---|---|
| Brian Baldock[1] | 01/10/96 | 3 mths/– |
| Tony Ball[2] | 01/09/00 | n/a |
| Jack Keenan | 01/09/01 | 3 mths/17 mths |
| Kevin Lomax | 01/09/00 | 3 mths/5 mths |
| Paul Myners | 02/04/02 | 3 mths/24 mths |
| Dame Stella Rimington[1] | 01/01/97 | 3 mths/– |

[1]Brian Baldock and Stella Rimington have both served two terms of three years and continue in office with a three month notice period.
[2]Tony Ball retired from the Board on 4 September 2002.

### External appointments

The Company recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Company. Fees are normally retained by the individual director.

# Remuneration report

### Performance graph

This graph illustrates the performance of the Company against the FTSE 100 over the past five years. The FTSE 100 has been chosen as it is a recognised broad equity market index of which the Company has been a member throughout the period. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

### Total shareholder return


140
120
100
80
60
40
20
0
29 Mar 98
29 Mar 99
29 Mar 00
29 Mar 01
29 Mar 02
29 Mar 03

The above graph looks at the value, at the end of the 2002/03 financial year, of £100 invested in Marks & Spencer shares at the end of the 1997/98 financial year compared with the value of £100 invested in the FTSE 100 Index over the same period. The other points plotted are the values at intermediate financial year-ends.

---- Marks & Spencer —— FTSE 100 Index Source: Datastream

### 1 Directors' emoluments

| | Current annual salary/fee £000 | Salary/fee £000 | Benefits £000 | Bonus £000 | Termination payments £000 | **Total 2003 £000** | Total 2002 £000 |
|---|---|---|---|---|---|---|---|
| **Chairman** | | | | | | | |
| Luc Vandevelde | 420 | 630 | 478 | 617 | – | **1,725** | 2,234 |
| **Chief Executive** | | | | | | | |
| Roger Holmes | 600 | 538 | 109 | 491 | – | **1,138** | 914 |
| **Executive directors (appointed from)** | | | | | | | |
| Justin King (1 September 2002) | 300 | 175 | 35 | 160 | – | **370** | n/a |
| David Norgrove | 330 | 307 | 20 | 268 | – | **595** | 570 |
| Laurel Powers-Freeling (6 November 2001) | 340 | 325 | 71 | 303 | – | **699** | 333 |
| Vittorio Radice (3 March 2003)[1] | 425 | 35 | 875 | 290 | – | **1,200** | n/a |
| Alison Reed (11 July 2001) | 350 | 335 | 54 | 306 | – | **695** | 504 |
| **Non-executive directors (appointed from)** | | | | | | | |
| Brian Baldock | 34 | 34 | – | – | – | **34** | 34 |
| Jack Keenan (1 September 2001) | 34 | 34 | – | – | – | **34** | 20 |
| Kevin Lomax | 34 | 34 | – | – | – | **34** | 34 |
| Paul Myners (2 April 2002) | 34 | 34 | – | – | – | **34** | n/a |
| Dame Stella Rimington | 50 | 50 | – | – | – | **50** | 50 |
| **Retired directors (retirement date)** | | | | | | | |
| Alan McWalter (10 July 2002)[2] | | 100 | 25 | 90 | 451 | **666** | 651 |
| Tony Ball (4 September 2002) | | 15 | – | – | – | **15** | 34 |
| **Former directors** | | n/a | n/a | n/a | n/a | **n/a** | 1,007 |
| **Total** | | 2,646 | 1,667 | 2,525 | 451 | **7,289** | 6,385 |

[1]Details of package for Vittorio Radice are shown in section 2.
[2]Alan McWalter retired from the Board on 10 July 2002. His termination payment includes one year's salary of £300,000 and £151,000 for loss of benefits which includes bonus, car benefits, pension supplement and loss of pensionable service.

The annual bonus scheme this year has been awarded at a range of 87% to 98% of base salary dependent on the delivery of personal business targets and the financial measure of profit before tax. The bonus figure in the emoluments table is inclusive of the amounts compulsorily and voluntarily invested in shares for the purposes of the Share Matching Plan. Luc Vandevelde does not participate in this plan.

The benefits shown in the emoluments table include the provision of cars, fuel and travel for executive directors. Pension supplements are paid to Luc Vandevelde, of 16% of salary and Vittorio Radice, of 25% of salary as they do not participate in the Marks & Spencer Pension Scheme. A 10% supplement, in respect of the difference between the pensions earnings cap and their base salary (see section 3) is paid to Roger Holmes, Justin King, Laurel Powers-Freeling and was paid to Alan McWalter. In addition, under the terms of Luc Vandevelde's service contract, the Company provides accommodation whilst he is in London on which he is assessed for tax. Accommodation is also provided for Laurel Powers-Freeling in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises from this which is met by the Company. Luc Vandevelde, Roger Holmes and Alison Reed received a cash sum in lieu of the dividends waived on shares which vested under the Restricted Share Plan.

**2 Recruitment of executive directors**

During the year Vittorio Radice was recruited and appointed to the Board as an executive director on 3 March 2003 on the following terms:

- salary of £425,000;
- guaranteed bonus of £290,000 as compensation for loss of bonus from his previous employer (included within bonus in the emoluments table);
- shares to the value of £665,000 in compensation for the loss of outstanding Long Term Incentive Plans with his previous employer. These shares will be released in three tranches, subject to continuing employment, in July of 2003, 2004 and 2005 (included within benefits in the emoluments table);
- supplement of 25% of total salary and a payment of £200,000 in compensation for the loss of pension benefits from his previous employer (included within benefits in the emoluments table); and
- award of shares under the 2002 Executive Share Option Scheme with a market value at the date of employment of four times base salary (see Long Term Incentive Schemes).

**3 Directors' pension information**

**The Marks & Spencer Pension Scheme**

The executive directors, management and employees (except for staff employed by Marks & Spencer Outlet Ltd) all participate in the Company's Defined Benefit Pension Scheme provided their date of permanent appointment was prior to 1 April 2002. The Scheme is non-contributory and the subject of an Independent Trust. The normal retirement age under the Pension Scheme for senior management is 60 to harmonise with the Company contractual retirement age. For all other employees the normal retirement age is 65 (previously 60) but for those employees who joined the Scheme prior to 1 January 1996 their accrued rights were not affected by this change.

The Pension Scheme enables members to achieve the maximum pension of two-thirds of their salary in the 12 months ending at normal retirement date after 30 years' service. For employees (including senior management) who joined the Scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Employees who joined the Scheme on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

In the case of earnings over £100,000 p.a., the pensionable salary is usually based on an average of the earnings over the last three years to retirement.

Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable, together with a spouse's pension of two-thirds of the member's prospective pension at the age of 65 (60 for senior management). For death in retirement, a spouse's pension is paid equal to two-thirds of the member's current pension. In the event of death after leaving service but prior to commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable. In all circumstances, children's allowances are also payable, usually up to the age of 16. Substantial protection is also offered in the event of serious ill health.

Post-retirement increases for pension earned from 6 April 1997 are awarded on a statutory basis. Pension earned prior to 6 April 1997 is guaranteed to increase by the rise in inflation, up to a maximum of 3% per annum. Increases beyond this figure will continue to be reviewed on a discretionary basis.

The Marks & Spencer Pension Scheme was closed to new members with effect from 31 March 2002. For employees joining the Company on or after 1 April 2002, a new contributory Retirement Plan is available (after one year's service), see page 18 for details.

**Pension benefits**

The Directors' Remuneration Report Regulations 2002 require disclosure of defined benefit pension arrangements on a different basis to that specified in the Listing Rules. Details of pension benefits earned by the executive directors during the year ended 29 March 2003 are shown below on both bases:

| | Accrued entitlement at 30 March 2002 £000 | Additional pension earned in the year £000 | Additional pension earned in the year in excess of inflation £000[5] | Transfer value of additional pension in excess of inflation (net of director's contribution) £000[5] | **Accrued entitlement at 29 March 2003 £000** | Age at 29 March 2003 | Transfer value of pension at 30 March 2002 £000 | **Transfer value of pension at 29 March 2003 £000** | Increase in transfer value (net of director's contribution) £000 |
|---|---|---|---|---|---|---|---|---|---|
| | | | Required under Listing Rules (as in prior years) | | | | New under Directors' Remuneration Report Regulations | | |
| Roger Holmes[1,2] | 4 | 3 | 3 | 17 | **7** | 43 | 30 | **40** | 10 |
| Justin King[1,2] | 3 | 3 | 2 | 11 | **6** | 41 | 27 | **40** | 13 |
| David Norgrove | 86 | 18 | 16 | 213 | **104** | 55 | 1,191 | **1,348** | 157 |
| Laurel Powers-Freeling[1] | 1 | 2 | 2 | 17 | **3** | 45 | 7 | **22** | 15 |
| Alison Reed | 75 | 66 | 65 | 462 | **141** | 46 | 708 | **1,005** | 297 |
| Alan McWalter[1,2,3] | 5 | 4 | 4 | 72 | **9** | 49 | 54 | **119** | 65 |

[1]Roger Holmes, Alan McWalter, Justin King and Laurel Powers-Freeling are subject to the pension earnings 'cap' (£97,200 at 29 March 2003) which is reviewed annually by the Government. As a result, they also receive a pension-related salary supplement (see section 1).

[2]The pensions for Roger Holmes, Alan McWalter and Justin King are based on a uniform accrual of two-thirds of the pension earnings 'cap' less the pension which they have accrued from membership of previous employers' pension schemes.

# Remuneration report

[3]Pension figures for Alan McWalter reflect his service to 31 July 2002 when he ceased to be an employee.
[4]The pension entitlements and transfer values shown exclude any additional pension purchased by Additional Voluntary Contributions.
[5]Inflation has been assumed to be equivalent to the actual rate of price inflation which was 1.7% for the year to 30 September 2002. This measurement date accords with the Listing Rules.

The accrued entitlement represents the deferred pension to which directors would have been entitled had they left the Company at the end of March 2002 and 2003 respectively. Under the Listing Rules, the 'additional pension earned' is the increase during the year net of inflation, and the transfer value relating to that increase is shown under the column headed 'transfer value of additional pension'.

Under the Directors' Remuneration Report Regulations the 'additional pension earned' relates to the difference between the accumulated pension at the end of March 2002 and 2003. Also disclosed under the new regulations is the 'transfer value' of the accrued entitlement at the end of March 2002 and 2003. The 'increase in transfer value' is the difference between these values and is therefore dependent on the change in stock market conditions over the course of the year.

The transfer value represents an obligation of the pension fund which could be paid to another pension scheme for the benefit of the director. It is not a sum paid or due to the director.

Luc Vandevelde and Vittorio Radice do not participate in the Company Pension Scheme.

**The Marks & Spencer Retirement Plan**
Employees joining the Company on or after 1 April 2002 are, on completion of one year's service, invited to join the new, contributory Retirement Plan. The Plan is a defined contribution arrangement, where employees may choose to contribute between 3% and 6% of their salary, and the Company will contribute between 6% and 12%. The employee is free to choose, from a range of investment vehicles, where the total contribution will be invested.

During the one year waiting period before joining the Plan, the employees will be covered for death in service by a capital payment of twice salary, increasing to four times salary from the date of joining the Plan, subject to the statutory earnings cap.

### 4 Payments to former directors
Details of payments made under the Early Retirement Plan and other payments made to former directors during the year are:

| | **Paid in 2003 £000** | Paid in 2002 £000 |
|---|---|---|
| **Early retirement pensions[1] (payable until)** | | |
| James Benfield (22 April 2009) | **71** | 70 |
| Lord Stone of Blackheath (7 September 2002) | **47** | 93 |
| Derek Hayes (19 November 2008) | **66** | 65 |
| Chris Littmoden (28 September 2003) | **89** | 88 |
| Keith Oates (3 July 2002) | **59** | 174 |
| **Unfunded pensions** | | |
| Clinton Silver[2] | **89** | 88 |
| **Other** | | |
| Robert Colvill[3] | **19** | 177 |
| Chris Littmoden | **–** | 87 |
| Sir David Sieff | **–** | 13 |

[1]Under the Early Retirement Plan the Remuneration Committee could, at its discretion, offer an unfunded Early Retirement Pension, separate from the Company pension, which was payable from the date of retirement to age 60. With effect from 31 March 2000, the Early Retirement Plan was withdrawn but payments continue for awards made before this date.
[2]The pension scheme entitlement for Clinton Silver is supplemented by an additional, unfunded pension paid by the Company.
[3]Robert Colvill continued to receive a fee as non-executive chairman of Marks & Spencer Financial Services until 31 August 2002.

### 5 Directors' interests in long-term incentive schemes
**Share Option Schemes**
The Company has operated Executive Option Schemes for over 20 years following shareholder approval for the first scheme in 1977. The Remuneration Committee has imposed performance criteria for the exercise of all options granted since 1996 and the performance targets for outstanding options are described below:

**2000 and 2002 Schemes**
For options granted in 2001–03, the performance target is:
- earnings per share growth over three years of at least inflation plus an average of 3% per annum for 50% of each grant, measured from a fixed base of 14.5p or the EPS figure for the year ending prior to grant if higher; and
- earnings per share growth over three years of inflation plus an average of 4% per annum for the other 50% of each grant, measured from a fixed base of 16.5p or the EPS figure for the year ending prior to grant if higher.

Luc Vandevelde, Roger Holmes, Justin King, David Norgrove, Laurel Powers-Freeling, Vittorio Radice, Alison Reed and Alan McWalter hold options under these schemes.

## 5 Directors' interests in long-term incentive schemes continued

### 1997 Scheme

The first grants under this scheme were in June 1998 and no options have been granted since June 2000. Options are subject to the following performance targets on exercise:

- Tier 1 Options: earnings per share growth over three years of at least inflation plus an average of 3% per annum; and
- Tier 2 Options: earnings per share growth over five years which would place the Company in the upper quartile of the FTSE 100 companies.

Luc Vandevelde, David Norgrove, Alison Reed and Alan McWalter hold options under this scheme.

### 1984 and 1987 Schemes

The last grants under these schemes were awarded in June 1997. The performance targets for the exercise of options granted in 1996 and 1997 require earnings per share growth of at least inflation plus an average of 2% per annum.

Participants who hold options under the 1984 and 1987 Schemes will continue to be bound by their Maximum Option Value (MOV) of four times earnings, and may only exercise options up to this value, after which any outstanding options lapse. Following the introduction of the 2000 Scheme the Remuneration Committee decided that MOV will no longer increase with earnings. David Norgrove and Alison Reed hold options under this scheme.

At the discretion of the Remuneration Committee, directors can take their options for all schemes into retirement. Options held under the 1984 and 1987 Schemes continue to be bound by MOV and can be exercised subject to the option period. For options held under the 1997, and current Schemes, options lapse if they are not exercised within 12 months of retirement.

Additionally, a Save As You Earn (SAYE) Option Scheme was approved by shareholders in 1981 and renewed by shareholders in 1987 and 1997. The Scheme is open to all employees, including executive directors, who have completed one year's service and who open an approved savings contract. Inland Revenue rules limit the maximum amount which can be saved to £250 per month. When the savings contract is started options are granted to acquire the number of shares that the total savings will buy when the savings contract matures; options cannot normally be exercised until a minimum of three years has elapsed.

The options detailed in the table below may not be exercisable for any one of the following reasons:
(i) the options have not been held for three years and therefore cannot be exercised under scheme rules; or
(ii) the options have not met the appropriate performance criteria.

| | At 1 April 2002 or date of appointment | Granted during the year | Exercised/ lapsed during the year | **At 29 March 2003 or date of retirement** | Option price (pence) | Exercise price (pence) | Option period |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| Luc Vandevelde | | | | | | | |
| Not exercisable (B)[7] | 4,365,532 | | | **4,365,532** | 261.0[1] | | Mar 2003 – Jun 2011 |
| Not exercisable (A)[6] | | | | **500,000** | 350.0 | | Jun 2005 – Jun 2012 |
| Granted | | 500,000 | | | 350.0 | | Jun 2005 – Jun 2012 |
| Roger Holmes | | | | | | | |
| Not exercisable (B)[7] | 1,120,816 | | | **1,120,816** | 209.0[1] | | Dec 2003 – Jun 2011 |
| Not exercisable (A)[6] | 182,142 | | | **439,284** | 350.0 | | Dec 2004 – Jun 2012 |
| Granted | | 257,142 | | | 350.0 | | Jun 2005 – Jun 2012 |
| Justin King | | | | | | | |
| Not exercisable (B)[7] | 377,148 | | | **377,148** | 223.0[1] | | Mar 2004 – Mar 2011 |
| Not exercisable (A)[6] | 34,284 | | | **137,140** | 350.0 | | Dec 2004 – Jun 2012 |
| Granted | | 102,856 | | | 350.0 | | Jun 2005 – Jun 2012 |
| David Norgrove[2] | | | | | | | |
| Exercisable (A)[4] | 55,249 | | | **23,612** | 386.0[1] | | May 1996 – Jun 2005 |
| Not exercisable (B)[7] | | | | **384,386** | 232.0[1] | | Sep 2003 – Jun 2011 |
| Not exercisable (A)[6] | 681,807 | | | **415,277** | 426.0[1] | | Jun 1999 – Jun 2012 |
| Granted | | 117,856 | | | 350.0 | | Jun 2005 – Jun 2012 |
| Lapsed | | | 9,461 | | | | |
| Exercised | | | 22,176 | | 329.0 | 387.9 | |
| SAYE | 5,089 | | | **2,483** | 156.0 | | Jan 2004 – Jun 2004 |
| SAYE | 2,363 | | | **2,363** | 330.0 | | Jan 2003 – Jun 2003 |
| SAYE exercised | | | 2,606 | | 223.0 | 305.0 | |

# Remuneration report

| | At 1 April 2002 or date of appointment | Granted during the year | Exercised/ lapsed during the year | **At 29 March 2003 or date of retirement** | Option price (pence) | Exercise price (pence) | Option period |
|---|---|---|---|---|---|---|---|
| **Directors continued** | | | | | | | |
| Laurel Powers-Freeling | | | | | | | |
| Not exercisable (A)[6] | 365,713 | | | **548,569** | 350.0 | | Dec 2004 – Jun 2012 |
| Granted | | 182,856 | | | 350.0 | | Jun 2005 – Jun 2012 |
| Vittorio Radice | | | | | | | |
| Granted (A)[6] | 555,553 | | | **555,553** | 306.0 | | Mar 2006 – Mar 2013 |
| Alison Reed | | | | | | | |
| Exercisable (A)[4] | 85,053 | | | **54,788** | 407.0[1] | | May 1996 – Jun 2005 |
| Not exercisable (B)[7] | 289,460 | | | **289,460** | 235.0[1] | | Sep 2003 – Jun 2011 |
| Not exercisable (A)[6] | 276,929 | | | **465,499** | 377.0[1] | | Jun 1999 – Jun 2012 |
| Granted | | 188,570 | | | 350.0[1] | | Jun 2005 – Jun 2012 |
| Lapsed | | | 30,265 | | | | |
| SAYE | 10,166 | | | **10,166** | 166.0[1] | | Jan 2005 – Jun 2006 |
| **Retired directors** | | | | | | | |
| Alan McWalter[3] | | | | | | | |
| Exercisable (B)[5] | | | | **175,780** | 256.0 | | Aug 2002 – Jul 2003 |
| Exercisable (A)[4] | | | | **721,310** | 305.0 | | Aug 2002 – Jul 2003 |
| Not exercisable | 897,090 | | | | 295.0[1] | | |

[1]Weighted average price.
[2]David Norgrove was the only director who exercised options during the year. The gain was £15,000.
[3]Alan McWalter retired as a director 10 July 2002. Options are carried into retirement under the terms of the various schemes (see above).
[4]Exercisable (A) – option price is above market value on 29 March 2003, options have vested.
[5]Exercisable (B) – option price is below market value on 29 March 2003, options have vested.
[6]Not exercisable (A) – option price is above market value on 29 March 2003, options have not vested.
[7]Not exercisable (B) – option price is below market value on 29 March 2003, options have not vested.
[8]The market price of the shares at the end of the financial year was 289.25p; the highest and lowest share price during the financial year were 423.0p and 262.5p respectively.

### Executive Share Matching Plan

| Name of director | Date of award | Maximum potential number of matching shares[1] | Market price on award date | Performance period for matching award |
|---|---|---|---|---|
| Luc Vandevelde | 30 July 2002 | 178,788 | 339.0p | 2002–05 |
| Roger Holmes | 30 July 2002 | 113,525 | 339.0p | 2002–05 |
| Justin King | 30 July 2002 | 37,907 | 339.0p | 2002–05 |
| David Norgrove | 30 July 2002 | 71,625 | 339.0p | 2002–05 |
| Laurel Powers-Freeling | 30 July 2002 | 26,324 | 339.0p | 2002–05 |
| Alison Reed | 30 July 2002 | 76,841 | 339.0p | 2002–05 |

[1]The number of matching shares are the maximum (a match of 1:2.5) that could be receivable by the executive if performance conditions outlined in the policy section above are fully met.

After one year of the 2002–05 performance period, Marks & Spencer's TSR is ranked 27th in the FTSE 100 Comparator Group and 4th in the Retailers Comparator Group. A match of 1:1.99 (79% of the maximum potential) shares would be receivable if these positions were to be maintained for the full three-year performance period. These calculations have been independently made by New Bridge Street Consultants using data from Datastream (an independent data services provider). Arcadia will not be included within the Retailer Comparator Group at the end of the three-year period as they will not have existed for more than 50% of the time.

Sections 1, 3, 4 and the table in section 5 of this report have been audited.

Approved by the Board
19 May 2003

**Dame Stella Rimington DCB**, Chairman of the Remuneration Committee

# Directors' interests

The beneficial interests of the directors and their families in the shares of the Company are shown below. These include shares held under the Delayed Profit Sharing Scheme. Options granted under the Save As You Earn (SAYE) Share Option and Executive Share Option Schemes are shown on pages 35 to 37. Further information regarding employee share option schemes is given in note 10E.

*There have been no other changes in the directors' interests in shares or options granted by the Company and its* subsidiaries between the end of the financial year and one month prior to the notice of the Annual General Meeting. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of directors' shareholdings and options to subscribe for shares. No director had any interest in any subsidiary at the beginning or end of the year.

| **Shares in the Company – beneficial and family interests** | **Ordinary shares at 29 March 2003** | **B shares at 29 March 2003** | Ordinary shares at 30 March 2002 or date of appointment | B shares at 30 March 2002 or date of appointment |
|---|---|---|---|---|
| Luc Vandevelde | **880,686** | **–** | 654,160 | 808,080 |
| Roger Holmes | **200,084** | **3,130** | 173,588 | 3,130 |
| Justin King | **24,875** | **–** | 24,768 | – |
| David Norgrove | **41,363** | **2,886** | 19,697 | 19,849 |
| Laurel Powers-Freeling | **9,681** | **–** | 2,639 | – |
| Alison Reed | **84,109** | **2,474** | 61,974 | 4,425 |
| Vittorio Radice | **10,000** | **–** | 10,000 | – |
| Brian Baldock | **56,584** | **–** | 56,584 | – |
| Jack Keenan | **3,238** | **–** | 3,238 | 4,000 |
| Kevin Lomax | **16,190** | **–** | 16,190 | 20,000 |
| Paul Myners | **30,000** | **–** | 30,000 | – |
| Dame Stella Rimington | **2,870** | **–** | 2,791 | – |

# Directors' responsibilities

**Directors' responsibilities for preparing the financial statements**
The directors are obliged under company law to prepare financial statements for each financial year and to present them annually to the Company's members in the Annual General Meeting.

The financial statements, of which the form and content is prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit for that period.

The directors are also responsible for the adoption of suitable accounting policies and their consistent use in the financial statements, supported where necessary by reasonable and prudent judgements.

The directors confirm that the above requirements have been complied with in the financial statements.

In addition, the directors are responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Group and to prevent and detect fraud or any other irregularities, as described more fully on pages 11 and 12.

# Directors' report

### Principal activities

The principal activities of the Group are Retailing and Financial Services.

Retailing consists of the Group's retail activities under the Marks & Spencer and Kings Super Markets brand names.

Financial Services consists of the operations of the Group's retail financial services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions. The Group's captive insurance company is also included in this segment as the major part of its business is generated from the provision of related insurance services.

### Review of activities and future performance

A review of the Group's activities and of the future development of the Group is contained within the Annual Review and Summary Financial Statement.

### Profit and dividends

The profit for the financial year, after taxation, minority interests and non-equity dividends, amounts to £473.7m (last year £153.0m). The directors have declared dividends as follows:

| **Ordinary shares** | £m |
|---|---|
| Interim paid, 4.0p per share (last year 3.7p) | 91.8 |
| Proposed final, 6.5p per share (last year 5.8p) | 147.4 |
| **Total ordinary dividends, 10.5p per share** (last year 9.5p) | **239.2** |

During the year, dividends of £6.8m have been paid on non-equity shares.

The final dividend will be paid on 18 July 2003 to shareholders whose names are on the Register of Members at the close of business on 30 May 2003.

### Changes in share capital

**(i) Issue of new ordinary shares**

During the period, 7,960,946 ordinary shares in the Company were issued as follows:

- 513,987 shares under the terms of the 1984 Executive Share Option Scheme at prices between 329p and 404p;
- 575,629 shares under the terms of the 1997 Executive Share Option Scheme at prices between 260p and 358p;
- 1,779,021 shares under the terms of the 2000 Executive Share Option Scheme at prices between 195p and 256p; and
- 5,092,309 shares were issued under the terms of the United Kingdom Employees' Save As You Earn Share Option Scheme at prices between 156p and 389p.

**(ii) Purchase of ordinary shares**

The Company is authorised by the shareholders to purchase, in the market, the Company's own shares, as permitted under the Company's Articles of Association. During the year the Company purchased and subsequently cancelled 44,894,601 ordinary shares at a cost of £141.7m, with a nominal value of £11.2m, at prices between 266.1p and 354.8p, representing 2.0% of its issued share capital. This authority is renewable annually and approval will be sought from shareholders at the AGM in 2003 to renew the authority for a further year.

**(iii) Redemption of B shares**

During the year the Company redeemed 225,383,628 B shares at par.

### Major shareholders

As at 13 May 2003, the Company's share register of substantial shareholdings showed the following interests in 3% or more of the Company's shares:

| | Ordinary shares | % share capital |
|---|---|---|
| The Capital Group Companies, Inc. | 138,883,735 | 6.12 |
| Brandes Investment Partners, L.P. | 122,592,739 | 5.40 |
| Legal and General Investment Management | 94,771,750 | 4.17 |
| Barclays | 80,622,984 | 3.55 |

In addition, JP Morgan has notified us that it is holding 69,833,873 ordinary shares (3.08%) as American Depositary Receipts, 52,498,950 of which are included in the above figures for Brandes Investment Partners.

### Directors and their interests

The current directors are listed on page 19 of the Annual Review and Summary Financial Statement.

Justin King and Vittorio Radice were appointed executive directors of the Company on 1 September 2002 and 3 March 2003, respectively. Alan McWalter retired from the Board on 10 July 2002.

On 2 April 2002, Paul Myners was appointed non-executive director of the Company. Tony Ball retired from the Board on 4 September 2002.

The beneficial interests of the directors and their families in the shares of the Company and its subsidiaries are given on page 21.

### Employee involvement

We have maintained our commitment to employee involvement throughout the business.

Employees are kept well informed of the performance and objectives of the Group through personal briefings, regular meetings and e-mail. These are supplemented by our employee publication, On Your Marks, and video presentations. Business Involvement Groups in stores, distribution centres and head office represent employees in two way communication and are involved in the delivery of change and driving business improvement.

The eighth meeting of the European Council took place last July. This council provides an additional forum for communicating with employee representatives from the countries in the European Community.

Directors and senior management regularly visit stores and discuss, with employees, matters of current interest and concern to the business.

We continue to support employee share ownership through long-established employee share schemes, membership of which is service-related, details of which are given on pages 35 to 37.

### Equal opportunities

The Group is committed to an active Equal Opportunities Policy from recruitment and selection, through training and development, appraisal and promotion to retirement.

It is our policy to promote an environment free from discrimination, harassment and victimisation, where everyone will receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion. All decisions relating to employment practices will be objective, free from bias and based solely upon work criteria and individual merit.

The Group is responsive to the needs of its employees, customers and the community at large and we are an organisation that uses everyone's talents and abilities to the full.

### Employees with disabilities

It is our policy that people with disabilities should have full and fair consideration for all vacancies. During the year we continued to use the Government's 'two tick' disability symbol to demonstrate our commitment to interviewing those people with disabilities who fulfil the minimum criteria, and endeavouring to retain employees in the workforce if they become disabled during employment. We will actively retrain and adjust their environment where possible to allow them to maximise their potential.

We continue to work with external organisations to provide work-place opportunities on the 'Workstep Programme'.

### Creditor payment policy

For all trade creditors, it is the Group's policy to:

- agree the terms of payment at the start of business with that supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with its contractual and other legal obligations.

The main trading company's (Marks and Spencer p.l.c.) policy concerning the payment of its trade creditors is as follows:

- General merchandise is automatically paid for 11 working days from the end of the week of delivery;
- Food is paid for 13 working days from the end of the week of delivery (based on the timely receipt of an accurate invoice); and
- Distribution suppliers are paid monthly, for costs incurred in that month, based on estimates, and payments are adjusted quarterly to reflect any variations to estimate.

Trade creditor days for Marks and Spencer p.l.c. for the year ended 29 March 2003 were 14.3 days (10.3 working days), based on the ratio of company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

# Directors' report

### Charitable and political donations

During the year, £6.5m (last year £4.9m) was spent in the UK in support of the community. Within this figure, direct donations to charitable organisations amounted to £4.9m (last year £2.8m).

At the Annual General Meeting in July 2002, shareholders authorised the Company, Marks and Spencer p.l.c. and Marks and Spencer Financial Services p.l.c. to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 in aggregate for each company in each year until 10 July 2006.

It is our policy not to make donations to political parties and accordingly no political payments were made. However, we have a long tradition of supporting the community and the Group may support individuals in a number of ways for civic duties, which we shall continue to do.

### Auditors

In the year 2000, a change in the law enabled any UK accounting firm to become a limited liability partnership ('LLP'), a new legal entity. The change to LLP has not affected the relationship between PricewaterhouseCoopers and shareholders. The partnership continues to have unlimited liability in respect of statutory audit engagements, but the liability of individual partners is limited.

On 1 January 2003, PricewaterhouseCoopers ('PwC') transferred its business to PricewaterhouseCoopers LLP ('PwC LLP'). On 29 January 2003, PwC resigned as the Company's auditors and, on the Audit Committee's recommendation, the Board subsequently appointed PwC LLP as auditors of the Company to fill the casual vacancy thereby created.

Special notice having been received in accordance with the Companies Act 1985, a resolution to reappoint PwC LLP as auditors of the Company will be proposed at the Annual General Meeting.

### Annual General Meeting

The Notice of the Annual General Meeting to be held on 16 July 2003 (together with explanatory notes) is given in the booklet which accompanies this report.

By order of the Board

Luc Vandevelde, Chairman

London, 19 May 2003

# Auditors' report

**Independent auditors' report to the members of Marks and Spencer Group p.l.c.**
We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the note of group historical cost profits and losses, consolidated statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

**Respective responsibilities of directors and auditors**
The directors' responsibilities for preparing the Annual Report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This opinion has been prepared for and only for the Company's members in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

**Basis of audit opinion**
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 29 March 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
19 May 2003

# Consolidated profit and loss account

| | Notes | 52 weeks ended 29 March 2003 Continuing operations £m | Discontinued operations £m | Total £m | 52 weeks ended 30 March 2002 Continuing operations £m | Discontinued operations £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Total turnover** | 2 | 8,077.2 | – | 8,077.2 | 7,619.4 | 516.0 | 8,135.4 |
| **Operating profit:** | | | | | | | |
| Continuing operations: | | | | | | | |
| Before exceptional operating charges | | 761.8 | – | 761.8 | 629.1 | – | 629.1 |
| Exceptional operating charges | 4A | (43.9) | – | (43.9) | – | – | – |
| Discontinued operations: | | | | | | | |
| Continental European operations | | – | – | – | – | (42.5) | (42.5) |
| Less provision made in 2001 | | – | – | – | – | 42.5 | 42.5 |
| Other discontinued operations | | – | – | – | – | 14.7 | 14.7 |
| **Total operating profit** | 2,3 | 717.9 | – | 717.9 | 629.1 | 14.7 | 643.8 |
| Profit on sale of property and other fixed assets | 4B | 1.6 | – | 1.6 | 41.2 | – | 41.2 |
| Loss on sale/termination of operations: | 4C | | | | | | |
| Loss arising on sale/closure | | – | (12.3) | (12.3) | – | (102.8) | (102.8) |
| Less provision made in 2001 | | – | 10.8 | 10.8 | – | 104.3 | 104.3 |
| | | – | (1.5) | (1.5) | – | 1.5 | 1.5 |
| Goodwill previously written off | | – | – | – | – | (368.2) | (368.2) |
| Net loss on sale/termination of operations | | – | (1.5) | (1.5) | – | (366.7) | (366.7) |
| Net interest (expense)/income | 5 | (40.5) | – | (40.5) | 17.6 | – | 17.6 |
| **Profit/(loss) on ordinary activities before taxation** | | 679.0 | (1.5) | 677.5 | 687.9 | (352.0) | 335.9 |
| Analysed between: | | | | | | | |
| Profit on ordinary activities before taxation and exceptional items | | 721.3 | – | 721.3 | 646.7 | 14.7 | 661.4 |
| Exceptional items | | (42.3) | (1.5) | (43.8) | 41.2 | (366.7) | (325.5) |
| Taxation on ordinary activities | 6 | (197.4) | – | (197.4) | (195.1) | 12.6 | (182.5) |
| **Profit/(loss) on ordinary activities after taxation** | | 481.6 | (1.5) | 480.1 | 492.8 | (339.4) | 153.4 |
| Minority interests (all equity) | | 0.4 | – | 0.4 | 1.1 | (1.5) | (0.4) |
| **Profit/(loss) attributable to shareholders** | | 482.0 | (1.5) | 480.5 | 493.9 | (340.9) | 153.0 |
| Dividends (including dividends in respect of non-equity shares) | 8 | (246.0) | – | (246.0) | (238.9) | – | (238.9) |
| **Retained profit/(loss) for the period** | | 236.0 | (1.5) | 234.5 | 255.0 | (340.9) | (85.9) |
| **Earnings per share** | 9 | 20.7p | | 20.7p | 17.4p | | 5.4p |
| **Diluted earnings per share** | 9 | 20.4p | | 20.4p | 17.3p | | 5.4p |
| **Adjusted earnings per share** | 9 | 22.2p | | 22.2p | 15.9p | | 16.3p |
| **Diluted adjusted earnings per share** | 9 | 21.9p | | 21.9p | 15.8p | | 16.2p |
| **Dividend per share** | 8 | | | 10.5p | | | 9.5p |

## Note of group historical cost profits and losses

| | Notes | 52 weeks ended 29 March 2003 £m | 52 weeks ended 30 March 2002 £m |
|---|---|---|---|
| Profit on ordinary activities before taxation | | 677.5 | 335.9 |
| Realisation of property revaluation surplus | 25 | 4.1 | 67.2 |
| Share of joint venture's revaluation surplus realised on disposal | 25 | 10.4 | – |
| Revaluation element of depreciation charge | 25 | 1.4 | 1.6 |
| **Historical cost profit on ordinary activities before taxation** | | 693.4 | 404.7 |
| **Historical cost retained profit/(loss) for the period** | | 250.4 | (17.1) |

## Consolidated statement of total recognised gains and losses

| | Notes | 52 weeks ended 29 March 2003 £m | 52 weeks ended 30 March 2002 £m |
|---|---|---|---|
| **Profit attributable to shareholders** | | 480.5 | 153.0 |
| Exchange differences on foreign currency translation | 25 | 3.4 | 0.1 |
| Unrealised (deficit)/surplus on revaluation of investment properties | 25 | (0.8) | 0.5 |
| **Total recognised gains and losses relating to the period** | | 483.1 | 153.6 |

# Balance sheets

| | Notes | Group 29 March 2003 £m | Group 30 March 2002 £m | Company 29 March 2003 £m | Company 30 March 2002 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Tangible assets: | | | | | |
| Land and buildings | | **2,148.4** | 2,166.9 | – | – |
| Fit out, fixtures, fittings and equipment | | **1,248.2** | 1,187.3 | – | – |
| Assets in the course of construction | | **38.5** | 27.0 | – | – |
| | 13 | **3,435.1** | 3,381.2 | – | – |
| Investments | 14 | **31.5** | 50.3 | **7,643.2** | 7,643.2 |
| | | **3,466.6** | 3,431.5 | **7,643.2** | 7,643.2 |
| **Current assets** | | | | | |
| Stocks | | **361.8** | 325.3 | – | – |
| Debtors: | | | | | |
| Receivable within one year | 15A | **907.9** | 952.1 | **247.8** | 134.2 |
| Receivable after more than one year | 15B | **1,547.5** | 1,667.2 | – | – |
| Investments | 16 | **304.0** | 272.7 | – | – |
| Cash at bank and in hand | 17 | **167.9** | 543.4 | – | – |
| | | **3,289.1** | 3,760.7 | **247.8** | 134.2 |
| **Current liabilities** | | | | | |
| Creditors: amounts falling due within one year | 19 | **(1,678.9)** | (1,750.8) | **(2,246.8)** | (1,858.1) |
| **Net current assets/(liabilities)** | | **1,610.2** | 2,009.9 | **(1,999.0)** | (1,723.9) |
| **Total assets less current liabilities** | | **5,076.8** | 5,441.4 | **5,644.2** | 5,919.3 |
| Creditors: amounts falling due after more than one year | 20 | **(1,810.0)** | (2,156.3) | – | – |
| Provisions for liabilities and charges | 22 | **(228.4)** | (203.8) | – | – |
| **Net assets** | | **3,038.4** | 3,081.3 | **5,644.2** | 5,919.3 |
| **Capital and reserves** | | | | | |
| Called up share capital | 24,25 | **685.7** | 852.7 | **685.7** | 852.7 |
| Share premium account | 25 | **23.8** | 2.8 | **23.8** | 2.8 |
| Capital redemption reserve | 25 | **1,886.9** | 1,717.9 | **1,886.9** | 1,717.9 |
| Revaluation reserve | 25 | **370.6** | 387.3 | – | – |
| Other reserve | 25 | **(6,542.2)** | (6,542.2) | – | – |
| Profit and loss account | 25 | **6,613.6** | 6,662.4 | **3,047.8** | 3,345.9 |
| **Shareholders' funds** (including non-equity interests) | 25 | **3,038.4** | 3,080.9 | **5,644.2** | 5,919.3 |
| Minority interests (all equity) | | – | 0.4 | – | – |
| **Total capital employed** | | **3,038.4** | 3,081.3 | **5,644.2** | 5,919.3 |
| Equity shareholders' funds | | **2,920.2** | 2,804.9 | **5,526.0** | 5,643.3 |
| Non-equity shareholders' funds | | **118.2** | 276.0 | **118.2** | 276.0 |
| **Total shareholders' funds** | | **3,038.4** | 3,080.9 | **5,644.2** | 5,919.3 |

Approved by the Board
19 May 2003
**Luc Vandevelde**, Chairman
**Roger Holmes**, Chief Executive
**Alison Reed**, Chief Financial Officer

# Consolidated cash flow information

FOR THE PERIOD ENDED 29 MARCH 2003

| Cash flow statement | Notes | 52 weeks ended 29 March 2003 £m | 52 weeks ended 30 March 2002 £m |
|---|---|---|---|
| **Cash inflow from operating activities** | 27 | **1,168.7** | 1,093.7 |
| Dividend received from joint venture | | **8.0** | – |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | **11.9** | 38.8 |
| Interest paid | | **(51.3)** | (2.0) |
| Non-equity dividends paid | | **(6.8)** | – |
| Net cash (outflow)/inflow from returns on investments and servicing of finance | | **(46.2)** | 36.8 |
| **Taxation** | | | |
| UK corporation tax paid | | **(212.0)** | (172.0) |
| Overseas tax paid | | **(4.9)** | (7.4) |
| Cash outflow for taxation | | **(216.9)** | (179.4) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | **(324.5)** | (285.7) |
| Sale of tangible fixed assets | | **25.0** | 455.6 |
| Purchase of fixed asset investments | | **(2.9)** | (2.9) |
| Sale of fixed asset investments | | **7.2** | 9.0 |
| Net cash (outflow)/inflow for capital expenditure and financial investment | | **(295.2)** | 176.0 |
| **Acquisitions and disposals** | | | |
| Closure of operations | | **(10.8)** | 122.2 |
| Sale of subsidiaries | | **(30.2)** | 139.4 |
| Repayment of loan by joint venture | | **2.2** | – |
| Cash (outflow)/inflow from acquisitions and disposals | | **(38.8)** | 261.6 |
| **Equity dividends paid** | | **(225.4)** | (256.7) |
| **Cash inflow before management of liquid resources and financing** | | **354.2** | 1,132.0 |
| **Management of liquid resources and financing** | | | |
| Management of liquid resources | 28B | **(46.9)** | (29.1) |
| Financing | 28C | **(711.5)** | (730.2) |
| | | **(758.4)** | (759.3) |
| **(Decrease)/increase in cash** | | **(404.2)** | 372.7 |

| Reconciliation of net cash flow to movement in net debt | | 2003 £m | 2002 £m |
|---|---|---|---|
| **(Decrease)/increase in cash** | | **(404.2)** | 372.7 |
| Cash outflow from increase in liquid resources | 28B | **46.9** | 29.1 |
| Cash outflow/(inflow) from decrease/(increase) in debt financing | 28C | **431.4** | (1,031.7) |
| Exchange and other movements | | **1.5** | 0.7 |
| **Movement in net debt** | | **75.6** | (629.2) |
| Opening net debt | | **(1,907.0)** | (1,277.8) |
| **Closing net debt** | | **(1,831.4)** | (1,907.0) |

# Notes to the financial statements

## 1. Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important Group accounting policies is given below.

### Accounting convention and basis of consolidation

The Group financial statements incorporate the financial statements of Marks and Spencer Group p.l.c. and all its subsidiaries for the 52 weeks ended 29 March 2003.

The financial statements are drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SSAP 19, 'Accounting for Investment Properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

On 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following the implementation of a Scheme of Arrangement under Section 425 of the Companies Act 1985. This Scheme of Arrangement was accounted for using merger accounting principles, although it did not satisfy all of the conditions required by Schedule 4 of the Act. In the opinion of the directors, the Scheme of Arrangement was a Group reconstruction rather than an acquisition since the shareholders in the Company were the same as the former shareholders of Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, were unchanged. Therefore, the directors considered that to record the Scheme of Arrangement as an acquisition by the Company, attributing fair values to the assets and liabilities of the Group and reflecting only the post Scheme of Arrangement results within the financial statements would fail to give a true and fair view of the Group's results and financial position.

Accordingly, having regard to the overriding requirement under Section 227(6) of the Companies Act 1985 for financial statements to give a true and fair view of the Group's results and financial position, the directors adopted merger accounting principles in drawing up the financial statements. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

### Turnover

Turnover comprises sales of goods to customers outside the Group less returns, VAT and sales taxes, together with interest and other income attributable to the Financial Services operations.

### Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

### Pensions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third-party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

### Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

### Fixed assets

a Capitalised interest
Interest is not capitalised.

b Depreciation
Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives.
- Leasehold land and buildings under 50 years: over the remaining period of the lease.
- Fit out: 10–25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3–15 years according to the estimated life of the asset.

Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal.

Any impairment in value is charged to the profit and loss account.

# Notes to the financial statements

1. **Accounting policies** continued

c Land and buildings

The Group's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future.

These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11.

d Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

**Current asset investments**

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

**Stocks**

Stocks are valued at the lower of cost and net realisable value using the retail method. All stocks are finished goods.

**Loans and advances to customers**

Loans and advances are classified as impaired when an instalment is in excess of 30 days overdue. Specific provisions are made against all advances identified as impaired at the balance sheet date to the extent that, in the opinion of the directors, recovery is doubtful. Specific provisions against such exposures are calculated using a bad debt provision model, which uses the last two years credit history to produce estimates of the likely level of asset impairment. General provisions relate to latent bad and doubtful debts which are present in any lending portfolio but have not been specifically identified. General provisions are calculated using the same bad debt provision model and an evaluation of current economic and political factors.

Loans and advances are written off when there is no realistic prospect of recovery, based on a predetermined set of criteria. Account balances written off include those where no payment has been received for a period of 12 months since the account was identified as doubtful, and in other situations such as bankruptcy, insolvency or fraud.

**Long-term assurance business**

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

**Derivative financial instruments**

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

**Foreign currencies**

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses.

Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

**Deferred taxation**

Deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

## 2. Segmental information

### A Classes of business

The Group has two classes of business: Retailing and Financial Services.

| | Turnover | | Operating profit | | Operating assets | |
|---|---|---|---|---|---|---|
| | **2003 £m** | 2002 £m | **2003 £m** | 2002 £m | **2003 £m** | 2002 £m |
| Continuing operations: | | | | | | |
| Retailing activities | **7,747.3** | 7,268.6 | **631.5** | 538.5 | **3,555.2** | 3,565.0 |
| Before exceptional operating charges | | | **675.4** | 538.5 | | |
| Exceptional operating charges | | | **(43.9)** | – | | |
| Financial Services[1,2] | **329.9** | 350.8 | **86.4** | 84.2 | **648.7** | 576.7 |
| **Total continuing operations** | **8,077.2** | 7,619.4 | **717.9** | 622.7 | **4,203.9** | 4,141.7 |
| **Discontinued operations** – retailing activities | **–** | 516.0 | **–** | 14.7 | **(36.6)** | (60.4) |
| **Total operating activities** | **8,077.2** | 8,135.4 | **717.9** | 637.4 | **4,167.3** | 4,081.3 |
| Add: excess interest charged to cost of sales of Financial Services[2] | | | **–** | 6.4 | | |
| **Total operating profit** | | | **717.9** | 643.8 | **4,167.3** | 4,081.3 |
| Profit on sale of property and other fixed assets | | | **1.6** | 41.2 | | |
| Net loss on sale/termination of operations | | | **(1.5)** | (366.7) | | |
| Net interest (expense)/income | | | **(40.5)** | 17.6 | | |
| **Profit on ordinary activities before taxation** | | | **677.5** | 335.9 | **4,167.3** | 4,081.3 |
| Unallocated net liabilities | | | | | **(1,128.9)** | (1,000.0) |
| **Net assets** | | | | | **3,038.4** | 3,081.3 |

### B Geographical split

The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.

| | Turnover | | Operating profit | | Operating assets | |
|---|---|---|---|---|---|---|
| | **2003 £m** | 2002 £m | **2003 £m** | 2002 £m | **2003 £m** | 2002 £m |
| **United Kingdom** | | | | | | |
| Retail | **7,066.0** | 6,575.2 | **588.0** | 505.2 | **3,438.1** | 3,445.6 |
| Before exceptional operating charges | | | **631.9** | 505.2 | | |
| Exceptional operating charges | | | **(43.9)** | – | | |
| Financial Services[1,2] | **329.9** | 350.8 | **86.4** | 84.2 | **648.7** | 576.7 |
| | **7,395.9** | 6,926.0 | **674.4** | 589.4 | **4,086.8** | 4,022.3 |
| International Retail | **681.3** | 693.4 | **43.5** | 33.3 | **117.1** | 119.4 |
| **Total continuing operations** | **8,077.2** | 7,619.4 | **717.9** | 622.7 | **4,203.9** | 4,141.7 |
| **Discontinued operations** – International | **–** | 516.0 | **–** | 14.7 | **(36.6)** | (60.4) |
| **Total operating activities** | **8,077.2** | 8,135.4 | **717.9** | 637.4 | **4,167.3** | 4,081.3 |
| Add: excess interest charged to cost of sales of Financial Services[2] | | | **–** | 6.4 | | |
| **Total operating profit** | | | **717.9** | 643.8 | | |

[1] Operating profit for Financial Services includes £14.1m of merchant fee income (last year £15.0m) arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.

[2] Financial Services operating profit is stated after charging £85.7m (last year £103.7m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group amounted to £137.0m (last year £116.9m) (see note 5). Intra-group interest of £nil (last year £6.4m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

[3] UK Retail turnover including VAT comprises clothing, footwear and gifts £4,149.1m (last year £3,773.4m); home £403.2m (last year £373.3m) and foods £3,252.7m (last year £3,093.5m). VAT on UK Retail turnover was £739.0m (last year £665.0m).

[4] Turnover from continuing operations originates in the following geographical segments: United Kingdom £7,539.4m (last year £7,055.9m) and International £537.8m (last year £563.5m).

[5] The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £271.6m (last year £329.8m).

# Notes to the financial statements

## 3. Operating profit

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Continuing[1] operations £m | Discontinued operations £m | Total £m | Continuing operations £m | Discontinued operations £m | Total £m |
| **Turnover** | **8,077.2** | **–** | **8,077.2** | 7,619.4 | 516.0 | 8,135.4 |
| Cost of sales | **(5,137.9)** | **–** | **(5,137.9)** | (4,888.6) | (302.8) | (5,191.4) |
| **Gross profit** | **2,939.3** | **–** | **2,939.3** | 2,730.8 | 213.2 | 2,944.0 |
| Employee costs (see note 10) | **(1,116.2)** | **–** | **(1,116.2)** | (1,093.6) | (99.8) | (1,193.4) |
| Occupancy costs | **(264.7)** | **–** | **(264.7)** | (249.4) | (60.1) | (309.5) |
| Repairs, renewals and maintenance of fixed assets | **(114.8)** | **–** | **(114.8)** | (111.8) | (4.6) | (116.4) |
| Depreciation | **(234.9)** | **–** | **(234.9)** | (225.9) | (23.7) | (249.6) |
| Other costs[2] | **(490.8)** | **–** | **(490.8)** | (421.0) | (52.8) | (473.8) |
| Total net operating expenses[3] | **(2,221.4)** | **–** | **(2,221.4)** | (2,101.7) | (241.0) | (2,342.7) |
| Less provision made in 2001 | **–** | **–** | **–** | – | 42.5 | 42.5 |
| **Operating profit** | **717.9** | **–** | **717.9** | 629.1 | 14.7 | 643.8 |

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

[1]Operating profit includes £43.9m exceptional operating charges, of which £2.5m is included within employee costs and £41.4m within other costs.
[2]Included in 'Other costs' is the auditors' remuneration for audit and non-audit services as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 £m | 2002 £m | 2003 £m | 2002 £m |
| Audit fees | **0.9** | 1.0 | **0.1** | 0.1 |
| Non-audit services | **1.4** | 2.5 | **–** | 0.8 |

Included in non-audit fees above are amounts paid to PricewaterhouseCoopers LLP for non-audit related services, relating to taxation services £0.4m (last year £0.3m), general advisory services £0.6m (last year £0.3m) and corporate finance and assurance related services £0.4m (last year £1.9m).

[3]Included in 'Total net operating expenses' are rentals under operating leases, comprising £3.8m for hire of plant and machinery (last year £7.1m) and £102.0m of other rental costs (last year £124.6m).

## 4. Exceptional items

### A Exceptional operating charges

| | 2003 £m | 2002 £m |
|---|---|---|
| Head office relocation | **7.6** | – |
| Restructuring of general merchandise logistics operations | **36.3** | – |
| Exceptional operating charges | **43.9** | – |

### B Profit on sale of property and other fixed assets

| | 2003 £m | 2002 £m |
|---|---|---|
| Profit on sale of property and other fixed assets | **1.6** | 41.2 |

### C Loss on sale/termination of operations

| | 2003 £m | 2002 £m |
|---|---|---|
| Loss on sale/termination | **(12.3)** | (102.8) |
| Goodwill previously written off | **–** | (368.2) |
| | **(12.3)** | (471.0) |
| Less provision made in 2001 | **10.8** | 104.3 |
| **Loss on sale/termination of operations** | **(1.5)** | (366.7) |

The loss on sale/termination of operations in the current year is analysed as follows:

| | Continental Europe £m | Brooks Brothers £m | Total £m |
|---|---|---|---|
| Net closure costs | (10.8) | (1.5) | (12.3) |
| Less provision made in 2001 | 10.8 | – | 10.8 |
| **Loss on sale/termination of operations** | – | (1.5) | (1.5) |

## 5. Net interest (expense)/income

| | 2003 £m | 2003 £m | 2002 £m | 2002 £m |
|---|---|---|---|---|
| Bank and other interest income | **272.8** | | 321.1 | |
| Less: amounts included in turnover of Financial Services | **(262.0)** | | (283.9) | |
| | | **10.8** | | 37.2 |
| Interest expenditure | **(137.0)** | | (116.9) | |
| Less: interest charged to cost of sales of Financial Services | **85.7** | | 103.7 | |
| Intra-group interest charged to cost of sales of Financial Services (see note 2) | **–** | | (6.4) | |
| | | **(51.3)** | | (19.6) |
| **Net interest (expense)/income** | | **(40.5)** | | 17.6 |
| Interest expenditure comprises: | | | | |
| Amounts repayable within five years: | | | | |
| Bank loans, overdrafts and other borrowings | **(22.4)** | | (38.0) | |
| Medium term notes | **(70.8)** | | (63.1) | |
| | | **(93.2)** | | (101.1) |
| Amounts repayable after five years: | | | | |
| Medium term notes | | **(43.8)** | | (15.8) |
| | | **(137.0)** | | (116.9) |

## 6. Taxation on ordinary activities

### A Taxation charge for the period

| | 2003 £m | 2003 £m | 2002 £m | 2002 £m |
|---|---|---|---|---|
| Current taxation | | | | |
| UK corporation tax at 30% (last year 30%): | | | | |
| Current year | **211.2** | | 190.1 | |
| Prior years | **(16.4)** | | 4.4 | |
| | | **194.8** | | 194.5 |
| Double taxation relief | | **–** | | (0.1) |
| | | **194.8** | | 194.4 |
| Overseas taxation | | **3.7** | | 6.3 |
| Total current taxation | | **198.5** | | 200.7 |
| Deferred taxation (see note 22) | | | | |
| Current year | **(4.0)** | | (4.4) | |
| Prior years | **2.9** | | (13.8) | |
| Total deferred taxation | | **(1.1)** | | (18.2) |
| | | **197.4** | | 182.5 |

Included in the tax charge for the year is a credit of £9.1m (last year £13.2m credit) which is attributable to exceptional charges.

### B Taxation reconciliation

| | 2003 £m | 2002 £m |
|---|---|---|
| Profit before taxation | **677.5** | 335.9 |
| Taxation at the standard UK corporation tax rate of 30% (last year 30%) | **203.3** | 100.8 |
| Permanent differences | **10.5** | 18.4 |
| Capital allowances less than/(in excess of) depreciation | **2.4** | (3.3) |
| Other timing differences | **1.7** | (5.6) |
| Net effect of restructuring charges | **0.6** | (24.2) |
| Write-off of goodwill for which no tax relief available | **–** | 110.5 |
| Net effect of different rates of tax in overseas businesses | **(3.6)** | (2.0) |
| Adjustments to tax charge in respect of prior periods | **(16.4)** | 4.4 |
| Other differences | **–** | 1.7 |
| Total current taxation | **198.5** | 200.7 |

# Notes to the financial statements

### 7. Profit for the financial year

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company is not presented as part of these financial statements.

The consolidated profit for the financial year of £480.5m (last year £153.0m) includes a £247.6m profit (last year £134.0m) which is dealt with in the financial statements of the Company.

### 8. Dividends

| | 2003 £m | 2002 £m |
|---|---|---|
| **Dividends on equity shares** | | |
| Paid interim ordinary dividend of 4.0p per share (last year 3.7p per share) | 91.8 | 105.2 |
| Proposed final ordinary dividend of 6.5p per share (last year 5.8p per share) | 147.4 | 133.7 |
| Total ordinary dividend of 10.5p per share (last year 9.5p per share) | 239.2 | 238.9 |
| **Dividends on non-equity shares** | | |
| Interim B share dividend paid at 3.32% | 4.6 | – |
| Final B share dividend paid at 2.98% | 2.2 | – |
| | 6.8 | – |
| | 246.0 | 238.9 |

### 9. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interests and non-equity dividends, and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14, 'Earnings per Share' and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | £m | Basic pence per share | Diluted pence per share | £m | Basic pence per share | Diluted pence per share |
| Basic earnings | 473.7 | 20.7 | 20.4 | 153.0 | 5.4 | 5.4 |
| Exceptional operating charges | 34.8 | 1.5 | 1.5 | – | – | – |
| Profit on sale of property and other fixed assets | (1.6) | (0.1) | (0.1) | (41.2) | (1.5) | (1.5) |
| Loss on sale/termination of operations | 1.5 | 0.1 | 0.1 | 353.5 | 12.4 | 12.3 |
| Adjusted earnings | 508.4 | 22.2 | 21.9 | 465.3 | 16.3 | 16.2 |
| Operating profit from discontinued operations | – | – | – | (12.6) | (0.4) | (0.4) |
| Adjusted earnings from continuing operations | 508.4 | 22.2 | 21.9 | 452.7 | 15.9 | 15.8 |

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

| | 2003 m | 2002 m |
|---|---|---|
| Weighted average ordinary shares in issue during the year | 2,293.9 | 2,841.7 |
| Potentially dilutive share options under the Group's share option schemes | 29.0 | 23.7 |
| Weighted average ordinary shares for diluted earnings per share | 2,322.9 | 2,865.4 |

## 10. Employees

### A Aggregate remuneration

The aggregate remuneration and associated costs of Group employees were:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Continuing operations £m | Discontinued operations £m | Total £m | Continuing operations £m | Discontinued operations £m | Total £m |
| Wages and salaries | **835.1** | – | **835.1** | 799.7 | 87.0 | 886.7 |
| Share Incentive Plan (see note 10D) | **8.8** | – | **8.8** | 12.6 | – | 12.6 |
| Social security costs | **47.7** | – | **47.7** | 48.8 | 11.5 | 60.3 |
| Pension costs (see note 11A) | **144.8** | – | **144.8** | 142.7 | 5.2 | 147.9 |
| Employee welfare and other personnel costs | **79.8** | – | **79.8** | 89.8 | 9.7 | 99.5 |
| Employee costs | **1,116.2** | – | **1,116.2** | 1,093.6 | 113.4 | 1,207.0 |
| Classified as: | | | | | | |
| Employee costs (see note 3) | **1,116.2** | – | **1,116.2** | 1,093.6 | 99.8 | 1,193.4 |
| Manufacturing cost of sales | – | – | – | – | 13.6 | 13.6 |
| | **1,116.2** | – | **1,116.2** | 1,093.6 | 113.4 | 1,207.0 |

### B Average number of employees

| The average number of employees of the Group during the year was: | | 2003 | 2002 |
|---|---|---|---|
| UK stores | Management and supervisory categories | **4,335** | 3,939 |
| | Other | **53,191** | 50,583 |
| UK head office | Management and supervisory categories | **2,616** | 2,369 |
| | Other | **997** | 1,038 |
| Financial Services | Management and supervisory categories | **200** | 208 |
| | Other | **1,267** | 1,370 |
| Overseas | Continuing operations | **4,527** | 4,988 |
| | Discontinued operations | – | 5,404 |
| | | **67,133** | 69,899 |

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees for continuing operations would have been 47,756 (last year 45,979).

### C Post-retirement health benefits

The Group has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 30 March 2002, the Group reassessed this liability in accordance with the advice of an independent qualified actuary. The resulting discounted present value of £25.3m was fully provided at 30 March 2002. The valuation assumed a premium inflation of 7.5% and an after-tax discount rate of 5.9%.

The current provision, which is included in the accounts on a SSAP 24 basis, is £25.0m (see note 22). There is a matching deferred taxation asset of £7.5m. The provision has been estimated to be £24m on an FRS 17 basis (last year £25m). See note 11.

The next actuarial valuation will be carried out as at 31 March 2005.

### D United Kingdom Share Incentive Plan and Republic of Ireland Profit Share Scheme

The last payment under the 1997 UK Profit Sharing Scheme was made in June 2002, in respect of the financial year ending 30 March 2002. The Company has now adopted the free share element of the new all-employee Share Incentive Plan, which is approved by the Inland Revenue. This is a discretionary plan and the Company will decide each year whether an award is to be made, depending upon the year-end profits. The Republic of Ireland Profit Sharing Scheme remains unchanged. An award will be made in July 2003 in respect of the financial year ending 29 March 2003. This has been fixed at £8.8m (last year £12.6m), representing 2.0% (last year 2.5%) of the earnings of 53,418 (last year 44,197) eligible employees (with a maximum award of approximately £220).

These shares are purchased in the market: 2,846,100 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 2001/2002 allocation.

### E United Kingdom Employees' Save As You Earn Share Option Scheme

Under the terms of the Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80% of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the Scheme.

# Notes to the financial statements

### 10. Employees continued

Outstanding options granted under the United Kingdom Employees' Save As You Earn Share Option Scheme are as follows:

| Options granted | Number of shares 2003 | Number of shares 2002 | Option price |
|---|---|---|---|
| January 1995 | **Expired** | 1,564,963 | 322p |
| January 1996 | **1,180,359** | 2,240,437 | 330p |
| January 1997 | **1,564,432** | 3,542,787 | 389p |
| January 1998 | **1,607,993** | 3,234,005 | 467p |
| January 1999 | **4,262,582** | 6,350,030 | 324p |
| January 2000 | **13,540,426** | 20,736,825 | 223p |
| January 2001 | **26,601,132** | 29,106,220 | 156p |
| January 2002 | **10,462,668** | 11,706,883 | 250p |
| January 2003 | **11,809,605** | – | 283p |

**F Executive Share Option Schemes**

Under the terms of the current Scheme, approved by shareholders in 2000, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Schemes. Outstanding options under each of the 1984 and 1987 Schemes continue to be bound by the Maximum Option Value which is limited to four times remuneration on exercise (further details are set out in the Remuneration Report on page 14). Outstanding options granted under all executive share option schemes are as follows:

| Options granted | Number of shares 2003 | Number of shares 2002 | Option price | Option dates |
|---|---|---|---|---|
| **(1984 Scheme)** | | | | |
| May 1993 | **725,149** | 995,806 | 341p | May 1996 – May 2003 |
| October 1993 | **19,576** | 19,576 | 399p | Oct 1996 – Oct 2003 |
| May 1994 | **1,174,865** | 1,440,145 | 404p | May 1997 – May 2004 |
| October 1994 | **21,541** | 21,541 | 402p | Oct 1997 – Oct 2004 |
| May 1995 | **1,139,414** | 1,275,778 | 414p | May 1998 – May 2005 |
| May 1996 | **45,850** | 45,850 | 458p | May 1999 – May 2006 |
| November 1996 | **6,172** | 6,172 | 486p | Nov 1999 – Nov 2006 |
| June 1997 | **17,076** | 28,460 | 527p | June 2000 – June 2007 |
| **(1987 Scheme)** | | | | |
| May 1996 | **1,097,040** | 1,248,170 | 458p | May 1999 – May 2003 |
| November 1996 | **14,546** | 14,546 | 486p | Nov 1999 – Nov 2003 |
| June 1997 | **1,323,650** | 1,509,228 | 527p | June 2000 – June 2004 |
| **(1997 Scheme – Tier 1)** | | | | |
| June 1998 | **273,683** | 309,093 | 557p | June 2001 – June 2008 |
| November 1998 | **247,221** | 247,221 | 404p | Nov 2001 – Nov 2008 |
| June 1999 | **562,374** | 681,181 | 358p | June 2002 – June 2009 |
| November 1999 | **59,352** | 95,323 | 278p | Nov 2002 – Nov 2009 |
| January 2000 | **360,655** | 360,655 | 305p | Jan 2003 – Jan 2010 |
| March 2000 | **1,992,337** | 1,992,337 | 261p | Mar 2003 – Mar 2010 |
| June 2000 | **11,538** | 184,615 | 260p | June 2003 – June 2010 |
| **(1997 Scheme – Tier 2)** | | | | |
| June 1998 | **1,409,816** | 1,738,920 | 557p | June 2003 – June 2008 |
| November 1998 | **99,261** | 99,261 | 404p | Nov 2003 – Nov 2008 |
| June 1999 | **1,067,713** | 1,280,047 | 358p | June 2004 – June 2009 |
| November 1999 | **59,352** | 59,352 | 278p | Nov 2004 – Nov 2009 |
| January 2000 | **360,655** | 360,655 | 305p | Jan 2005 – Jan 2010 |
| March 2000 | **1,992,337** | 1,992,337 | 261p | Mar 2005 – Mar 2010 |
| June 2000 | **–** | 184,615 | 260p | June 2005 – June 2010 |
| **(2000 Scheme +3%)** | | | | |
| September 2000 | **2,493,207** | 3,191,827 | 215p | Sept 2003 – Sept 2010 |
| December 2000 | **574,358** | 574,358 | 195p | Dec 2003 – Dec 2010 |
| March 2001 | **270,641** | 270,641 | 218p | Mar 2004 – Mar 2011 |
| June 2001 | **6,059,643** | 6,490,703 | 256p | June 2004 – June 2011 |
| July 2001 | **168,674** | 168,674 | 249p | July 2004 – July 2011 |
| December 2001 | **1,263,166** | 1,286,778 | 350p | Dec 2004 – Dec 2011 |

## 10. Employees continued

| Options granted | Number of shares 2003 | 2002 | Option price | Option dates |
|---|---|---|---|---|
| **(2000 Scheme +4%)** | | | | |
| September 2000 | **2,511,067** | 3,341,639 | 215p | Sept 2003 – Sept 2010 |
| December 2000 | **443,358** | 574,358 | 195p | Dec 2003 – Dec 2010 |
| March 2001 | **270,641** | 270,641 | 218p | Mar 2004 – Mar 2011 |
| June 2001 | **3,264,203** | 3,454,239 | 256p | June 2004 – June 2011 |
| July 2001 | **156,626** | 156,626 | 249p | July 2004 – July 2011 |
| December 2001 | **1,027,586** | 1,034,056 | 350p | Dec 2004 – Dec 2011 |
| **(2002 Scheme +3%)** | | | | |
| June 2002 | **4,585,112** | – | 350p | June 2005 – June 2012 |
| November 2002 | **575,115** | – | 353p | Nov 2005 – Nov 2012 |
| January 2003 | **242,424** | – | 297p | Jan 2006 – Jan 2013 |
| March 2003 | **282,678** | – | 306p | Mar 2006 – Mar 2013 |
| March 2003 | **111,486** | – | 296p | Mar 2006 – Mar 2013 |
| **(2002 Scheme +4%)** | | | | |
| June 2002 | **3,900,988** | – | 350p | June 2005 – June 2012 |
| November 2002 | **338,142** | – | 353p | Nov 2005 – Nov 2012 |
| January 2003 | **222,222** | – | 297p | Jan 2006 – Jan 2013 |
| March 2003 | **272,875** | – | 306p | Mar 2006 – Mar 2013 |
| March 2003 | **101,351** | – | 296p | Mar 2006 – Mar 2013 |

### G Executive Share Matching Plan

An Executive Share Matching Plan for senior management was approved by shareholders at the AGM in 2002 and was introduced for the first time in July 2002. The plan currently operates for around 25 members of senior management. Participants are required to invest one-third of any annual bonus earned in shares in the Company. The balance may be invested voluntarily.

The pre-tax value of the invested bonus will be matched by an award of shares, with the extent of the match determined by performance conditions over a three year period. Further details of the plan are given in the Remuneration Report on page 14. £0.5m (last year £nil) has been charged against profits for this year.

## 11. Pension costs

### A *SSAP 24 disclosure*

The total pension cost for the Group was £144.8m (last year £147.9m) of which £135.7m (last year £138.5m) relates to the UK defined benefit pension scheme.

The latest full actuarial valuation of the UK defined benefit pension scheme was carried out at 1 April 2001 by an independent actuary using the projected unit method. The key assumptions adopted were:

| | % |
|---|---|
| Inflation rate | 2.5 |
| Rate of increase in pensions in payment | 2.5 |
| Rate of increase in salaries | 4.0 |
| Discount rate and rate of return on investments | 6.0 |

This actuarial valuation revealed a shortfall of £134m in the market value of the assets of the UK Scheme of £3,102m compared to the actuarial liability for pension benefits. This represents a funding level of 96%.

The shortfall of £134m together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £177m. This is being amortised in accordance with SSAP 24 over a period of 12 years from 1 April 2001, being the remaining estimated service lives of the current Scheme members.

The total UK pension cost under the defined benefit pension scheme is analysed as follows:

| | 2003 £m | 2002 £m |
|---|---|---|
| Normal pension cost[1] | **114.9** | 116.1 |
| Amortisation of deficit | **14.8** | 14.8 |
| Net interest elements | **6.0** | 7.6 |
| Total | **135.7** | 138.5 |

[1]At standard contribution rate of 19.7% (last year 19.7%).

As shown in note 15, the Group has prepaid pension costs of £161.0m in relation to the UK scheme. This includes the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being prepaid contributions to the UK scheme.

**11. Pension costs** continued

**B FRS 17 disclosure**

Financial Reporting Standard 17 (FRS 17) 'Retirement benefits' was issued in November 2000 to replace SSAP 24 'Accounting for pension costs' and will be fully mandatory for the Group for the year ending 31 March 2006. This year the Group has continued to account for pension costs under SSAP 24 as shown on page 37, although in accordance with the FRS 17 transitional arrangements, certain additional disclosures are required as shown below.

(a) The major assumptions used by the independent qualified actuaries in updating the most recent valuations of the UK and Republic of Ireland defined benefit pension schemes to 29 March 2003 for FRS 17 purposes were:

| | 2003 % | 2002 % |
|---|---|---|
| Rate of increase in salaries | **3.5** | 4.0 |
| Rate of increase in pensions in payment | **2.5** | 2.5 |
| Discount rate | **5.5** | 5.9 |
| Inflation rate | **2.5** | 2.5 |
| Long-term healthcare cost increases | **7.5** | 7.5 |

(b) On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 29 March 2003 are set out below:

| | 2003 £m |
|---|---|
| **Operating profit** | |
| Current service costs | **124** |
| **Finance income** | |
| Expected return on scheme assets | **231** |
| Interest on scheme liabilities | **(204)** |
| Net credit to finance income | **27** |
| Total charge | **97** |
| **Consolidated statement of total recognised gains and (losses)** | |
| Actual return less expected return on scheme assets | **(713)** |
| Experience gains and losses arising on scheme liabilities | **16** |
| Changes in assumptions underlying the present value of scheme liabilities | **(196)** |
| Actuarial loss recognisable in consolidated statement of total recognised gains and losses | **(893)** |

(c) The assets in the UK and Republic of Ireland defined benefit pension schemes and the expected long-term rates of return as at 29 March 2003 were:

| | Expected long-term rate of return p.a. 2003 % | 2002 % | Value 2003 £m | 2002 £m |
|---|---|---|---|---|
| UK equities | **8.7** | 7.9 | **766** | 1,156 |
| Overseas equities | **9.0** | 8.3 | **785** | 992 |
| Government bonds | **4.6** | 5.3 | **499** | 301 |
| Corporate bonds (Triple B or above) | **5.5** | 5.9 | **560** | 770 |
| Other | **4.0** | 4.6 | **145** | 9 |
| Total market value of assets | **7.3** | 7.3 | **2,755** | 3,228 |
| Present value of scheme liabilities | | | **(3,883)** | (3,498) |
| Pension scheme deficit before adjustment for prepayment | | | **(1,128)** | (270) |
| Prepaid pension costs included in assets noted above | | | **(120)** | (119) |
| Pension scheme deficit | | | **(1,248)** | (389) |
| Unfunded pension plans | | | **(4)** | (5) |
| Post-retirement healthcare | | | **(24)** | (25) |
| Total post-retirement liabilities | | | **(1,276)** | (419) |
| Less: Related deferred tax asset | | | **383** | 126 |
| Net post-retirement liability | | | **(893)** | (293) |

**11. Pension costs** continued

(d) The Group financial statements already reflect a number of liabilities and assets relating to the retirement benefit schemes which give rise to the net post-retirement liabilities of £893m (last year £293m). If FRS 17 had been adopted in the financial statements, the net effect of this change on shareholders' funds would be as follows:

| | 2003 £m | 2002 £m |
|---|---|---|
| Net post-retirement liability | (893) | (293) |
| Amounts currently recognised in: | | |
| Debtors – prepayments and accrued income | (41) | (50) |
| Provisions for liabilities and charges | | |
| – unfunded pension plans | 4 | 5 |
| – post-retirement healthcare | 24 | 25 |
| – deferred tax | 4 | 6 |
| Effect on shareholders' funds | (902) | (307) |

The Group's net assets at 29 March 2003 would be as follows:

| | 2003 £m | 2002 £m |
|---|---|---|
| Net assets, excluding post-retirement liability | 3,038 | 3,081 |
| Effect on shareholders' funds (above) | (902) | (307) |
| Net assets, including post-retirement liability | 2,136 | 2,774 |

(e) Movements in liability during year:

| | 2003 £m |
|---|---|
| Post-retirement liability at beginning of year | (419) |
| Current service cost | (124) |
| Cash contribution | 133 |
| Other finance income | 27 |
| Actuarial loss | (893) |
| Post-retirement liability at end of year | (1,276) |

(f) History of experience gains and losses (these will be built up over time to give a five year history):

| | 2003 £m | 2003 % |
|---|---|---|
| Actual return less expected return on scheme assets: | | |
| Amount | (713) | |
| % of scheme assets at end of year | | 27.1 |
| Experience gains and losses arising on scheme liabilities: | | |
| Amount | 16 | |
| % of scheme liabilities at end of year | | 0.4 |
| *Total amount recognised in statement of total recognised gains and losses:* | | |
| Amount | (893) | |
| % of scheme liabilities at end of year | | 23.0 |

## 12. Directors

### A Emoluments

Emoluments of directors of the Company are summarised below. Further details are given in the Remuneration Report on pages 13 to 20.

| | 2003 £000 | 2002 £000 |
|---|---|---|
| Aggregate emoluments | 6,838 | 5,987 |
| Termination payments | 451 | 398 |

### B Transactions with directors

During the year, transactions entered into by Marks and Spencer Financial Services p.l.c. with directors and connected persons resulted in the following outstanding balances on their combined credit and loyalty cards as at 29 March 2003:

| 2003 No. of persons | 2003 Total balances £ | 2002 No. of persons | 2002 Total balances £ |
|---|---|---|---|
| 5 | 11,888 | – | – |

Except as noted above, there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested during the year.

# Notes to the financial statements

## 13. Tangible fixed assets

### A Tangible fixed assets

| Group | Land & buildings £m | Fixtures, fittings & equipment £m | Assets in the course of construction £m | Total £m |
|---|---|---|---|---|
| **Cost or valuation** | | | | |
| At 31 March 2002 | 2,280.6 | 2,746.1 | 27.0 | 5,053.7 |
| Additions | 13.2 | 259.4 | 38.4 | 311.0 |
| Transfers | 4.0 | 22.7 | (26.7) | – |
| Revaluation deficit | (0.8) | – | – | (0.8) |
| Disposals | (36.9) | (57.3) | – | (94.2) |
| Differences on exchange | 5.8 | (4.7) | (0.2) | 0.9 |
| **At 29 March 2003** | **2,265.9** | **2,966.2** | **38.5** | **5,270.6** |
| **Accumulated depreciation** | | | | |
| At 31 March 2002 | 113.7 | 1,558.8 | – | 1,672.5 |
| Depreciation for the year | 12.1 | 222.8 | – | 234.9 |
| Disposals | (8.6) | (56.2) | – | (64.8) |
| Release of provision for loss on disposal | – | (4.5) | – | (4.5) |
| Differences on exchange | 0.3 | (2.9) | – | (2.6) |
| **At 29 March 2003** | **117.5** | **1,718.0** | **–** | **1,835.5** |
| **Net book value** | | | | |
| **At 29 March 2003** | **2,148.4** | **1,248.2** | **38.5** | **3,435.1** |
| At 30 March 2002 | 2,166.9 | 1,187.3 | 27.0 | 3,381.2 |

### Analysis of land & buildings

| Group | Freehold £m | Long leasehold £m | Short leasehold £m | Total £m |
|---|---|---|---|---|
| At valuation | 598.5 | 403.7 | 12.2 | 1,014.4 |
| At cost | 719.2 | 449.4 | 82.9 | 1,251.5 |
| | 1,317.7 | 853.1 | 95.1 | 2,265.9 |
| Accumulated depreciation | (31.6) | (18.4) | (67.5) | (117.5) |
| **Net book value** | | | | |
| **At 29 March 2003** | **1,286.1** | **834.7** | **27.6** | **2,148.4** |
| At 30 March 2002 | 1,291.9 | 848.7 | 26.3 | 2,166.9 |

### B Investment properties

Freehold land and buildings include investment properties as follows:

| | Group £m |
|---|---|
| **Cost or valuation** | |
| At 30 March 2002 | 31.3 |
| Revaluation deficit | (0.8) |
| **At 29 March 2003** | **30.5** |

The properties were valued as at 29 March 2003, by qualified professional valuers working for the company of DTZ Debenham Tie Leung, Chartered Surveyors, acting in the capacity of External Valuers. All such valuers are Chartered Surveyors, being members of the Royal Institution of Chartered Surveyors.

The properties were valued on the basis of open market value at an aggregate value of £30.5m. All valuations were carried out in accordance with the RICS Appraisal and Valuation Manual.

## 13. Tangible fixed assets continued

### C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Group's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

| | **2003 £m** | 2002 £m |
|---|---|---|
| At valuation at 31 March 1975[1] | **228.7** | 228.7 |
| At cost | **1,368.6** | 1,383.3 |
| | **1,597.3** | 1,612.0 |
| Accumulated depreciation | **(146.0)** | (133.7) |
| **Closing net book value** | **1,451.3** | 1,478.3 |

[1]The Group also valued its land and buildings in 1955 and in 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

## 14. Fixed asset investments

### A Investments

| | Group | | | |
|---|---|---|---|---|
| | Joint venture[1,2] £m | Other investments[3] £m | Own shares[4] £m | Total £m |
| **Cost** | | | | |
| At 31 March 2002 | 20.7 | 34.8 | 1.4 | 56.9 |
| Additions | – | 0.7 | 2.2 | 2.9 |
| Disposals | (10.2) | (5.8) | (1.4) | (17.4) |
| Share of joint venture's losses | (1.7) | – | – | (1.7) |
| Differences on exchange | – | (0.6) | – | (0.6) |
| **At 29 March 2003** | **8.8** | **29.1** | **2.2** | **40.1** |
| **Accumulated provision and amortisation** | | | | |
| At 31 March 2002 | – | 6.6 | – | 6.6 |
| Amortisation | – | – | 0.4 | 0.4 |
| Provision for impairment | – | 1.0 | – | 1.0 |
| Differences on exchange | – | 0.6 | – | 0.6 |
| **At 29 March 2003** | **–** | **8.2** | **0.4** | **8.6** |
| **Net book value** | | | | |
| **At 29 March 2003** | **8.8** | **20.9** | **1.8** | **31.5** |
| At 30 March 2002 | 20.7 | 28.2 | 1.4 | 50.3 |

[1]The joint venture represents a 50% interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.

[2]The Group's investment in the joint venture includes £nil (last year £2.2m) of loans and accumulated reserves of £2.7m (last year £12.4m).

[3]Investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible.

[4]Own shares represent 705,237 of shares held in employee trusts. The shares held in the QUEST have now been issued to employees; there were no shares held in the QUEST at 29 March 2003.

| | Company |
|---|---|
| | Shares in group undertakings £m |
| **At 29 March 2003** | **7,643.2** |
| At 30 March 2002 | 7,643.2 |

Shares in group undertakings represents the Company's investment in Marks and Spencer p.l.c.

# Notes to the financial statements

## 14. Fixed asset investments continued

### B Principal subsidiary undertakings

The Company's principal subsidiary undertakings are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

| | Principal activity | Country of incorporation and operation | Proportion of voting rights and shares held by: Company | A subsidiary |
|---|---|---|---|---|
| Marks and Spencer p.l.c. | Retailing | Great Britain | 100% | – |
| Marks and Spencer International Holdings Limited | Holding Company | Great Britain | – | 100% |
| Marks and Spencer (Nederland) BV | Holding Company | The Netherlands | – | 100% |
| Marks & Spencer Finance Inc | Holding Company | United States | – | 100% |
| Marks and Spencer Ventures Limited | Holding Company | Great Britain | – | 100% |
| Marks and Spencer (Ireland) Limited | Retailing | Republic of Ireland | – | 100% |
| Kings Super Markets Inc | Retailing | United States | – | 100% |
| Marks and Spencer (Asia Pacific) Limited | Retailing | Hong Kong | – | 100% |
| M&S Card Services Limited | Credit Card Handling | Great Britain | – | 100% |
| Marks and Spencer Retail Financial Services Holdings Limited | Holding Company | Great Britain | – | 100% |
| Marks and Spencer Financial Services p.l.c. | Financial Services | Great Britain | – | 100% |
| Marks and Spencer Unit Trust Management Limited | Financial Services | Great Britain | – | 100% |
| Marks and Spencer Savings and Investments Limited | Financial Services | Great Britain | – | 100% |
| Marks and Spencer Life Assurance Limited | Financial Services | Great Britain | – | 100% |
| MS Insurance Limited | Financial Services | Guernsey | – | 100% |
| St Michael Finance p.l.c. | Finance | Great Britain | – | 100% |
| Marks and Spencer Finance p.l.c. | Finance | Great Britain | – | 100% |
| Marks and Spencer Property Holdings Limited | Property Investment | Great Britain | – | 100% |
| Amethyst Leasing (Properties) Limited | Finance | Great Britain | – | 100% |
| Amethyst Finance p.l.c. | Finance | Great Britain | – | –[1] |
| The Zip Project Limited | Procurement | Great Britain | – | 75% |

[1]Amethyst Finance p.l.c. is a wholly owned subsidiary of a non-group company but has been consolidated in these accounts as a quasi-subsidiary in accordance with FRS 5. The quasi-subsidiary has net assets of £nil (last year £nil), the material balances being securitised loan notes of £328.7m (last year £331.0m) offset by an inter-company group receivable.

## 15. Debtors

| | Group 2003 £m | Group 2002 £m | Company 2003 £m | Company 2002 £m |
|---|---|---|---|---|
| **A Amounts receivable within one year** | | | | |
| Trade debtors | **32.1** | 21.9 | – | – |
| Customer advances | **534.3** | 579.9 | – | – |
| Amounts owed by Group undertakings | – | – | **247.7** | 133.9 |
| Other debtors[1] | **110.7** | 118.1 | **0.1** | 0.3 |
| Prepayments and accrued income[2] | **230.8** | 232.2 | – | – |
| | **907.9** | 952.1 | **247.8** | 134.2 |
| **B Amounts receivable after more than one year[3]** | | | | |
| Customer advances | **1,481.6** | 1,603.1 | – | – |
| Other debtors[1] | **15.7** | 23.2 | – | – |
| Prepayments and accrued income[2] | **50.2** | 40.9 | – | – |
| | **1,547.5** | 1,667.2 | – | – |

[1]Other debtors include an interest-free loan to an officer of the Company of £16,944 (last year £28,279).
[2]Prepayments and accrued income include £161.0m (last year £169.4m) in respect of the UK pension scheme. Of this, £49.4m (last year £40.1m) is included in amounts receivable after more than one year.
[3]Amounts receivable after more than one year include £52.4m (last year £52.8m) of non-financial assets which have been excluded from the analysis in note 18.

## 16. Current asset investments

| | Group 2003 £m | Group 2002 £m |
|---|---|---|
| Listed investments: | | |
| Government securities | **131.4** | 121.9 |
| Listed in the United Kingdom | **108.5** | 87.7 |
| Listed overseas | **59.5** | 57.0 |
| Unlisted investments | **4.6** | 6.1 |
| | **304.0** | 272.7 |

## 17. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

## 18. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

### A Interest rate and currency analysis

| | Group 2003 | | | | Group 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| Currency | Fixed rate £m | Floating rate £m | Non-interest bearing £m | Total £m | Fixed rate £m | Floating rate £m | Non-interest bearing £m | Total £m |
| Sterling | **144.4** | **1,641.2** | **53.8** | **1,839.4** | 115.4 | 2,016.2 | 130.6 | 2,262.2 |
| US dollar | **6.2** | **18.0** | **0.4** | **24.6** | 7.5 | 29.7 | 2.0 | 39.2 |
| Euro | **27.6** | **30.3** | **11.5** | **69.4** | 27.1 | 12.1 | 12.3 | 51.5 |
| Other | **19.5** | **34.4** | **0.6** | **54.5** | 14.4 | 92.1 | 0.7 | 107.2 |
| | **197.7** | **1,723.9** | **66.3** | **1,987.9** | 164.4 | 2,150.1 | 145.6 | 2,460.1 |

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing financial assets are predominantly cash in tills and uncleared deposits.

### B Analysis of fixed interest rate

| Currency | Group 2003 Weighted average interest rate % | 2002 Weighted average interest rate % | 2003 Weighted average period for which rate is fixed Years | 2002 Weighted average period for which rate is fixed Years |
|---|---|---|---|---|
| Sterling | **5.6** | 6.0 | **10.1** | 9.0 |
| US dollar | **3.8** | 6.0 | **9.5** | 11.1 |
| Euro | **4.8** | 5.1 | **8.9** | 13.6 |
| Other | **2.6** | 3.8 | **6.6** | 11.3 |

### C Analysis of financial assets

| | Group 2003 £m | Group 2002 £m |
|---|---|---|
| Cash at bank and in hand | **167.9** | 543.4 |
| Current asset investments | **304.0** | 272.7 |
| Customer advances falling due in more than one year | **1,481.6** | 1,603.1 |
| Fixed asset investments | **20.9** | 29.6 |
| Other amounts receivable after more than one year | **13.5** | 11.3 |
| Financial assets as defined by FRS 13 | **1,987.9** | 2,460.1 |
| Customer advances falling due in less than one year | **534.3** | 579.9 |
| Financial assets including short-term customer advances | **2,522.2** | 3,040.0 |

# Notes to the financial statements

## 19. Creditors: amounts falling due within one year

| | Group 2003 £m | Group 2002 £m | Company 2003 £m | Company 2002 £m |
|---|---|---|---|---|
| Bank loans, overdrafts and commercial paper | 150.2 | 265.4 | – | – |
| Medium term notes (see note 21B) | 443.9 | 382.7 | – | – |
| Securitised loan notes | 2.5 | 2.3 | – | – |
| Trade creditors | 201.6 | 199.6 | – | – |
| Amounts owed to Group undertakings | – | – | 2,099.0 | 1,724.4 |
| Taxation | 96.9 | 115.9 | – | – |
| Social security and other taxes | 30.5 | 31.7 | – | – |
| Other creditors[1] | 367.1 | 340.9 | 0.4 | – |
| Accruals and deferred income | 238.8 | 278.6 | – | – |
| Proposed final dividend | 147.4 | 133.7 | 147.4 | 133.7 |
| | 1,678.9 | 1,750.8 | 2,246.8 | 1,858.1 |

[1]Other creditors include £31.7m (last year £27.3m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

## 20. Creditors: amounts falling due after more than one year

| | Group 2003 £m | Group 2002 £m | Company 2003 £m | Company 2002 £m |
|---|---|---|---|---|
| Medium term notes (see note 21B) | 1,310.9 | 1,679.9 | – | – |
| Securitised loan notes | 315.7 | 317.1 | – | – |
| Other creditors[1,2] | 183.4 | 159.3 | – | – |
| | 1,810.0 | 2,156.3 | – | – |

[1]Other creditors include £48.4m (last year £48.4m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.
[2]Other creditors include £132.6m (last year £109.7m) of non-financial liabilities which have been excluded from the analysis in note 21.

## 21. Analysis of financial liabilities

### A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | | 2002 | | |
| Currency | Fixed rate £m | Floating rate £m | Total £m | Fixed rate £m | Floating rate £m | Total £m |
| Sterling[1] | 780.9 | 1,633.3 | 2,414.2 | 729.6 | 2,070.5 | 2,800.1 |
| US dollar | – | 9.5 | 9.5 | – | 199.2 | 199.2 |
| Euro | – | 0.2 | 0.2 | 0.3 | – | 0.3 |
| Other | – | – | – | 0.7 | – | 0.7 |
| | 780.9 | 1,643.0 | 2,423.9 | 730.6 | 2,269.7 | 3,000.3 |

[1]Included within floating rate liabilities are £118.2m (last year £276.0m) of unredeemed B Shares.

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.2% (last year 6.4%) and the weighted average time for which the rate is fixed is 13.2 years (last year 15.2 years).

## 21. Analysis of financial liabilities continued

### B Maturity of financial liabilities[1]

| | Group 2003 £m | Group 2002 £m |
|---|---|---|
| Repayable within one year: | | |
| Bank loans, overdrafts and commercial paper | **150.2** | 265.4 |
| Medium term notes | **443.9** | 382.7 |
| Securitised loan notes | **2.5** | 2.3 |
| B shares (see note 24) | **118.2** | 276.0 |
| Other creditors | **31.7** | 27.3 |
| | **746.5** | 953.7 |
| Repayable between one and two years: | | |
| Medium term notes | **26.6** | 393.7 |
| Securitised loan notes | **5.9** | 2.5 |
| Other creditors | **22.3** | 18.6 |
| | **54.8** | 414.8 |
| Repayable between two and five years: | | |
| Medium term notes | **915.2** | 917.8 |
| Securitised loan notes | **11.4** | 9.4 |
| Other creditors | **24.3** | 28.0 |
| | **950.9** | 955.2 |
| Repayable in five years or more: | | |
| Medium term notes[2] | **369.1** | 368.4 |
| Securitised loan notes[3] | **298.4** | 305.2 |
| Other creditors | **4.2** | 3.0 |
| | **671.7** | 676.6 |
| | **2,423.9** | 3,000.3 |

[1]Financial liabilities include £2.4m (last year £1.2m) of other creditors which is excluded from the reconciliation of net debt in note 29.
[2]Relates to a fixed rate bond at a rate of 6.375% and is repayable in full on 7 November 2011.
[3]Relates to three separate bonds securitised against 45 of the Group's properties. Two are repayable in instalments. The gross amounts before finance costs are £57.7m and £131m respectively. The first is a floating rate bond which has been swapped into a fixed rate of 6.34%, amortised on a quarterly basis from 12 March 2002, with final payment due on 12 September 2015. The second is a floating rate bond which has been swapped into a fixed rate of 6.344%, amortised on a quarterly basis from 12 September 2015, with final payment due on 12 December 2026. The gross amount of the remaining bond is £140m before finance costs. It relates to a fixed rate bond at a rate of 6.282% and is repayable in full on 12 December 2026.

### C Borrowing facilities

At 29 March 2003, the Group had an undrawn committed facility of £385.0m (last year £425.0m) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it. At 29 March 2003 these amounted to £402.2m (last year £376.8m).

## 22. Provisions for liabilities and charges

| Group | Post-retirement health benefits[1] £m | UK restructuring[2] £m | Overseas restructuring[3] £m | Deferred tax[4] £m | Total £m |
|---|---|---|---|---|---|
| At 31 March 2002 | 25.3 | 20.1 | 52.0 | 106.4 | 203.8 |
| Provided in the period | – | 45.4 | – | 2.9 | 48.3 |
| Utilised during the period | (1.9) | (11.5) | (12.4) | – | (25.8) |
| Credited to the profit and loss account | – | – | – | (4.0) | (4.0) |
| Increase due to unwinding of discount | 1.6 | – | – | – | 1.6 |
| Exchange differences | – | – | 4.5 | – | 4.5 |
| **At 29 March 2003** | **25.0** | **54.0** | **44.1** | **105.3** | **228.4** |

[1]The £25.0m provision for post-retirement health benefits represents the estimated value of the Group's subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for whom the Group meets the whole, or part, of the cost (see note 10C for further details).
[2]The provision for UK restructuring costs relates to the costs of restructuring the Group's UK operations. The majority of these costs are expected to be incurred during the next financial year with the exception of costs associated with the Early Retirement Plan which are anticipated to be incurred over the next seven years.
[3]The provision for Overseas restructuring costs primarily relates to further closure costs in respect of the discontinuation of the Group's operations in Continental Europe, the majority of which are expected to be incurred during the next financial year.

# Notes to the financial statements

## 22. Provisions for liabilities and charges continued

[4]The deferred tax balance comprises the following:

| | 2003 £m | 2002 £m |
|---|---|---|
| Accelerated capital allowances | **67.1** | 69.0 |
| Pension prepayment | **48.4** | 50.8 |
| Other short-term timing differences | **(10.2)** | (13.4) |
| | **105.3** | 106.4 |

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

The Group is claiming UK tax relief for losses incurred by some of its current and former European subsidiaries. The case has been referred to the European Court of Justice, and it may take several years for the issue to be resolved. Were the Group to be ultimately successful, the Group would receive a corporation tax refund, before interest, of at least £30m. No asset has been recognised in respect of this claim.

## 23. Financial instruments and risk management

### A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

| | | | | Group |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| **Assets/(liabilities)** | Book value £m | Fair value £m | Book value £m | Fair value £m |
| Customer advances falling due in more than one year | **1,481.6** | **1,495.0** | 1,603.1 | 1,610.9 |
| Current asset investments[1] | **304.0** | **304.0** | 272.7 | 272.7 |
| Fixed asset investments[2] | **20.9** | **20.9** | 29.6 | 29.6 |
| Cash at bank and in hand[1] | **167.9** | **167.9** | 543.4 | 543.4 |
| Other financial assets due after more than one year | **13.5** | **13.5** | 11.3 | 11.3 |
| Borrowings due within one year[1] | **(628.3)** | **(652.8)** | (677.7) | (675.6) |
| B shares | **(118.2)** | **(118.2)** | (276.0) | (276.0) |
| Financial liabilities due after more than one year[1] | **(1,677.4)** | **(1,763.2)** | (2,046.6) | (2,081.1) |
| Cross currency swaps[3] | **–** | **90.1** | – | 24.5 |
| Interest rate swaps[3] | **–** | **(24.9)** | – | (7.6) |
| Forward foreign currency contracts[3] | **–** | **(8.0)** | – | 2.1 |
| FTSE 100 put options[4] | **–** | **–** | 0.4 | 1.3 |

[1]Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are predominantly at floating rates. Therefore, these fair values closely approximate book values.
[2]Fixed asset investments comprise listed securities held by a subsidiary which are stated at market value.
[3]Interest rate, cross currency swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.
[4]FTSE 100 put options provided no loss guarantees on certain Unit Trust offers. The options were on a fully matched basis and were not traded. They were marked to market to produce a fair value figure.

### B Hedges of future transactions

Unrecognised gains and losses on instruments used for hedging and those recognised in the period ended 29 March 2003 are as follows:

| | | 2003 | | | | 2002 |
|---|---|---|---|---|---|---|
| | Gains £m | Losses £m | Net total £m | Gains £m | Losses £m | Net total £m |
| Unrecognised gains/(losses) on hedges at beginning of the period | **66.5** | **(46.6)** | **19.9** | 55.9 | (33.2) | 22.7 |
| (Gains)/losses arising in previous years recognised in the period | **(13.7)** | **15.4** | **1.7** | (6.2) | 13.3 | 7.1 |
| Gains/(losses) in previous years not recognised in the period | **52.8** | **(31.2)** | **21.6** | 49.7 | (19.9) | 29.8 |
| Gains/(losses) arising in the period | **62.0** | **(26.4)** | **35.6** | 16.8 | (26.7) | (9.9) |
| **Unrecognised gains/(losses) on hedges at end of the period** | **114.8** | **(57.6)** | **57.2** | 66.5 | (46.6) | 19.9 |
| Of which: | | | | | | |
| Gains/(losses) expected to be recognised within one year | **26.1** | **(12.7)** | **13.4** | 13.7 | (15.6) | (1.9) |
| Gains/(losses) expected to be recognised after one year | **88.7** | **(44.9)** | **43.8** | 52.8 | (31.0) | 21.8 |

## 23. Financial instruments and risk management continued

### C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in local currencies as appropriate. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets or liabilities in currencies other than their functional currencies at the balance sheet date.

## 24. Called up share capital

| | 2003 £m | 2002 £m |
|---|---|---|
| **Authorised:** | | |
| 3,200,000,000 ordinary shares of 25p each | **800.0** | 800.0 |
| 3,200,000,000 non-equity B shares of 70p each (last year 3,200,000,000) | **2,240.0** | 2,240.0 |
| **Allotted, called up and fully paid:** | | |
| 2,270,018,288 ordinary shares of 25p each (last year 2,306,951,943) | **567.5** | 576.7 |
| 168,819,801 non-equity B shares of 70p each (last year 394,203,429) | **118.2** | 276.0 |
| | **685.7** | 852.7 |

**Issue of new shares:**

7,960,946 ordinary shares having a nominal value of £2.0m were allotted during the year under the terms of the Company's share schemes which are described in note 10. The aggregate consideration received was £23.0m.

Of the 7,960,946 ordinary shares referred to above, 3,823,448 ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the 'QUEST') at market value of £11.9m. All of these shares were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Save As You Earn Share Option Scheme. The Group provided £2.9m (last year received £2.5m) to the QUEST for this purpose. At 29 March 2003, no shares were held by the QUEST (see note 14).

**Purchase of own shares:**

During the period, 44,894,601 ordinary shares having a nominal value of £11.2m were purchased by the Group for an aggregate consideration of £141.7m. These shares were then cancelled and the nominal value of the shares transferred to the capital redemption reserve (see note 25).

**Redemption of B shares:**

During the period 225,383,628 B shares were redeemed at par at a total cost of £158.0m. The nominal value of £157.8m has been transferred to the capital redemption reserve (see note 25).

The holders of B shares are not entitled to receive notification of any general meeting of Marks and Spencer Group p.l.c., or to attend, speak or vote at any such meeting. B shares carry the right to a sub-LIBOR dividend paid on a semi-annual basis in priority to any dividend paid to the holders of ordinary shares. In the event of the winding up of Marks and Spencer Group p.l.c., the holders of B shares will be entitled to 70p in respect of each B share held, together with the relevant proportion of the dividend payable. The B shares may be redeemed at six monthly intervals. The next redemption date will be 25 September 2003. At any time after 19 March 2005, or earlier, when the total number of B shares remaining in issue becomes less than 25% of the total number of B shares originally issued, Marks and Spencer Group p.l.c. may, on giving notice in writing to the holders of the B shares, redeem all, but not some, of the B shares in issue on that date. The redemption shall be on the basis of 70p per share.

## 25. Shareholders' funds

Group

| | Share capital | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Ordinary shares £m | Non-equity B shares £m | Share premium account £m | Capital redemption reserve £m | Revaluation reserve £m | Other reserve £m | Profit and loss account £m | Total £m |
| At 31 March 2002 | 576.7 | 276.0 | 2.8 | 1,717.9 | 387.3 | (6,542.2) | 6,662.4 | 3,080.9 |
| Purchase of own shares | (11.2) | – | – | 11.2 | – | – | (141.7) | (141.7) |
| Redemption of B shares | – | (157.8) | – | 157.8 | – | – | (158.0) | (158.0) |
| Shares issued on exercise of share options | 2.0 | – | 21.0 | – | – | – | (2.9) | 20.1 |
| Revaluation of investment properties | – | – | – | – | (0.8) | – | – | (0.8) |
| Revaluation surplus realised on disposals | – | – | – | – | (4.1) | – | 4.1 | – |
| Revaluation element of depreciation charge | – | – | – | – | (1.4) | – | 1.4 | – |
| Share of joint venture's revaluation surplus realised on disposals | – | – | – | – | (10.4) | – | 10.4 | – |
| Exchange differences on foreign currency translation | – | – | – | – | – | – | 3.4 | 3.4 |
| Profit for the period | – | – | – | – | – | – | 234.5 | 234.5 |
| **At 29 March 2003** | **567.5** | **118.2** | **23.8** | **1,886.9** | **370.6** | **(6,542.2)** | **6,613.6** | **3,038.4** |

# Notes to the financial statements

### 25. Shareholders' funds continued

Cumulative goodwill of £62.0m (last year £62.0m) arising on the acquisition of subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

| | Share capital | | | | | Company |
|---|---|---|---|---|---|---|
| | Ordinary shares £m | Non-equity B shares £m | Share premium account £m | Capital redemption reserve £m | Profit and loss account £m | Total £m |
| At 31 March 2002 | 576.7 | 276.0 | 2.8 | 1,717.9 | 3,345.9 | 5,919.3 |
| Purchase of own shares | (11.2) | – | – | 11.2 | (141.7) | (141.7) |
| Redemption of B shares | – | (157.8) | – | 157.8 | (158.0) | (158.0) |
| Shares issued on exercise of share options | 2.0 | – | 21.0 | – | – | 23.0 |
| Profit for the period | – | – | – | – | 1.6 | 1.6 |
| **At 29 March 2003** | **567.5** | **118.2** | **23.8** | **1,886.9** | **3,047.8** | **5,644.2** |

### 26. Reconciliation of movements in Group shareholders' funds

| | Group | |
|---|---|---|
| | 2003 £m | 2002 £m |
| Profit attributable to shareholders | **480.5** | 153.0 |
| Dividends | **(246.0)** | (238.9) |
| | **234.5** | (85.9) |
| Other recognised gains and losses relating to the year | **2.6** | 0.6 |
| New share capital subscribed | **23.0** | 8.9 |
| Issue/redemption expenses | **–** | (9.3) |
| Amounts (deducted from)/added to profit and loss account reserve in respect of shares issued to the QUEST | **(2.9)** | 2.5 |
| Redemption of B shares | **(158.0)** | (1,717.9) |
| Purchase of own shares | **(141.7)** | (52.0) |
| Goodwill transferred to profit and loss account on sale/closure of businesses | **–** | 368.2 |
| **Net reduction in shareholders' funds** | **(42.5)** | (1,484.9) |
| Opening shareholders' funds | **3,080.9** | 4,565.8 |
| **Closing shareholders' funds** | **3,038.4** | 3,080.9 |

### 27. Reconciliation of operating profit to net cash inflow from operating activities

| | Group | |
|---|---|---|
| | 2003 £m | 2002 £m |
| Operating profit | **717.9** | 643.8 |
| Exceptional operating charges (see note 4A) | **43.9** | – |
| Operating profit before exceptional charges | **761.8** | 643.8 |
| Utilisation of provision against European trading losses | **–** | (42.5) |
| Depreciation | **234.9** | 249.6 |
| (Increase)/decrease in stocks | **(37.5)** | 66.2 |
| Decrease in customer advances | **167.1** | 76.2 |
| Decrease/(increase) in other debtors | **9.6** | (44.5) |
| Increase in creditors | **52.1** | 174.9 |
| Net cash inflow before exceptional items | **1,188.0** | 1,123.7 |
| Exceptional operating cash outflow (see note 28A) | **(19.3)** | (30.0) |
| **Net cash inflow from operating activities** | **1,168.7** | 1,093.7 |

## 28. Analysis of cash flows given in the cash flow statement

| | Group 2003 £m | 2002 £m |
|---|---|---|
| **A Exceptional operating cash flows** | | |
| UK restructuring costs paid | **(11.7)** | (30.0) |
| Head office relocation | **(7.6)** | – |
| **Exceptional operating cash outflow** | **(19.3)** | (30.0) |
| **B Management of liquid resources** | | |
| Increase in cash deposits treated as liquid resources | **(14.6)** | (16.3) |
| Net (purchase)/sale of government securities | **(9.5)** | 19.6 |
| Net purchase of listed investments | **(24.3)** | (36.8) |
| Net sale/(purchase) of unlisted investments | **1.5** | (0.3) |
| Net sale of unlisted investments on sale of business | – | 4.7 |
| **Cash (outflow)/inflow from (increase)/decrease in liquid resources** | **(46.9)** | (29.1) |
| **C Financing** | | |
| Decrease in bank loans, overdrafts and commercial paper treated as financing | **(125.1)** | (268.6) |
| (Redemption)/issue of medium term notes | **(308.4)** | 977.5 |
| (Redemption)/issue of securitised loan notes | **(2.3)** | 319.4 |
| Increase in other creditors treated as financing | **4.4** | 3.4 |
| Debt financing as shown in analysis of net debt (see note 29) | **(431.4)** | 1,031.7 |
| Purchase of own shares | **(141.7)** | (52.0) |
| Redemption of B shares | **(158.0)** | (1,717.9) |
| Issue/redemption expenses | – | (9.3) |
| Shares issued under employees' share schemes | **19.6** | 17.3 |
| **Net cash outflow from decrease in financing** | **(711.5)** | (730.2) |

## 29. Analysis of net debt

| | At 31 March 2002 £m | Cash flow £m | Exchange and other movements £m | At 29 March 2003 £m |
|---|---|---|---|---|
| **Net cash:** | | | | |
| Cash at bank and in hand (see note 18C) | 543.4 | (379.3) | 3.8 | **167.9** |
| Less: deposits treated as liquid resources (see below) | (41.3) | (14.6) | (0.2) | **(56.1)** |
| | 502.1 | (393.9) | 3.6 | **111.8** |
| Bank loans, overdrafts and commercial paper (see note 21B) | (265.4) | 114.8 | 0.4 | **(150.2)** |
| Less: amounts treated as financing (see below) | 203.0 | (125.1) | – | **77.9** |
| | (62.4) | (10.3) | 0.4 | **(72.3)** |
| **Net cash per cash flow statement** | 439.7 | (404.2) | 4.0 | **39.5** |
| **Liquid resources:** | | | | |
| Deposits included in cash (see above) | 41.3 | 14.6 | 0.2 | **56.1** |
| Current asset investments (see note 16) | 272.7 | 32.3 | (1.0) | **304.0** |
| **Liquid resources per cash flow statement** | 314.0 | 46.9 | (0.8) | **360.1** |
| **Debt financing:** | | | | |
| Bank loans, overdrafts and commercial paper treated as financing (see above) | (203.0) | 125.1 | – | **(77.9)** |
| Medium term notes (see note 21B) | (2,062.6) | 308.4 | (0.6) | **(1,754.8)** |
| Securitised loan notes (see note 21B) | (319.4) | 2.3 | (1.1) | **(318.2)** |
| Other creditors (see note 21B) | (75.7) | (4.4) | – | **(80.1)** |
| Debt financing (see note 28C) | (2,660.7) | 431.4 | (1.7) | **(2,231.0)** |
| **Net debt** | (1,907.0) | 74.1 | 1.5 | **(1,831.4)** |

# Notes to the financial statements

## 30. Commitments and contingent liabilities

| | Group 2003 £m | 2002 £m |
|---|---|---|
| A Commitments in respect of properties in the course of development | **75.8** | 19.3 |

**B** Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

**C** Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, the Group has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on the Group's behalf.

**D** Commitments under operating leases:
At 29 March 2003 the Group had annual commitments under operating leases as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Land & buildings £m** | **Other £m** | Land & buildings £m | Other £m |
| Expiring within one year | **3.5** | **0.7** | 5.2 | 0.6 |
| Expiring in the second to fifth years inclusive | **13.5** | **2.7** | 11.0 | 2.4 |
| Expiring in more than five years | **82.3** | **–** | 75.9 | – |
| | **99.3** | **3.4** | 92.1 | 3.0 |

## 31. Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

| | Sales average rate | | Profit average rate | | Balance sheet rate | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| Euro | **1.56** | 1.62 | **1.56** | 1.63 | **1.46** | 1.63 |
| US dollar | **1.55** | 1.43 | **1.54** | 1.43 | **1.57** | 1.42 |
| Hong Kong dollar | **12.05** | 11.17 | **12.01** | 11.11 | **12.23** | 11.10 |

## 32. Related party transactions

There were no material transactions with related parties as defined by FRS 8, 'Related Party Transactions'.

# Group financial record

| | **2003 £m 52 weeks** | 2002 £m 52 weeks | 2001 £m 52 weeks | 2000 £m 53 weeks | 1999 £m 52 weeks |
|---|---|---|---|---|---|
| **Profit and loss account[1]** | | | | | |
| **Turnover:** | | | | | |
| Continuing operations | | | | | |
| General | **4,205.3** | 3,848.1 | 3,740.7 | 3,985.4 | 4,151.8 |
| Foods | **3,542.0** | 3,420.5 | 3,238.8 | 3,133.6 | 3,030.5 |
| Retailing | **7,747.3** | 7,268.6 | 6,979.5 | 7,119.0 | 7,182.3 |
| Financial Services | **329.9** | 350.8 | 363.1 | 364.6 | 348.6 |
| Total continuing operations | **8,077.2** | 7,619.4 | 7,342.6 | 7,483.6 | 7,530.9 |
| Discontinued operations | **–** | 516.0 | 733.1 | 711.9 | 693.1 |
| **Total turnover (excluding sales taxes)** | **8,077.2** | 8,135.4 | 8,075.7 | 8,195.5 | 8,224.0 |
| **Operating profit** | | | | | |
| Continuing operations | | | | | |
| United Kingdom | **674.4** | 589.4 | 404.6 | 472.7 | 565.1 |
| Overseas | **43.5** | 33.3 | 41.9 | 24.0 | 14.5 |
| Excess interest charged to cost of sales of Financial Services | **–** | 6.4 | 7.9 | – | 25.5 |
| | **717.9** | 629.1 | 454.4 | 496.7 | 605.1 |
| Discontinued operations | **–** | 14.7 | (13.9) | (25.7) | (93.1) |
| **Total operating profit** | **717.9** | 643.8 | 440.5 | 471.0 | 512.0 |
| **Analysed as:** | | | | | |
| Before exceptional operating income | **761.8** | 643.8 | 467.0 | 543.0 | 600.5 |
| Exceptional operating charges | **(43.9)** | – | (26.5) | (72.0) | (88.5) |
| Retailing | | | | | |
| Continuing | **631.5** | 538.5 | 350.2 | 380.8 | 468.9 |
| Discontinued | **–** | 14.7 | (13.9) | (25.7) | (93.1) |
| Financial Services | **86.4** | 84.2 | 96.3 | 115.9 | 110.7 |
| Excess interest charged to cost of sales of Financial Services | **–** | 6.4 | 7.9 | – | 25.5 |
| Provision for loss on operations to be discontinued | | – | (224.0) | – | – |
| Loss on closure of businesses | **(1.5)** | (366.7) | (1.7) | (45.4) | – |
| Profit/(loss) on disposal of property and other fixed assets | **1.6** | 41.2 | (83.2) | (22.3) | 6.2 |
| Net interest (expense)/income | **(40.5)** | 17.6 | 13.9 | 14.2 | 27.9 |
| **Profit before taxation** | **677.5** | 335.9 | 145.5 | 417.5 | 546.1 |
| Taxation on ordinary activities | **(197.4)** | (182.5) | (149.5) | (140.4) | (175.7) |
| Minority interests | **0.4** | (0.4) | (1.5) | (0.6) | 2.1 |
| **Profit attributable to shareholders** | **480.5** | 153.0 | (5.5) | 276.5 | 372.5 |
| Dividends | **(246.0)** | (238.9) | (258.3) | (258.6) | (413.3) |
| **Profit/(loss) for the period** | **234.5** | (85.9) | (263.8) | 17.9 | (40.8) |
| **Balance sheet[1]** | | | | | |
| Intangible fixed assets | **–** | – | – | 1.3 | – |
| Tangible fixed assets | **3,435.1** | 3,381.2 | 4,118.9 | 4,242.1 | 4,387.5 |
| Fixed asset investments | **31.5** | 50.3 | 58.3 | 55.0 | 61.2 |
| Current assets | **3,289.1** | 3,760.7 | 3,516.2 | 3,717.1 | 3,355.9 |
| **Total assets** | **6,755.7** | 7,192.2 | 7,693.4 | 8,015.5 | 7,804.6 |
| Creditors due within one year | **(1,678.9)** | (1,750.8) | (1,981.6) | (2,162.8) | (2,029.8) |
| **Total assets less current liabilities** | **5,076.8** | 5,441.4 | 5,711.8 | 5,852.7 | 5,774.8 |
| Creditors due after more than one year | **(1,810.0)** | (2,156.3) | (735.1) | (804.3) | (772.6) |
| Provisions for liabilities and charges | **(228.4)** | (203.8) | (395.3) | (199.4) | (195.6) |
| **Net assets** | **3,038.4** | 3,081.3 | 4,581.4 | 4,849.0 | 4,806.6 |

[1] Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

# Group financial record

| | 2003 £m 52 weeks | 2002 £m 52 weeks | 2001 £m 52 weeks | 2000 £m 53 weeks | 1999 £m 52 weeks |
|---|---|---|---|---|---|
| **Cash flow** | | | | | |
| Net cash inflow from operating activities | **1,168.7** | 1,093.7 | 676.4 | 641.5 | 472.3 |
| Dividends received from joint venture | **8.0** | – | – | – | – |
| Returns on investments and servicing of finance | **(46.2)** | 36.8 | 12.6 | 15.2 | 29.0 |
| Taxation | **(216.9)** | (179.4) | (164.6) | (145.7) | (345.9) |
| Capital expenditure and financial investment | **(295.2)** | 176.0 | (258.2) | (167.0) | (628.1) |
| Acquisitions and disposals | **(38.8)** | 261.6 | 5.9 | (21.1) | 1.0 |
| Equity dividends paid | **(225.4)** | (256.7) | (258.6) | (413.5) | (412.6) |
| **Cash inflow/(outflow) before management of liquid resources and financing** | **354.2** | 1,132.0 | 13.5 | (90.6) | (884.3) |
| Management of liquid resources | **(46.9)** | (29.1) | 263.7 | (162.5) | 180.6 |
| Financing | **(711.5)** | (730.2) | (265.4) | 260.3 | 505.0 |
| **(Decrease)/increase in cash** | **(404.2)** | 372.7 | 11.8 | 7.2 | (198.7) |
| **(Decrease)/increase in net debt defined by FRS 1** | **(75.6)** | 629.2 | 26.4 | 69.8 | 862.3 |

**Key performance measures**

| | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| Gross margin[1,2] | Gross profit / Turnover | **36.4%** | 35.8% | 34.3% | 31.8% | 31.1% |
| Net margin[1,2] | Operating profit / Turnover | **8.9%** | 8.3% | 6.2% | 6.6% | 8.0% |
| Net margin excluding exceptional items[1,3] | | **9.4%** | 8.3% | 6.5% | 7.5% | 8.4% |
| Profitability[1] | Profit before tax / Turnover | **8.4%** | 9.0% | 5.2% | 6.3% | 8.6% |
| Profitability excluding exceptional items[1] | | **8.9%** | 8.5% | 6.7% | 7.3% | 8.8% |
| Earnings per share[3] (Defined by FRS 14) | Standard earnings / Weighted average ordinary shares in issue | **20.7p** | 5.4p | (0.2)p | 9.6p | 13.0p |
| Earnings per share adjusted for exceptional items | | **22.2p** | 16.3p | 11.2p | 13.8p | 15.6p |
| Dividend per share | | **10.5p** | 9.5p | 9.0p | 9.0p | 14.4p |
| Dividend cover[3,4] | Profit attributable to shareholders / Dividends | **2.0x** | 2.2x | n/a | 1.1x | 0.9x |
| Return on equity[3,4] | Profit attributable to equity shareholders / Average equity shareholders' funds | **16.5%** | 11.5% | (0.1)% | 5.7% | 7.8% |
| Retail gearing | Retail debt / Retail debt+retail shareholders' funds | **24.3%** | 27.0% | n/a | n/a | n/a |
| Fixed charge cover | Operating profit before depreciation and rent payable / Fixed charges[5] | **7.6x** | 14.0x | 10.9x | 11.1x | 19.8x |
| Capital expenditure | | **£311.0m** | £290.5m | £255.7m | £450.6m | £683.1m |

[1]Based on results from continuing operations only.
[2]Based on segmental results.
[3]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.
[4]Stated before goodwill written off of £368.2m in 2002. Dividend cover and return on equity are 0.6 times and 3.4% respectively after writing off of goodwill.
[5]Fixed charges are defined as interest and rent payable.

# Index



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# Notice of Annual general meeting 2003

Royal Festival Hall,
Belvedere Road, London SE1 8XX
Wednesday 16 July 2003 at 11am

This document is important and requires your immediate attention

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.** If you are in any doubt about its contents or the action you should take, you should consult your stockbroker, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your ordinary shares in Marks and Spencer Group p.l.c., please hand this document (together with the accompanying Proxy Form) as soon as possible to the stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser.

Dear Shareholder,

12 June 2003

I have pleasure in sending you the Notice of this year's Annual General Meeting ('AGM') which will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 16 July 2003 at 11am.

Information relating to the meeting is set out in this booklet and accompanying material. If you are able to attend the meeting, please bring the enclosed attendance card with you.

If you cannot attend the meeting in person, you can still vote by returning the enclosed 'Proxy Form'. There is also a form at the end of this booklet for those of you wishing to let us know in advance any topic you would like covered at the AGM. We shall ensure that the most frequently raised subjects are included in the meeting as well as taking questions from the floor.

Electronic Communications

If you have access to the internet, please visit 'The Company' section of our website where you can view the Annual Review, the Annual Report and Financial Statements, check the current share price and view recent Company press releases. Our website address is www.marksandspencer.com.

You can also use the internet to register your proxy vote electronically by logging on to our Registrars' website, www.sharevote.co.uk. Full details of the procedure are given on that website.

On 20 January 2003, CRESTCo launched an electronic proxy appointment service principally to streamline the process for institutional investors to give their voting instructions, which we are introducing for this year's AGM through our registrars, Lloyds TSB Registrars. Further details of the service are contained in the enclosed Proxy Form.

Explanatory Notes

Resolution 2 – To approve the remuneration report

The remuneration report is summarised on pages 26 to 28 of the Annual Review and Summary Financial Statement 2003 and set out in full on pages 13 to 20 of the Annual Report and Financial Statements 2003.

This report has been prepared in accordance with new legislation, the Directors' Remuneration Report Regulations 2002 which came into force on 1 August 2002. We are now required to seek shareholder approval each year. The vote is 'advisory' in nature.

Resolution 9 – To re-appoint PricewaterhouseCoopers LLP as auditors of the Company

In the year 2000, a change in the law enabled a UK accounting firm to become a limited liability partnership ('LLP'), a new legal entity. The change to LLP has not affected the relationship between PricewaterhouseCoopers and shareholders. The partnership continues to have unlimited liability in respect of statutory audit engagements, but the liability of individual partners is limited.

On 1 January 2003, PricewaterhouseCoopers ('PwC') transferred its business to PricewaterhouseCoopers LLP ('PwC LLP'). On 29 January 2003, PwC resigned as the Company's auditors and, on the Audit Committee's recommendation, the Board subsequently appointed PwC LLP as auditors of the Company to fill the casual vacancy thereby created.

Special notice having been received in accordance with the Companies Act 1985, a resolution to reappoint PwC LLP as auditors of the Company will be proposed at the AGM.

Resolutions 10 and 11 – To renew powers of the Board to allot shares

The Companies Act 1985 prevents directors from allotting unissued shares without the authority of shareholders in general meeting. In certain circumstances this could be unduly restrictive. The Company's Articles empower your directors to allot unissued shares but the power is subject to shareholder renewal. Renewal of this power is sought, until the conclusion of the 2004 AGM or 15 October 2004, if earlier, subject to the limitations specified in Resolution 10. Resolution 11 disapplies shareholder pre-emption rights over the allotment of certain shares for cash.

Resolution 10: Shares in total, up to a nominal value of £189,208,626 ('the Section 80 Amount') which represents one-third of the nominal value of the issued share capital as at 13 May 2003 (being a date not more than one month prior to the date of this notice).

Resolution 11: Shares for cash, other than to existing shareholders in proportion to their holdings, up to a nominal value of £28,381,293 ('the Section 89 Amount') being 5% of the nominal value of the issued share capital as at 13 May 2003 (being a date not more than one month prior to the date of this notice).

There are no current plans to allot shares except in connection with employee share schemes.

Resolution 12 – To authorise the Company to purchase its own shares
With the authority of shareholders in general meeting, the Company is empowered by its Articles to purchase its own shares subject to the provisions of the Companies Act 1985. Your directors believe it is prudent to seek general authority from shareholders to be able to act if circumstances arose in which they considered such purchases to be desirable. This power will only be exercised if and when, in the light of market conditions prevailing at that time, the directors believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the Company's issued share capital) and minimum and maximum prices at which they may be bought. As at 13 May 2003, there were options outstanding over 115 million ordinary shares, representing 5.1% of the Company's issued ordinary share capital. If the authority given by Resolution 12 were to be fully used, these would then represent 5.6% of the Company's issued ordinary share capital.

Recommendation
Your directors believe that the proposals described in this booklet are in the best interests of the Company and its shareholders as a whole and recommend you to give them your support by voting in favour of the resolutions as they intend to do themselves in respect of their own beneficial holdings.

Yours sincerely



Luc Vandevelde, Chairman

Notice is hereby given that the second Annual General Meeting of Marks and Spencer Group p.l.c. will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 16 July 2003 at 11am for the following purposes:

Ordinary Business

1 To receive the report of the directors and the financial statements for the 52 weeks ended 29 March 2003, together with the report of the auditors.

2 To approve the remuneration report.

3 To declare a final dividend on the ordinary shares.

To elect the following directors who were appointed by the Board since the last Annual General Meeting:

4 Justin King

5 Vittorio Radice

To re-elect the following directors who are retiring by rotation:

6 Roger Holmes

7 Jack Keenan

8 Laurel Powers-Freeling

9 To resolve as an ordinary resolution:

That PricewaterhouseCoopers LLP be, and are hereby, re-appointed auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the directors.

Special Business

Directors' authority to allot shares

10 To resolve as an ordinary resolution:

That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2004 or on 15 October 2004, whichever shall be the earlier, and for such period to allot relevant securities up to an aggregate nominal amount (the Section 80 amount) of £189,208,626.

Disapplication of pre-emption rights

11 To resolve as a special resolution:

That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2004 or on 15 October 2004, whichever shall be earlier, and for such period to allot equity securities wholly for cash in connection with a rights issue, and otherwise than in connection with a rights issue, up to an aggregate nominal amount (the Section 89 amount) of £28,381,293.

Company's authority to purchase its own shares

12 To resolve as a special resolution:

That the Company be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary 25p shares provided that:

(a) the Company does not purchase under this authority more than 227 million ordinary shares;

(b) the Company does not pay less than 25p for each ordinary share;

(c) the Company does not pay for each ordinary share more than 105% of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which the Company agrees to buy the ordinary shares concerned;

(d) this authority shall continue in force until the conclusion of the Annual General Meeting in 2004 or 15 October 2004, whichever shall be the earlier; and

(e) the Company may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). The Company may complete such a purchase even though the authority has terminated.

To transact any other business considered appropriate to be dealt with at an Annual General Meeting.

By order of the Board
Graham Oakley, Group Secretary
12 June 2003, London

Registered office
Michael House, Baker Street
London W1U 8EP
Registered in England and Wales No. 4256886

Notes:

1 Jack Keenan is a member of the Remuneration Committee.
2 Details of the directors seeking (re-)election are given on page 19 of the Annual Review, including membership of the principal committees. The unexpired terms of their service contracts are as follows: Roger Holmes, Justin King and Laurel Powers-Freeling – 12 months; and Jack Keenan – 3 months. Vittorio Radice was appointed on 3 March 2003 with a service contract entitling him to two years' notice, reducing proportionately during the first year of employment to 12 months' notice following the first anniversary of his appointment.
3 Every member entitled to attend and vote at the AGM may appoint a proxy to attend and to vote instead of that member. A proxy need not be a member of the Company.
4 The time by which a person must be entered on the Company's register of members in order to attend or vote at the meeting is 6pm on Monday 14 July 2003.
5 The following documents are available for inspection during normal business hours on any weekday, except Saturdays and public holidays, at the Company's registered office at Michael House, Baker Street, London W1U 8EP. They will also be available for inspection at the Royal Festival Hall from 10am on 16 July 2003 until the conclusion of the AGM:
   i The register of directors' interests;
   ii Copies of the service contracts between the Company and its directors.
6 A statement giving particulars of directors' relevant transactions, drawn up to comply with Section 343 of the Companies Act 1985, will be available for inspection from 1 July 2003 during normal business hours on any weekday, except Saturdays and public holidays, at the Company's registered office at Michael House, Baker Street, London W1U 8EP. It will also be available for inspection at the Royal Festival Hall from 10am on 16 July 2003 until the conclusion of the AGM.
7 Please see the letter from the Chairman dated 12 June 2003 for further information.

# Notice of meeting

Venue
Royal Festival Hall, Belvedere Road, London SE1 8XX – please refer to the map on this page.

Date
Wednesday 16 July 2003.

Time
The meeting will start at 11am and registration will be available from 9.30am. Please try to arrive by 10.30am to allow time for registration and security clearance.

Admission
Please bring your Attendance Card with you which is attached to the Proxy Form. This will help us to register your attendance without any delay.

Refreshments
Light refreshments will be available before and after the meeting.

Further queries
If you have a query about the AGM or the contents of this document, please call Marks & Spencer Group Secretariat on 020 7268 3838.

Shareholders with special needs
There is an assisted hearing system available throughout the auditorium and handsets will be available from the cloakroom. A sign language interpreter will also be in attendance. The Royal Festival Hall is easily accessible for wheelchair users. If you would like further information concerning special needs' facilities at the venue, the Royal Festival Hall can be contacted direct on 020 7921 0926 (10am – 6pm Monday to Friday).

Transport
We recommend shareholders use public transport to attend the meeting – the following stations are all within walking distance of the Royal Festival Hall:

**Nearest main-line stations**
Waterloo, Waterloo East, Charing Cross

**Nearest underground stations**
Waterloo – Northern, Bakerloo, Jubilee lines
Embankment – District, Circle, Bakerloo, Northern lines



RIVER THAMES
UPPER GROUND
STAMFORD STREET
WATERLOO EAST
WATERLOO BRIDGE
BFI IMAX
WATERLOO ROAD
PLEASE ENTER FROM WATERLOO ENTRANCE
MEPHAM STREET
WATERLOO STATION
ROYAL FESTIVAL HALL
SUTTON WALK
WHEELCHAIR ACCESS
YORK ROAD
BELVEDERE ROAD
HUNGERFORD FOOTBRIDGE
EMBANKMENT
CHARING CROSS
THE LONDON EYE

# Annual general meeting 2003

MARKS & SPENCER

We would like to understand the themes, issues and concerns of our shareholders. If you have a particular topic which you would like to be considered at the Annual General Meeting, please let us know by returning this form with brief details.

We ask that any topics which you raise on this form are related to the business as a whole and of interest to the shareholders generally.

If you have an individual concern or customer query, for example availability of a particular product, any of our stores will be happy to help you.

Senior members of the Company will be available at the Annual General Meeting to meet shareholders and representatives from Customer Services, Lloyds TSB Registrars and Marks & Spencer Financial Services will also be there to respond to individual queries.

Topic for AGM

DETACH HERE

THIRD FOLD AND TUCK IN EDGE

BUSINESS REPLY SERVICE
Licence No. WD1 366

2  

Graham Oakley
Group Secretary
Room B153
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London
W1A 1DN

FIRST FOLD

SECOND FOLD


MARKS & SPENCER
Annual review
and summary
financial statement
2003

## Vision

The standard against which all others are measured

## Mission

Making aspirational quality accessible to all

## Values

Quality, value, service, innovation and trust

## Financial highlights

| Continuing operations | before exceptional items | after exceptional items |
|---|---|---|
| ◦ Group operating profit | up 21.1% to £761.8m | up 14.1% to £717.9m |
| ◦ Group profit before tax | up 11.5% to £721.3m | down 1.3% to £679.0m |
| ◦ Earnings per share | up 39.6% to 22.2p | up 19.0% to 20.7p |

| | |
|---|---|
| ◦ Final dividend | up 12.1% to 6.5 pence per share |
| ◦ Group operating cash flow | up £0.1bn to £1.2bn |

## Operating highlights

- Clothing delivered the biggest increase in sales performance, with sales increasing by 10%, outperforming the market significantly
- Increased market share in Womenswear, Menswear and Lingerie with strong product appeal and quality
- Food outperformed the market and delivered strong growth for the second year in succession
- Opened 13 Simply Food stores where 250,000 customers now shop with us each week
- Pilot of new credit and loyalty card has been successful and national roll-out will commence in the second half of 2003/04

Contents



# A journey of continuous improvement

Luc Vandevelde Chairman

## Chairman's message

One question you may be asking is whether the turnaround at Marks & Spencer has been completed. My response will always be that we will never claim to have 'made it'. We are on a journey of continuous improvement and our aspiration is always to do better.

Nevertheless, over the last year we have rebuilt the foundations on which this Group can continue to grow and prosper. Last year I set out the strategies we intended to pursue – to regain our leadership in clothing and special food; to build on our unique customer relationships with new products and services; to shape our store locations, formats and products to the needs of our customers; and to reassert our position as a leading, socially responsible business. These remain in place and the story of the year is one of steady progress on each front.

Of course, no strategy can succeed without the right structure and the right team. Having combined the roles of Chairman and Chief Executive during our turnaround phase, we concluded last year that the time had come to change our leadership structure and to split the roles. I, therefore, reverted to my original role of Chairman while Roger Holmes stepped into the position of Chief Executive. Also this year, we reinforced an already powerful team by appointing Vittorio Radice to head our Home business. We move ahead with a structure and a team that we know is right for the business.

Key to regaining market share and to increasing profitability has been a focus on improving both the appeal and value of our products, thereby making aspirational quality more accessible to our customers. For continuing operations, over the year, Retail sales were up by 6.6%, Group operating profit before exceptional items was up by 21.1% and adjusted earnings per share were up by 39.6%. The final dividend payment will be 6.5p per share, up 12.1%, giving a full year payment of 10.5p per share. It is rewarding to see the contribution of our 67,000 people towards achieving these results, as well as their awareness of the opportunities for further improvement that lie ahead and their willingness to tackle them.

Now that we have restored the fundamentals and won back our customers' trust, we see opportunities to meet their existing needs in new ways and also attract new customers. We have moved ahead to make more of our products available to more customers with the roll-out of our Simply Food format, the new developments in Home including the opening of our first stand-alone store next spring and proceeding to the next stage of the programme prior to the national launch of our credit and loyalty card in Financial Services. These opportunities confirm our view that we can widen the Marks & Spencer offering and create new sources of growth.

Every product and service we offer is testimony to our aim to be a leading socially responsible company, and we were pleased to be ranked among the top 24 companies in Business in the Community's first Corporate Responsibility Index. You can read about our progress in our first-ever review of corporate social responsibility – now available on our website.

In summary, we have reached a new basis from which we can build our business. We know the competitive environment is not going to get any easier, but we can see plenty of opportunities for further growth. Our challenge, quite simply, is to keep improving every aspect of our business every day of the year and through every one of our products.

Luc Vandevelde

**Luc Vandevelde** Chairman



# Further progress in winning back customers and in building a platform for future growth

Roger Holmes Chief Executive

## Chief Executive's review

In last year's review we stated that our business had turned the corner, with the recovery of our Clothing business. This year I am pleased to say that we have made further progress, as well as building a platform for future growth.

Group operating profit from continuing operations and before exceptional items, was £761.8m, an increase of 21.1%. This was mainly due to the performance of our core UK retailing business, although profits from Financial Services and International Retail were also ahead of last year. Overall sales were £8.1bn, up 6.0% on last year. For UK Retail, the increase in pre-exceptional operating profit of £126.7m to £631.9m was due to sales of £7.1bn (up 7.5% on last year) combined with a better buying margin, offset by a 4.9% increase in underlying operating costs.

Clothing sales (inc. VAT) increased by 10.0%, helped by a strong performance in the first three quarters. We gained market share over the year and held it in the fourth quarter against strong growth last year. During the year we gained 0.7% market share, taking our overall share of the clothing market to just over 11% (source: Fashiontrak). Our focus on maintaining improved sales volume throughout the year led to us marking down more goods for sale than we anticipated. However, as a percentage of overall sales, these markdowns were lower than the previous year.

For the year as a whole, we have achieved a further 1.3 percentage point improvement in the Clothing bought-in margin, and have continued to realise gains from consolidating our supply base and increasing the proportion of our clothing produced overseas.

Our Food business outperformed the market and has now delivered strong growth for the second year in succession, with our customers continuing to rate us highly on quality, innovation and trust.

### Securing growth

We continued to concentrate on winning back our most loyal clothing customers while at the same time building on the continued strength of our food. We have done this by further enhancing our product offer and developing our stores, increasing our appeal to customers and responding to the way they want to shop.

We have enhanced our product offer through:

- continued developments in quality, style and innovation in our core product areas such as the 'with cashmere' knitwear range, our 'Perfect' cargo pants, and the renewal of the Indian and Italian ranges in Food;
- further segmentation in our offer to improve choice and match our customers' own styles. We have built on the success of per una and Blue Harbour, and introduced new areas of segmentation, for example, View From performance sportswear, Limited Collection, Plus and in Childrenswear, DB07 David Beckham;
- focus on creating ideas for key events, from Valentine's Day to Christmas, using these to maximise opportunities to bring together products from Food, Clothing and Home into a single package for customers; and
- extension into new product areas, for example, in Financial Services, piloting a scheme to introduce a new credit card, which also acts as a loyalty card. We also launched a number of new products such as wedding and travel insurance, integrating them into the rest of the business by promoting them within relevant product areas.

We have also invested in marketing these improvements in our product offer to our customers. The Collections campaign in Womenswear communicated the new style and appeal of our clothing as we presented the key looks of the season, from faux fur, suede and knitwear in autumn, to new colours in the spring range of linens. We developed our 'Perfect' campaign further, featuring key items for each season's wardrobe such as zipped cardigans or cargo pants. In Food, we have used TV advertising to demonstrate what makes our food so special, from soft fruits to our new oriental range.

We have developed our store base through:

- continued renewal of our stores, where we have now completed over 90% of our existing estate; rolling out more Café Revive coffee shops and continuing to invest in new equipment such as food fridges and improved lighting; and
- roll-out of stand-alone convenience Food stores, where we are committed to making our food offer more accessible by opening our new Simply Food stores and our larger neighbourhood Food stores. We are pleased with customer response to these stores and have built up a good 'pipeline' of stores to accelerate the expansion of these concepts.

These improvements are a reflection of the work and capability of our people and suppliers. During the year, we have introduced a number of initiatives to enhance our capabilities and ways of working. The introduction of performance management, new store management structures and business involvement groups have all played a positive role in business performance this year. With our suppliers, we have enhanced our listening through a host of initiatives, such as: a confidential questionnaire amongst clothing suppliers; process improvements, such as moving quality checking to an even earlier stage in our clothing supply chain; and introducing new microchip technology in to our food supply chain.

In our international business, the Republic of Ireland performed better than last year and in Hong Kong, improved efficiency helped us return a profit. We have also seen an improvement in the performance of our franchise business.

Building for the future

Next year will be about growing our core business in Clothing and Food, as well as developing our new paths to growth in Food, Financial Services and Home. We will also focus on making our business more efficient in our sourcing, and in all areas of our operations.

We will always aspire to do better and we believe we have many opportunities to do so. We will concentrate on meeting more of the needs of our existing customers and encouraging those who currently shop in only one or two parts of our store to shop more.

In Clothing we will be working on three fronts: continuing to drive improvements in our core categories, such as women's formalwear; pursuing opportunities in categories where we still have relatively low share such as men's casualwear, sportswear and shoes; and thirdly, through delivering recovery in Childrenswear. In Food we will continue to differentiate our products through our quality and innovation and make them available to more people by opening Simply Food stores on high streets and railway stations across the country. As at year end we had opened 18 Simply Food stores and aim to open 150 by 2005/06.

In Financial Services, we are very pleased with the progress of our credit and loyalty card pilot and have started entering into the commitments necessary to enable a national roll-out in the second half of the year. In Home we see potential for growth in the middle market. We are developing a new stand-alone Home concept store 'Marks & Spencer Lifestore'. The first will open in spring 2004 at the Metro Centre in Gateshead. The operational review, starting over the page, includes more detail on all of these initiatives.

In the coming year we will also focus on ways to run our business more efficiently. Work continues in the supply chain and we are targeting improvement in the Clothing primary margin of 1% per year for the next three years. In logistics, we will implement our announced plans to reduce our contractors from four to two, delivering annual savings of approximately £20m.

In addition, we are currently working on a programme to improve the service in our stores – by ensuring we are available for our customers when they need us most – and to encourage new ways of working across the business. The change in culture taking place in the Group is reflected in our forthcoming relocation to a new network of offices across the country, in particular our move to the new head office in London's Paddington Basin in spring 2004.

In conclusion, we are pleased with a year in which we made further progress in winning back our customers and in building a platform for future growth. We gained market share, improved our profitability and demonstrated some of the potential for new areas of our business. But we know we have more to do and further opportunities to attract our customers to shop with us. We also know we can create a more efficient business, which will underpin our performance in a more testing market as we invest in the future development of the Group.



**Roger Holmes** Chief Executive


From summer linens
to fresh cherries, from
kitchenware to financial
products, Marks & Spencer
offers customers quality
at affordable prices.

# always something new in store


more

# The year in review

**Clothing**

Focusing on quality and appeal
Our Clothing business grew by 10% last year and we enjoyed significant gains in Womenswear, Menswear and Lingerie. This increased our leading UK market share by 0.7% to just over 11% (source: Fashiontrak). We were particularly pleased to have gained market share among men and women in the over 30 age group (source: Fashiontrak). This progress was the result of further improvement in all aspects of the quality, appeal and display of our products.

We grew ahead of the market until the fourth quarter, during which time we performed in line with the clothing market. Our fourth quarter was affected by a combination of the relative underperformance of our Greater London stores and our women's formalwear ranges. On the latter point, we are building this learning into our ranges for the autumn.

On the other hand, casualwear performed particularly well throughout the year. Our growth has been driven by strong product in our core ranges and collection-led displays of key fashion looks.

Key looks and more choice in Womenswear
Womenswear grew the fastest and gained the greatest market share of all our areas of clothing. This was a reflection of the progress made in offering both the key looks of the season and attractive core ranges, and our ability to change and refresh ranges more frequently. In the last year we introduced one new collection almost every month. At *Vogue*'s suggestion, we agreed to sponsor their special March 2003 supplement, a genuine acknowledgement of how far we have come in re-establishing our style credentials.

The launch of per una with George Davies in October 2001 was the start of us segmentating our Womenswear offer. per una has continued to grow strongly in the past year, generating wide appeal, which was driven by the frequent change in product.

Our core customers spend £1bn a year on sportswear and to date little of it has been spent with us. Recognising the opportunity presented by this large and growing market, we acquired the View From performance sports brand from former Olympic athlete Brendan Foster. In September 2002, we introduced it into 120 of our stores, endorsed by well-known personalities such as Darcey Bussell, Jason Robinson and Ellen MacArthur. At the same time, in 50 stores, we launched Plus, for women up to size 28 and will be extending it to 75 stores by the autumn.

We have now developed our segmentation strategy further. In February 2003, we unveiled Limited


great clothes for
every occasion

With new collections regularly throughout the year in our Womenswear ranges, there's always something for everyone at Marks & Spencer.

Collection, aimed broadly at the smart-casual market. It offers modern essentials that look as good in the office as they do on an evening out. We refresh the collection frequently, hence its 'limited' nature. Currently available in 50 stores, we aim to extend it to a further 25 in the autumn.

Style through innovation
Our Clothing business has a proud history of innovation, and within each area we set quality targets to achieve at least two fabric and two garment innovations a year. Last year we created the machine-washable crinkle blouse, which has become a key look for the spring season and is easy to wash and dry, and our new easy-to-iron 100% linen. The targets also led to technological innovations such as Clean Edge technology, which we developed with an Italian fabric supplier. Unique and exclusive to Marks & Spencer, Clean Edge eliminates the need for stitching on collars, cuffs and buttonholes. We also developed the Cotton Tech shirt, described in more detail in our next section, Menswear.

Realising opportunities in Menswear
Blue Harbour has delivered on its promise of offering fresh and relaxed casualwear inspired by the cold crisp waters and blue skies of the USA's East Coast. New collections introduced last year have kept the offer exciting and contributed to a growth of 1.3 percentage points to 8.5% in our share of the men's casualwear market in the year to March 2003. Blue Harbour is now estimated to be the leading men's casual clothing sub-brand in the UK (source: Fashiontrak). Our share of this market still remains lower than our formalwear share and so we are planning to move to the next stage. This autumn, we will launch 'Sp' into 200 stores, a new range of casualwear that will have a distinctively different look. It is aimed at the 'dads who are still lads at heart' and who are looking for a more urban contemporary range.

Other areas in Menswear that achieved particularly good sales growth were underwear, accessories and footwear. More contemporary and appealing shapes and presentation helped underwear, with new ranges such as Urban Survival, while in accessories we increased our range, and enjoyed improved sales in the run up to Father's Day and Christmas. In footwear we upgraded the quality and style of our Italian leather shoes, and introduced the Airflex shoe, with its innovative air system offering enhanced cushioning and comfort. Cotton Tech shirts were another key innovation unique to Marks & Spencer. Developed with our suppliers, they are 100% cotton shirts that stay smart all day. We were delighted that one of our major innovations two years ago, our machine-washable suit, this year won the Queen's Award for Enterprise. It is one of our best selling suits.

Working hard to regain market share in Childrenswear

We continued working hard to regain market share in the increasingly competitive childrenswear market. ZIP, our newly-structured business for sourcing our Childrenswear, suffered teething problems, which in hindsight we can attribute to changing too many things at once. With everyone working hard to implement the changes, we lost focus on the end result, and consequently product appeal waned, sales suffered, and we reduced stock to clear it. We are continuing to develop the best elements of the ZIP model of in-house design and direct sourcing from key suppliers, but now vary our method of buying whenever appropriate. Apart from schoolwear, we will not be selling daywear for the 13+ age group from September 2003. This will allow us to increase our displays and choice for our core children's ranges.

We have been focusing on improving the design of our products, with some notable pockets of success, such as schoolwear, and the DB07 David Beckham range, which has exceeded all sales expectations. The range plans two major and two smaller launches each year for three years and is now broadening from its original sports-based look to include fashion items.

Our priority remains to develop quality clothing 'designed for kids, trusted by mums' – clothing which will appeal to children, but at the same time embrace the safety and style concerns of their parents. Our focus is now back on the design process and on product quality, the keys to the recovery of our business.

Lingerie for all shapes and ages

Lingerie performed well over the year and we can illustrate how we have been winning back market share by looking at the work we have done on bras. Having dipped

# fresh, alive and relaxed

Casualwear for weekends, sports clothes for the gym, durable suits for the office... Marks & Spencer offers men well-made, stylish and comfortable clothing.



to a market share of 27.3%, we are now back to having over 30% of the bra market (source: Fashiontrak). We looked at the balance of our bra ranges, looking for gaps in what we were offering, and created new products, sizes and collections, replacing duplication with choice. This brought us into some of the fastest growing markets such as large sizes and 'smoothline' bras. In spring 2003 we also launched the 'angel' range that offers a complete bra wardrobe for first-time wearers, which has been endorsed by the children's charity Kidscape. We also widened our price band by lowering our opening price in some of our lines and now offer what we believe to be the best value on the high street.

We are regaining market share in matching sets and knickers as well. We set out to cater for all ages and price levels, aiming to appeal to everyone. We now display by shape rather than price, and retain our price tiering within the different shape displays. As the lingerie market generally is becoming more stylish, we are responding, with collections like 'Wild Hearts' and 'Salon Rose', which incorporate fashionable shapes such as the low-rise short and exquisite detail such as chantilly lace. We will be using press advertising this year to promote our fashionable and desirable lingerie and to increase our appeal to younger customers.

Successful initiatives in Beauty

Product development was key to a successful year in Beauty, and we are now developing ranges to complement our existing Marks & Spencer sub-brands. Following a successful launch of Blue Harbour men's fragrance, we are now launching View From men's toiletries. Our major launch for women this year, in May 2003, is Autograph, a range of sophisticated, premium cosmetics.

Last summer, we launched a successful campaign offering samples in store, which over the year led to more than four million women having the opportunity to try our products before buying. This led to a sales uplift for our Formula skincare range, and the campaign brought many new customers to Beauty. Next year our sampling campaign will also include cosmetics, toiletries and haircare.

Striving for efficiency in our clothing supply chain

The supply chain was one of the original strengths of Marks & Spencer

## quality clothing – designed for kids, trusted by mums



For cool and stylish kids, clothes that deliver great quality and value. Our DB07 range, designed in collaboration with David Beckham, hits the target.

and the foundation from which we developed our 100% own brand policy. We have been driving efficiency in this area and as reported in previous years, to remain competitive, we have been working with our suppliers to relocate much of our manufacturing abroad and consolidate our supply base. This work, over time, has enabled us to offer our customers a combination of better quality products, delivered faster to market, at lower costs, in that order of priority. In the last year, we have further improved the quality, desirability and availability of our products and at the same time achieved a further 1.3 percentage point improvement in our Clothing bought-in margin.

However, these initiatives bring new challenges as, with our suppliers, we now manage a complex international supply chain involving 650 factories worldwide, and multiple routes back to the UK. By its very nature, this chain presents many opportunities for improving efficiency and we have embarked on an end-to-end supply chain review. This will streamline our worldwide logistics operations with a view to realising these efficiencies and creating real competitive advantage.

As part of the first phase of this efficiency drive, in March 2003 we announced we would be reducing our logistics contractors for UK warehousing from four to two. This decision incurred an exceptional cost of £36.3m in the year 2002/03, but is expected to generate annual savings of £20m. We are also in discussions regarding acquiring the warehousing properties, with a view to providing greater operational flexibility.

Our priority is to maintain the quality of our fabrics and clothes wherever they are manufactured. To support this objective, we have established 'quality' audit teams in Morocco and Sri Lanka, and will introduce them over the coming year in China and Turkey, and all our main centres of manufacturing.

We now use a combination of independent and our own audits, to ensure each supplier meets our Global Sourcing Principles, which require them to comply with all relevant local and national laws regarding pay and employment practices. These also ensure our suppliers are working towards the internationally recognised standards promoted by the Ethical Trading Initiative (ETI), of which we are a leading member.

## lingerie heaven

From fashionable new ranges to wardrobe basics, our lingerie offers something for every age, price level and occasion.



## Food

### Continued growth in our Food business

Our Food business again grew strongly over the year, with sales increasing on a like-for-like basis by 3.7% (adjusted for the impact of no Easter this financial year compared to two in the previous year, the underlying increase was 4.4%). Our total sales growth was 5.1% in a market that has itself grown by around 3%.

In this review we examine our ambitions to continue this growth. Given the potential changes in the UK grocery environment, it's worth first examining the key strengths of Marks & Spencer within this market. Research shows we are a small but very important part of our customers' food shopping – most of our sales come from customers who buy more of their food from other mainstream grocery retailers. They use Marks & Spencer as well, because they know we offer high quality, trustworthy food and plenty of new ideas. As such, we are part of their shopping repertoire. To give them good reason to keep visiting, we need to be the 'best by miles at special food', and as the chart below shows, our customers think we are.

### A passion for quality

Our customer surveys also continue to rate us more highly on quality, innovation and trust than other retailers. To secure this position, we introduce 1,000 new food lines each year, and improve 1,000 others. To give an example of this quality and innovation, last October we renewed our entire range of Indian foods which enabled us to improve their sales by 26% in the second half of the year, compared with the same period last year. Because of the volume of Indian prepared meals we sell, and the strong relationships we have with our suppliers, we've been able to develop a new large-scale preparation process that replicates authentic cooking methods, and our suppliers have created a new roasted spice blend, unique to Marks & Spencer. These innovations, combined with the recipes of our award-winning consultant chef, Atul Kochhar, mean we are offering the most authentic pre-prepared meals currently available.

What's more, because everything we sell is our own brand, we can control all the ingredients and make sure they meet our exacting standards. For example, in our Indian range we use chicken breast meat only, fresh not frozen. Our obsession with high standards means we are able to offer quality unmatched in the UK. This was endorsed when we won 11 of 23 awards in the 2002 Quality Food and Drink Awards, our industry's most prestigious awards, including the Gold Q award for our Chicken Achari dish for best overall product.

Having nearly twenty years ago established the market for prepared salads, we continue to grow strongly in this area. We maintain market leadership in tray and bowl salads through having the largest range on the high street. We always offer new choices for the customer, whether a simple new side salad, Caesar salad with reduced fat dressing, or a salad meal such as Tuna Niçoise. We have also launched new ranges of traditional meals, pies and Italian dishes, as well as oriental meals from many different regions. In customers' minds, these special categories of food set us apart from other retailers. Focusing on their development is how we are tempting our customers to visit more often, and pick up more when they do, so helping us grow our Food business and market share.

### Convenient locations

Another component of our Food growth strategy is to make our products available to more customers, which we plan to achieve by opening more of our new Simply Food stores, and our larger, neighbourhood Food stores. Simply Food stores are smaller units of between 1,500 and 7,000 sq ft of sales floor, located close to where our customers live and work. We have opened 12 in the year to March 2003, which, together with three of our newly opened larger neighbourhood Food stores and extensions to existing food halls, increased our food space by around 90,000 sq ft. Since then, we have opened an additional five stores, giving us a further 25,000 sq ft

**Customer perception of 'special' nature of our food** (Source: Millward Brown)


%
100
80
60
40
20
0
Marks & Spencer
Other major food retailers
2001
2002
2003



Summertime, wintertime, anytime – customers trust Marks & Spencer to come up with new choices and bright ideas. That's why we introduce over 1,000 great tasting new food lines every year – available in the Food Hall, at Café Revive, or from our increasingly popular Simply Food stores.

# summertime and anytime




MARKS & SPENCER
love

count on us...
CHICKEN & MUSHROOM STROGANOFF
New

MARKS & SPENCER SIMPLY FOOD



# reasons to be cheerful

When it comes to celebrating, there are lots of reasons to be cheerful at Marks & Spencer. From Christmas puddings to specially packaged Valentine's Day meals we have the right product for every occasion.

of Food sales space. Our trial Simply Food stores were in the London area, but our expansion will also be regional, and we have now opened stores in the Midlands, the North-West, Yorkshire and Scotland. Beverley, Ripon, Lichfield and London's Green Park have recently opened and are trading well.

We also announced an extension of our franchise agreement with Compass Group, to place Simply Food stores in railway stations, some of the busiest locations available in the UK. The agreement is to open up to 40 stores over the next three years, and by the end of June, we will have opened seven. In total we plan to open 150 Simply Food stores by the end of financial year 2005/06. Whilst operating these smaller stores presents new and different challenges, they currently deliver sales in excess of our average return per square foot for Food.

Special foods, special occasions
We retail approximately one tenth of the number of lines stocked by supermarkets, but we hold a leading position in the types of foods that we offer. Food designed for special celebrations is one of these, and one of the fastest-growing sectors of the market. Concentrating on Christmas, and other key events, is a further element to our growth strategy. Our market-leading Christmas ordering service was well received, customers having the opportunity to pre-order 52 different products. Sales grew 40% on last year, despite competitors launching similar services. We processed 290,000 orders in the final three days of Christmas trading, an average of nearly 1,000 a store. For next Christmas we are investing in systems to allow us to grow further, whilst addressing the challenges of queuing and availability at the appointed time.

As some customers shop with us only on certain occasions, we try and make the most of their experience with us to ensure they come back to shop for all their special celebrations. Valentine's Day is one such occasion, where we pulled Food, Home and Beauty products together within one display to present Marks & Spencer as the place to shop for special occasions. We also provided a uniquely packaged Valentine's evening meal.

Successful TV advertising
In July 2002, we ran our first major Food TV advertising campaign, which was successful in promoting a wide selection of our foods. One of the highlights offered our customers the juiciest and sweetest cherries available. This is the result of work with our cherry growers on a handling and shipping process, which allows us to leave the cherries on the tree until they are perfectly ripe. We now have a leading 20.5% share of the UK cherry market. With New Year's resolutions in mind, 1 January 2003 was an appropriate time to announce the relaunch of our Count on us... range and again, we used TV advertising. The integrated campaign also featured radio promotion, press coverage, plenty of in-store displays and a four for three offer. This led to a 23% sales increase over the month of January, compared with the same period last year.

Close relationships with food suppliers
Trust is another key point of difference between retailers, and our customers also rate us highly on this. We are able to maintain this position through close and long-term relationships with our suppliers. We co-ordinate a number of initiatives to ensure our suppliers have a voice, and we review suppliers' views on the way we do business through an annual, confidential survey.

We buy our produce in a different way to other retailers. As we are 100% own brand, we can control quality, animal welfare and food safety from farm to store. For example, with our processor partner Scotbeef we are committed to the development of the Scottish beef industry, and 1,200 farmers have invested in their animal husbandry and their staff to ensure sales to Marks & Spencer. Through this partnership, we are able to use Scottish beef in many prepared formats like pies and burgers, and are the leading seller of Aberdeen Angus beef in the UK.

We were also pleased this year to succeed in our commitment to sell only free-range eggs, which includes all those used to make the more than 1,000 prepared foods we sell with eggs as ingredients, like quiches and cakes. This was one of the factors which led to our award of Compassionate Supermarket of the Year 2002 from the Compassion In World Farming organisation. In addition, we are a leading food retailer in terms of not selling fish from the world's 20 most depleted stocks according to the Marine Conservation Society. We sell as many as we can of the suitable species certified as sustainable by the Marine Stewardship Council. We were also pleased to have Friends of the Earth rate our actions on pesticides as ahead of all other UK retailers.

Long-standing supplier relationships, and being 100% own brand, also enable us to make significant improvements to our distribution chain in relatively short time frames. For example, this year and next our 3.5 million plastic food delivery crates are being fitted with a radio-tagging system to provide us with detailed stock and production information. This is the world's largest supply chain application of this technology, and its use will not only reduce wastage, but also lead to even fresher food in stores. Following this success the DTI have chosen to grant Marks & Spencer funds to research and develop the technology further, by applying it to individual garments in our clothing supply chain.

### Refreshing food halls

In another investment helping to maintain the quality of our food, we are two years into our five-year plan to fit £40m worth a year of the most up-to-date refrigeration equipment, as part of our store renewal programme. Our in-store bakeries are another feature of this renewal programme and, including those opened at new food only stores, we've opened a further 55 this year. This has fuelled customer demand for fresh baked bread and pastries, while continually introducing new products has helped us increase market share in speciality breads and rolls. At the same time we have removed our butchery counters, as we are able to offer better quality and value by pre-packing our meats. Our Café Revive coffee shops continue to increase in popularity. As at March 2003, we had 141 coffee shops in stores, serving an average of 600,000 customers a week which makes us one of the leaders in the coffee shop market.

## passionate about quality

A passion for quality and high standards, a determination to deliver authentic prepared meals... Marks & Spencer won 11 of 23 awards at the 2002 Quality Food and Drink Awards, including a Gold Q award for our Chicken Achari dish for best overall product.




feel the
difference

Whether choosing furniture, bed linen or kitchenware, we're making it easy to fill your home with stylish products.

### Home

**Developing our Home business**

Like our Clothing business, Home offers aspirational quality and style at affordable prices. Our sales figures of £403.2m (inc. VAT), an increase of 8.0% on last year, show our business is already strong in its own right. For the year to March 2003, we continued to take the business forward with particularly good sales in furniture, where we offered a more co-ordinated look and a large improvement in sales of kitchenware where we extended our product range. Our bedding and bath product ranges performed well and we are now a leading provider of home textiles. We also added to our collections of seasonal products such as garden furniture.

We increased the Home presence on the Marks & Spencer website, adding a full online Gift registry service in February 2003. Our catalogue and website now combine to account for 16% of Home sales, with more emphasis on larger items. Unlike the clothing market, the home furnishings market is fragmented, with many independent operators and no one retailer with clear authority or leadership position. We see the combination of our current market share of just under 2% (source: Verdict/GFK/Mintel) and a growing home market as offering us significant potential for growth.

In March 2003, Vittorio Radice, who has a successful track record in retailing and strong background in the home furnishing industry, joined Marks & Spencer to lead this growth programme. His team is already working on plans for creating an innovative shopping environment, and new product ranges that reflect the lifestyle of the modern consumer as well as developing new ways of retailing.

As a result, we will be testing a new stand-alone Home concept store 'Marks & Spencer Lifestore' in two locations, the first of which will open at the Metro Centre, Gateshead in spring 2004. We have appointed the leading architect John Pawson, to help design this new store which will include a full sized house showcasing our new range of products. At the same time we will also be re-launching our Home catalogue.

We recognise that our customers use a mixture of sales channels to arrive at their final purchase. With our new larger stand-alone stores, new catalogue and online shopping, we feel we have the strategy to ensure that our Home offering is more accessible and attractive to more customers, so enabling us to build market share.

## Financial Services

A credit card and loyalty programme combined

During the year, we have been repositioning our business and preparing it for future growth. Over 70% of our store card customers are in the most active age group for credit card use, so since September we have been piloting a new credit and loyalty card. The key measures we assessed were the take-up of the new card, average balances, the number of new cardholders, propensity to borrow, card penetration and incremental sales. On each of these measures, the pilot was successful. Therefore, we are progressing with the necessary commitments for a national roll-out in the second half of the year.

*Improved performance*

In what has been a very challenging market environment for financial services providers generally, we have performed well. Operating profit moved marginally ahead to £86.4m, after absorbing £25m of infrastructure and development costs in connection with our card scheme pilot. The underlying operating profit excluding these costs was £20.2m ahead of last year, despite a reduction in Chargecard use. This performance was helped by our determination to become more efficient and we exceeded our targets, reducing operating costs by nearly 20%. Bad debts also reduced, reflecting tighter management and last year's changes to our write-off methodology.

Financial products that meet our customers' needs

It was a busy year for our protection products, with launches of pet, wedding and travel insurance all well received by customers, and a trial of motor insurance due to start in the coming year. We integrate the marketing of our insurance with other parts of the store where appropriate; for example, promoting our policies alongside pet foods, holiday luggage and our wedding Gift Registry service. In a very difficult period for world stockmarkets, our investment products also fared relatively well, with sales, especially of our High Income Fund, bucking the general downward market trend.

We have increased profits from our loans this year by reducing both our costs and the number of defaulters. We plan to increase sales in future simply by keeping interest rates low to attract sales volume, but not at any cost. Our thorough credit scoring processes aim to ensure we sell only to people who can afford to take on loans and credit. In addition, we are a major sponsor of the Money Advice Trust, which offers free advice to people facing financial difficulties.

## Stores and People

Always looking to improve our customers' shopping experience

Having trialled a new concept for the look of our stores in 2000/01, we started a programme in summer 2001 to renew our stores to create a lighter environment for our customers. This programme is now over 90% complete, with the balance scheduled for the autumn. This year we have invested £41m in store renewal and will now maintain a continual programme of improvement. Our customer research has shown us that the improved layout and look of the stores enhances our customers' shopping experience.

# new ideas to meet customers' needs

After a successful pilot scheme to test a credit and loyalty card, we are preparing to extend the programme around the UK, to add to the range of financial products and services we are able to provide our customers.


more
5299 0000

We were delighted this year to win Retail Week's 2003 UK Large Store Manager of the Year Award, with Stuart Cavallaro from our Bradford store beating off competition from all major retailers. We have revised our store management structure to the point where we have a manager on the ground in every store, with clear responsibilities and accountability. Each is now supported by a field-based area management team offering the benefit of both internal and external experience. This brings us in line with leading industry standards, and provides a basis for further improving customer service, leadership and overall store standards.

The Group communicates formally with colleagues through Business Involvement Groups (BIGs) based in every store and business area, in which representatives, elected by their peers, contribute ideas, share knowledge and discuss issues that affect their working lives. There is an area and national structure to the BIGs, with the national forum being chaired by the Chief Executive.

Through recruitment and training we have added to our visual merchandising teams, and these have been emphasising the importance that inspirational displays play in improving sales. Their task this year will be to pass on their skills throughout our store network. We've also been researching how we should invest in improving the location of our fitting rooms and the customer service within them.

We spent much of the year planning more efficient ways to improve our customer service, and will be putting these in place over the coming year. Regarding the correspondence we already receive from customers, there has been a rise in the ratio of general enquiries to complaints. Also, far more customers now contact us by telephone than by writing, and we are able to resolve customers' issues in an average of three days, a marked improvement on previous years.

In an innovation designed to further improve customer choice and service, we've been experimenting with self-checkout tills (SCOTs) in the food halls of three stores. These tills were the first of their kind in the UK, and allow shoppers to scan their own purchases and pay for them. The trials were a great success, offering customers more choice and allowing staff to deal with other service issues around the stores.

In another change related to tills, Marks & Spencer is a leading member of the 'Chip and PIN' programme, which brings together banks, building societies and retailers to tackle the growing problem of credit and debit card fraud. In a trial throughout Northampton starting in Summer 2003, cardholders will authorise their purchases with a Personal Identification Number (PIN) rather



## always a welcoming environment

Creating light, open and inviting stores is just one part of our drive to constantly improve service standards – with renewed stores, displays and layouts and trials of new checkout technology underway.

than by signing. The intention is to introduce the scheme nationally once all the technology has been tested in use.

Our stores also have a special role to play at Christmas, creating the 'magical' look central to our success over this trading period. This Christmas, colleagues modelled our latest clothing ranges and offered food tastings with such success that we are continuing these activities throughout the year. We also offered younger shoppers the opportunity to meet Santa for free, and enjoy games and songs with him. Parents were allowed to look on secretly through mirror glass, having failed the 'have you been good?' test, which, of course, all children passed with flying colours. We supported the Christmas in-store displays with another successful Christmas advertising campaign featuring stars that shop at Marks & Spencer, such as David Beckham, Denise Van Outen, Ronnie Barker and Joan Collins.

We started an 'outlets' business three years ago to satisfy a growing consumer demand for these stores. It allows us to sell some of the excess stock we generate by being the UK's largest clothing retailer, but in settings where we can maintain the qualities associated with our brand. We currently have 13 outlets with a further seven planned, and in every outlet centre we are the main reason people visit and the number one retailer in gross sales.

Moving our head office

The changes in management structures and communication with colleagues reflect a culture change throughout the Group, which is aimed at keeping us at the forefront of our industry. We want to work from offices that reflect this culture change, and also help us move it forward. In spring 2004, as reported in previous years, we will be moving our administrative offices to a network of locations. This includes making fuller use of our IT centre at Stockley Park, Middlesex, a new service centre in Salford Quays, Manchester and the move of our Baker Street head office to a new location in Paddington Basin. The new building in Paddington is contemporary, open-plan and welcoming, and offers us the flexibility to cope with changing business conditions and practices as well as future technological developments.

### International

By working closely with local franchise partners we maintain a chain of 152 stores in 26 different countries. Here we are able to tailor our offering to the needs of different consumer groups, with the help of local knowledge. This year has been a good year for growing sales and profit, particularly in Cyprus, Greece and Turkey, helped by stable economic conditions and improved product availability. We also maintain 10 of our own stores in Hong Kong, where improved efficiency has helped us return a profit this year. Sales for these Marks & Spencer branded international retail operations (our stores in the Republic of Ireland and Hong Kong and our franchise operation) increased by 7.3% (6.9% at constant exchange rates) to £391.2m and operating profit increased by £14.9m to £35.6m.

This time last year, we were negotiating the sale of our Kings Supermarkets business. We terminated negotiations with D'Agostino Supermarkets in November and since then we have focused on improving the performance of the business, which had suffered due to the uncertainty around the sale.

### Additional financial information

During the financial year, 44,894,601 ordinary shares (representing 2.0% of issued share capital) were purchased in the market at a total cost of £141.7m, at a weighted average price of 316 pence; and 225,383,628 B shares were redeemed at par. Following this redemption, 168,819,801 B shares remain in issue.

Pensions

The FRS 17 valuation of the Group's UK defined benefit pension scheme at March 2003 revealed a deficit of £1.2bn (last year £0.4bn). Under FRS 17, this deficit is disclosed in a note to the Annual Report and Financial Statements, although we are not yet required to account for it on the balance sheet. The pension scheme has a positive cash flow which is expected to continue for some time as the Group's contributions to the scheme, together with investment income, are greater than the annual payments to pensioners.

The Group's actuary last reviewed the funding position of the scheme in March 2001. However, in the light of recent falls in the value of equities, we have decided to bring forward the next formal actuarial valuation of the pension scheme, which was planned for March 2004. This will allow us to make an earlier informed decision as to the contribution level and asset mix going forward. We recognise that this is likely to require increased funding.

### Corporate Social Responsibility

Our responsibility to society

Corporate Social Responsibility (CSR) is a commonly used expression these days to describe the standards of behaviour expected of companies. At the same time as this Annual Review, we publish our first CSR Review, setting out our philosophy, principles, progress and aims in this area.

We believe our approach to CSR is fundamental to our business. It is not, and never has been, an 'add-on' for us, but an integral part of the way we operate. Under our philosophy of helping others to help themselves, we try to act as enablers – whether helping shoppers make informed choices, or building mutually beneficial relationships with suppliers, shareholders and communities.

Our principles in action
We have set out our CSR issues under three basic principles. We will:

- take care and act responsibly in delivering high quality products and services;
- create great places to work; and
- help make our communities good places in which to live and work.

In three sections based on these principles, our CSR Review describes the subjects our stakeholders have told us are important to them, and looks at our progress. Over the next few years we aim to measure our performance in all three areas. In many cases we are already doing so.

Principle one: take care and act responsibly in delivering high quality products and services
We recognise that when we make a profit we also accept a responsibility. Our aim is to achieve the best quality and value for money we can, but balanced with the social, environmental and animal welfare effects of our activities. Our review looks at what we are doing in terms of product safety, sustainable raw materials, animal welfare, responsible financial services, reducing waste and conserving energy and water.

Principle two: create great places to work
This year, following a wide range of consultation projects, our colleagues throughout the business told us what a 'great place to work' needs to offer: working as a valued member of a close-knit team, who get results and enjoy each other's company; communication and consulting; reward for superior results, and the development of skills. These now form the basis of the policies we apply across Marks & Spencer.

But they are also an aspiration we have for suppliers, franchisees and other business partners. We believe this approach creates shared benefits for the company, employee and society as a whole. In our CSR Review we describe how we are working with our employees as well as business partners within the Ethical Trading Initiative.

Principle three: help make our communities good places in which to live and work
As a major retailing presence in the UK and Ireland, Marks & Spencer stores provide employment as well as a wide range of products and services, and often act as an important part of the fabric of many high streets. Retailing depends on economically healthy and sustainable communities. Our CSR Review outlines our community involvement and how we go about being a good neighbour.

CSR in the future
We like to think that simply by choosing to shop at Marks & Spencer, customers will have the ultimate say in how well we carry out all our social responsibilities. We also see it as part of our job to anticipate our stakeholders' expectations and, wherever possible, exceed them. Publishing our first stand-alone CSR Review is part of this process.

To view the CSR Review, please visit www.marksandspencer.com/thecompany


MARKS & SPENCER
Review 2003

# our responsibility to society

We believe our approach to CSR is fundamental to our business and an integral part of the way we operate. Under our philosophy of helping others to help themselves, we try to act as enablers.

# Board members



**Luc Vandevelde** Chairman ◇
Appointed in February 2000. Age 52. Born in Belgium, Luc worked for 24 years with Kraft General Foods where he became Chief Executive Officer of the French and Italian operation. He joined Promodes in 1995, as President and Chief Operating Officer and latterly became Chairman. He built Promodes into an international retailer with operations across Europe, Asia and South America and merged Promodes with Carrefour in 1999. He is Managing Director of Change Capital Partners, a private equity fund.



**Roger Holmes** Chief Executive
Appointed in January 2001. Age 43. Roger joined the Company as Managing Director and became Chief Executive in September 2002. He was previously with Kingfisher where he was Chief Executive of the electrical sector and a main board director. In 1994, he became the Finance Director of B&Q and, three years later, he transferred to Woolworths as Managing Director. Prior to that, Roger had spent seven years as a strategy consultant for McKinsey and Co., latterly as Principal, specialising in retail and consumer goods.



**Alison Reed** Chief Financial Officer
Appointed in July 2001. Age 46. A Chartered Accountant, Alison joined Marks & Spencer in 1984 from Touche Ross & Co. and, following a wide range of financial and commercial roles, including commercial executive in the Home division and divisional director of logistics, she was appointed Group Financial Controller in 1996. Alison is a non-executive director of HSBC Bank plc, a position she has held since 1996, and a Trustee of Whizz-Kidz.



**Laurel Powers-Freeling** Director. Chief Executive of Marks & Spencer Financial Services
Appointed in November 2001. Age 45. Previously Managing Director at Lloyds TSB which she joined in 1994 as Group Finance Director for Lloyds Abbey Life rising to Director of Finance and Retail Development within UK Retail Banking. She began her career with McKinsey & Co., moving then to Morgan Stanley and on to Prudential plc. Laurel is a non-executive director of the Bank of England.



**Justin King** Director, Food
Appointed in September 2002. Age 41. Justin joined the Company in March 2001 from Asda/Walmart where, following roles in Trading and Human Resources, he became Retail Managing Director of Asda Hypermarkets. From 1990 to 1994, he led the UK launch and development of Haägen Dazs as Managing Director. Previously, he worked for Pepsi International where he was based in the Middle East having moved from Mars Confectionery where, between 1983 to 1989, he held positions in Production and Sales.



**David Norgrove** Director, Clothing, Outlets and International
Appointed in September 2000. Age 55. David joined the Company in 1988 and, following a wide range of commercial and strategic roles, was appointed to the Board. David's previous appointments include Private Secretary to PM Margaret Thatcher, Assistant Secretary in HM Treasury and a position at The First National Bank of Chicago. He is Governor of the National Institute of Economic and Social Research Inc. and a non-executive director of the Strategic Rail Authority.



**Vittorio Radice** Director, Home
Appointed in March 2003. Age 45. In March 2003, Vittorio joined the Company from Selfridges where he had been Managing Director and Chief Executive since March 1998. Prior to joining Selfridges, he was with Habitat, initially as Buying Director of Habitat International and, subsequently, as Managing Director of Habitat UK. He is a non-executive director of Abbey National plc and Shoppers Stop India.



**Brian Baldock CBE** Senior Independent Director
○□◇ (Chairman)
Appointed in October 1996. Age 68. Non-Executive Chairman of the Company from June 1999 to February 2000. Currently, Chairman of Sygen International plc. Other appointments include Chairman of Wellington Pub Company plc and First Artist Corporation plc. He is Chairman of Mencap, a past Chairman of The Lords Taverners, a Fellow of the Royal Society of Arts, a Companion of the British Institute of Management and a Fellow of The Chartered Institute of Marketing.



**Jack Keenan** Non-Executive Director ○□◇
Appointed in September 2001. Age 66. Jack, currently Chief Executive Officer of Grand Cru Consulting Ltd, was previously Deputy Chief Executive Officer of Guinness UDV and a board member of Diageo plc until 2001. He is also a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. Jack is the Patron of the advisory board of the Centre for International Business and Management at Cambridge University.



**Kevin Lomax** Non-Executive Director ◇○ (Chairman)
Appointed in September 2000. Age 54. A founding member of Misys in 1979, Kevin became Non-Executive Chairman from May 1980 until June 1985 since when he has been Executive Chairman, leading Misys through a period of significant growth. He has wide-ranging experience of the industrial sector, including previous executive positions with Hanson plc, Wellman Incandescent Ltd., the Central Trading Group plc and STC, and is also a director of the Royal Opera House.



**Paul Myners** Non-Executive Director ○◇
Appointed in April 2002. Age 54. Paul is Chairman of Aspen Insurance Holdings Ltd. and Guardian Media Group plc and a non-executive director of the Bank of New York and mmO2. He was previously Chairman of Gartmore Investment Management Ltd. Paul is a member of the Financial Reporting Council and a Trustee of Glyndebourne and Tate.



**Dame Stella Rimington DCB** Non-Executive Director
○◇□ (Chairman)
Appointed in January 1997. Age 67. Dame Stella's career with the Security Service spanned 27 years. She was the first woman to be appointed Director General of MI5 and the first person in that position to have her name made public. She is a non-executive director of BG Group plc and has recently been appointed to the Government's Archives Task Force.



**Graham Oakley** Group Secretary and Head of Corporate Governance
Appointed in August 1997. Age 46. Graham qualified as a Solicitor in 1982 and began his career with the Navy Army Air Force Institute (NAAFI). In 1985, he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990 and Company Secretary in 1997. In September 2002, a new Corporate Governance Group, including secretariat, legal, audit and risk, insurance, pensions, senior remuneration and senior succession, was formed.

○ Audit Committee
□ Remuneration Committee
◇ Nomination Committee

# Summary reports

The Summary Financial Statement on pages 21 to 25, the Summary Remuneration Report on pages 26 to 28 and the Summary Directors' Report on this page are summaries of information contained in the Annual Report and Financial Statements. The aim is to provide shareholders with the key financial information in a clear and concise manner. For this reason, the Summary Financial Statement does not contain all the information to give a full understanding of the results of the Group and state of affairs of the Company and the Group.

The Directors' report, the full accounts and the Auditors' report on those accounts, which is unqualified, are contained in the Annual Report and Financial Statements 2003. Copies may be obtained free of charge from the Company as noted on the back cover.

## Summary directors' report

**Principal activities** The principal activities of the Group are Retailing and Financial Services.

Financial Services includes the operations of the Group's retail financial services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions.

**Review of activities and future developments** A review of the Group's activities and of the future development of the Group is contained in The Year in Review on pages 5 to 18.

| **Dividends** The directors have declared dividends as follows: | £m |
|---|---|
| **Ordinary shares** | |
| Interim paid, 4.0p per share (last year 3.7p) | **91.8** |
| Proposed final, 6.5p per share (last year 5.8p) | **147.4** |
| **Total ordinary dividends**, 10.5p per share (last year 9.5p) | **239.2** |

The final dividend will be paid on 18 July 2003 to shareholders whose names are on the Register of Members at the close of business on 30 May 2003.

**Directors** Current members of the Board are shown on page 19, with details of membership of principal Board committees.

Justin King and Vittorio Radice were appointed as executive directors of the Company on 1 September 2002 and 3 March 2003 respectively. Alan McWalter retired from the Board on 10 July 2002. On 2 April 2002, Paul Myners was appointed non-executive director of the Company. Tony Ball retired from the Board on 4 September 2002.

## Summary Corporate Governance

The Group is committed to high standards of Corporate Governance and complies with all the provisions of the Combined Code. A detailed statement of how the Group applies the principles is set out in the Annual Report and Financial Statements.

## Annual General Meeting

The AGM will be held at 11.00 am on 16 July 2003 at the Royal Festival Hall in London. The Notice of Meeting (together with explanatory notes) is given in the booklet which accompanies this report.

## Auditors' report

**Auditors' report to the members of Marks and Spencer Group p.l.c.** We have examined the Summary Financial Statement of Marks and Spencer Group p.l.c.

**Respective responsibilities of directors and auditors** The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the Annual Report and Financial Statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**Basis of opinion** We conducted our work in accordance with Bulletin 1999/6 'The auditors' Statement on the Summary Financial Statement', issued by the Auditing Practices Board for use in the United Kingdom.

**Opinion** In our opinion the Summary Financial Statement is consistent with the Annual Report and Financial Statements, the Directors' Report and the Directors' Remuneration Report of Marks and Spencer Group p.l.c. for the year ended 29 March 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

**PricewaterhouseCoopers LLP** Chartered Accountants and Registered Auditors, London, 19 May 2003

# Summary profit and loss account

| | 52 weeks ended 29 March 2003 | | | 52 weeks ended 30 March 2002 | | |
|---|---|---|---|---|---|---|
| | Continuing operations £m | Discontinued operations £m | Total £m | Continuing operations £m | Discontinued operations £m | Total £m |
| **Turnover** | 8,077.2 | – | 8,077.2 | 7,619.4 | 516.0 | 8,135.4 |
| **Operating profit:** | | | | | | |
| Before exceptional operating charges | 761.8 | – | 761.8 | 629.1 | 14.7 | 643.8 |
| Exceptional operating charges | (43.9) | – | (43.9) | – | – | – |
| **Total operating profit** | 717.9 | – | 717.9 | 629.1 | 14.7 | 643.8 |
| Profit on sale of property and other fixed assets | 1.6 | – | 1.6 | 41.2 | – | 41.2 |
| Loss on sale/termination of operations | – | (1.5) | (1.5) | – | (366.7) | (366.7) |
| Net interest (expense)/income | (40.5) | – | (40.5) | 17.6 | – | 17.6 |
| **Profit/(loss) on ordinary activities before taxation** | 679.0 | (1.5) | 677.5 | 687.9 | (352.0) | 335.9 |
| Analysed between: | | | | | | |
| Profit on ordinary activities before taxation and exceptional items | 721.3 | – | 721.3 | 646.7 | 14.7 | 661.4 |
| Exceptional items | (42.3) | (1.5) | (43.8) | 41.2 | (366.7) | (325.5) |
| Taxation on ordinary activities | (197.4) | – | (197.4) | (195.1) | 12.6 | (182.5) |
| **Profit/(loss) on ordinary activities after taxation** | 481.6 | (1.5) | 480.1 | 492.8 | (339.4) | 153.4 |
| Minority interests (all equity) | 0.4 | – | 0.4 | 1.1 | (1.5) | (0.4) |
| **Profit/(loss) attributable to shareholders** | 482.0 | (1.5) | 480.5 | 493.9 | (340.9) | 153.0 |
| Dividends (including dividends in respect of non-equity shares) | (246.0) | – | (246.0) | (238.9) | – | (238.9) |
| **Retained profit/(loss) for the period** | 236.0 | (1.5) | 234.5 | 255.0 | (340.9) | (85.9) |
| **Earnings per share** | 20.7p | | 20.7p | 17.4p | | 5.4p |
| **Adjusted earnings per share** | 22.2p | | 22.2p | 15.9p | | 16.3p |
| **Dividend per share** | | | 10.5p | | | 9.5p |

# Notes to the summary profit and loss account

| | 2003 £m | 2002 £m |
|---|---|---|
| **Turnover from continuing operations** | | |
| UK Retail | 7,066.0 | 6,575.2 |
| International Retail | 681.3 | 693.4 |
| Financial Services | 329.9 | 350.8 |
| **Total** | 8,077.2 | 7,619.4 |
| **Operating profit from continuing operations** | | |
| UK Retail (before exceptional items) | 631.9 | 505.2 |
| International Retail | 43.5 | 33.3 |
| Financial Services | 86.4 | 84.2 |
| Excess interest charged within Financial Services | – | 6.4 |
| **Total operating profit (before exceptional items)** | 761.8 | 629.1 |

### Commentary

The layout of the profit and loss account shows continuing and discontinued operations separately for this year and last year. The left hand column for each year, which shows the results from continuing operations, gives a clearer understanding of the underlying and future trading performance of the Group.

### Turnover

**UK Retail** sales (including VAT of £739.0m) for the 52 weeks comprise Clothing, footwear and gifts £4.1bn (last year £3.8bn); Home £0.4bn (last year £0.4bn); and Food £3.3bn (last year £3.1bn).

A summary of the sales performance (including VAT) for the year is given below:

| **% increase/(decrease) on last year** | 14 weeks to 6 July | 12 weeks to 28 Sept | 15 weeks to 11 Jan | 11 weeks to 29 March | 52 weeks to 29 March |
|---|---|---|---|---|---|
| Clothing, footwear & gifts | 14.8 | 13.8 | 9.8 | (0.3) | 10.0 |
| Home | 5.9 | 15.1 | 5.0 | 9.3 | 8.0 |
| Foods | 2.9 | 7.5 | 5.7 | 4.6 | 5.1 |
| **Total** | **9.1** | **11.1** | **8.0** | **2.4** | **7.8** |

### Operating profit

The increase in **UK Retail** operating profit before exceptional charges of 25.1% results from a 7.5% increase in sales (excluding VAT), an improvement in bought-in margins due to the increase in overseas production and consolidation of our supply base offset, to some extent, by higher markdowns and higher operating costs.

Operating costs rose by 4.9% over the same period last year. Staffing costs, which represent over half of total operating costs rose by only 1.8%. Property costs increased by 8.0%, largely as a result of the sale and leaseback transaction that was entered into last year, which added £15m to rental costs. Other operating costs increased by 11.9%. This was largely due to increased expenditure on marketing, rising insurance costs and IT expenditure to upgrade our business systems.

Continuing **International Retail** includes Kings Super Markets as the planned disposal of this business has not taken place to date. Kings contributed £7.9m to operating profit (last year £12.6m). The performance of Kings has been affected by uncertainty surrounding the sale and a one-off charge of £1.4m in connection with the closure of the two stores.

Excluding Kings, operating profit from the international businesses (Republic of Ireland, franchises and Hong Kong) increased 72% to £35.6m (39% after adjusting for £5m of abortive sale and restructuring costs in Hong Kong last year). The Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance and profitability of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy, have delivered results.

**Financial Services** operating profit was £86.4m (last year £84.2m). The chargecard and personal lending products suffered from competitive market forces leading to lower volumes of new business and decreasing customer balances. The bad debt charge for the year was £20.5m lower than last year, mainly due to declining customer balances and the absence of one-off costs incurred last year. Coupled with cost reduction measures, the operating profit for existing business increased by 26% and financed the additional investment during the year of approximately £25m in the credit card and loyalty programme.

### Exceptional items

£7.6m of revenue costs were incurred in connection with the relocation of the corporate head office, which is planned to take place next year.

Following a review of the general merchandise logistics operation, we recently announced the closure of our Hayes distribution centre and a reduction in the number of warehousing contractors from four to two. These changes, which are expected to generate annual savings of £20m, have resulted in an exceptional charge of £36.3m in the year.

Asset disposals generated a profit of £1.6m and an additional loss of £1.5m was incurred in connection with the disposal of Brooks Brothers.

### Taxation

The charge for taxation of £197.4m represents an effective tax rate of 29.1%. Excluding the effect of exceptional items the tax charge for the year is £206.5m giving an effective tax rate of 28.6% (last year 29.6%).

### Earnings per share

An adjusted earnings per share figure of 22.2p (last year 16.3p) has also been calculated, which excludes the effect of all exceptional items referred to above.

# Summary balance sheet

AT 29 MARCH 2003

| | 2003 £m | 2002 £m |
|---|---|---|
| **Fixed assets** | | |
| Tangible assets | **3,435.1** | 3,381.2 |
| Investments | **31.5** | 50.3 |
| | **3,466.6** | 3,431.5 |
| **Current assets** | | |
| Stocks | **361.8** | 325.3 |
| Debtors | **2,455.4** | 2,619.3 |
| Cash and investments | **471.9** | 816.1 |
| | **3,289.1** | 3,760.7 |
| **Current liabilities** | | |
| Creditors: amounts falling due within one year | **(1,678.9)** | (1,750.8) |
| **Net current assets** | **1,610.2** | 2,009.9 |
| **Total assets less current liabilities** | **5,076.8** | 5,441.4 |
| Creditors: amounts falling due after more than one year | **(1,810.0)** | (2,156.3) |
| Provisions for liabilities and charges | **(228.4)** | (203.8) |
| **Net assets** | **3,038.4** | 3,081.3 |
| **Shareholders' funds (including non-equity interests)** | **3,038.4** | 3,080.9 |
| Minority interests (all equity) | **–** | 0.4 |
| **Total capital employed** | **3,038.4** | 3,081.3 |

Approved by the Board 19 May 2003
**Luc Vandevelde**, *Chairman*
**Roger Holmes**, Chief Executive
**Alison Reed**, Chief Financial Officer

**Commentary**

**Tangible fixed assets** relate mainly to our properties and their fitting out, and also to equipment and computers.

The increase in net book value of £53.9m since March 2002 reflects the following:

- additions relating to our capital investment programme of £311.0m;
- depreciation charges for the year of £234.9m; and
- property and other asset disposals during the year.

**Debtors** have decreased by £163.9m. Underlying this is a decrease in customer advances within Financial Services of £167.1m.

**Cash and investments** which have decreased by £344.2m, have been combined with the cash generated during the year and applied in repaying debt and to transactions with shareholders.

**Total creditors** due within and after more than one year have decreased by £418.2m largely due to a reduction in Medium Term Note liabilities and bank borrowings.

**Shareholders' funds** have decreased by £42.5m. Retained profits of £234.5m have been more than offset by transactions with shareholders (purchase of ordinary shares and redemption of B shares) totalling almost £300m.

# Summary cash flow statement

FOR THE PERIOD ENDED 29 MARCH 2003

| | 2003 £m | 2002 £m |
|---|---|---|
| **Operating activities** | | |
| Net cash inflow before exceptional items | **1,188.0** | 1,123.7 |
| Exceptional operating cash flows | **(19.3)** | (30.0) |
| **Cash inflow from operating activities** | **1,168.7** | 1,093.7 |
| Dividend received from joint venture | **8.0** | – |
| Returns on investments and servicing of finance | **(46.2)** | 36.8 |
| Taxation | **(216.9)** | (179.4) |
| Capital expenditure and financial investment | **(295.2)** | 176.0 |
| Acquisitions and disposals | **(38.8)** | 261.6 |
| Equity dividends paid | **(225.4)** | (256.7) |
| **Cash inflow before funding** | **354.2** | 1,132.0 |

**Commentary**

**Cash inflow from operating activities** of £1,168.7m can be split between Retailing cash inflows of £848.8m (last year £853.5m) and Financial Services cash inflows of £319.9m (last year £240.2m).

**Returns on investments and servicing of finance** have generated an outflow this year (an inflow last year) due to interest paid on higher levels of borrowings.

**Taxation** is partly paid in arrears and the outflow therefore reflects the payment of the tax due for the previous year.

**Capital expenditure and financial investment** generated a cash outflow of £295.2m. This largely reflects payments to acquire tangible fixed assets of £324.5m, offset by sale proceeds of £25.0m.

The cash outflow from **acquisitions and disposals** of £38.8m includes a repayment to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

**Equity dividends paid** of £225.4m represent the previous year's final dividend and this year's interim dividend.

**Cash inflow before funding** of £354.2m has been used to fund the redemption of B shares, the purchase of own shares and the repayment of debt.

Overall **net debt** has decreased to £1,831.4m (last year £1,907.0m). This breaks down into net debt within Retailing of £701.5m (last year £475.0m) and net debt within Financial Services of £1,129.9m (last year £1,432.0m).

# Five year group financial summary

| | 2003 52 weeks £m | 2002 52 weeks £m | 2001 52 weeks £m | 2000 53 weeks £m | 1999 52 weeks £m |
|---|---|---|---|---|---|
| **Turnover from continuing operations** | | | | | |
| UK Retail | **7,066.0** | 6,575.2 | 6,293.0 | 6,482.7 | 6,601.1 |
| International Retail | **681.3** | 693.4 | 686.5 | 636.3 | 581.2 |
| Financial Services | **329.9** | 350.8 | 363.1 | 364.6 | 348.6 |
| **Operating profit from continuing operations (before exceptionals)**[1] | | | | | |
| UK Retail | **631.9** | 505.2 | 334.8 | 420.1 | 478.9 |
| International Retail | **43.5** | 33.3 | 41.9 | 24.0 | 14.5 |
| Financial Services | **86.4** | 84.2 | 96.3 | 115.9 | 110.7 |
| **Profit before tax from continuing operations** | | | | | |
| Before exceptional items | **721.3** | 646.7 | 494.8 | 574.2 | 657.5 |
| After exceptional items | **679.0** | 687.9 | 383.6 | 498.1 | 638.0 |
| Adjusted earnings per share[2,3] | **22.2p** | 16.3p | 11.2p | 13.8p | 15.6p |
| Earnings per share[3] | **20.7p** | 5.4p | (0.2)p | 9.6p | 13.0p |
| Dividend per share | **10.5p** | 9.5p | 9.0p | 9.0p | 14.4p |
| **Balance sheet** | | | | | |
| Net assets[3] | **3,038.4** | 3,081.3 | 4,581.4 | 4,849.0 | 4,806.6 |
| Net debt | **(1,831.4)** | (1,907.0) | (1,277.8) | (1,251.4) | (1,181.6) |
| Capital expenditure | **311.0** | 290.5 | 255.7 | 450.6 | 683.1 |
| UK Retail footage (000 sq ft) | **12,349** | 12,229 | 12,440 | 12,265 | 11,960 |
| International Retail footage (000 sq ft) | **948** | 955 | 954 | 951 | 916 |
| **Staffing** (full-time equivalent) | | | | | |
| UK Retail | **43,108** | 40,854 | 41,573 | 41,699 | 40,814 |
| International Retail | **3,363** | 3,759 | 3,537 | 3,419 | 3,740 |
| Financial Services | **1,285** | 1,368 | 1,363 | 1,252 | 1,070 |

[1]Excess interest charged within Financial Services of £nil (2002 £6.4m; 2001 £7.9m; 2000 £nil; 1999 £25.5m) should be added back to arrive at total operating profit (before exceptionals).
[2]Adjusted for exceptional items.
[3]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

# Group financial record

**Turnover** (£ billion)
Based on continuing operations



8.5
8.0
7.5
7.0
0.0
7.53
7.48
7.34
7.61
8.08
1999
2000
2001
2002
2003


**Profit before tax and exceptionals** (£ million)
Based on continuing operations



1,200
900
600
300
0
658
574
495
647
721
1999
2000
2001
2002
2003


**Adjusted earnings per share** (pence)



30
25
20
15
10
5
0
15.6
13.8
11.2
16.3
22.2
1999
2000
2001
2002
2003


**Return on equity** (%)



20
15
10
5
0
7.8
5.7
(0.1)
11.5
16.5
1999
2000
2001
2002
2003


— — — Historical Peak

# Summary remuneration report

The full report on directors' remuneration complies with The Directors' Report Regulations 2002 and is set out on pages 13 to 20 of the Annual Report and Financial Statements 2003. Copies of these can be obtained, free of charge, from the Company as noted on the back cover.

**Strategy**
The success of Marks & Spencer is dependent upon the skill and experience of motivated employees throughout all levels of the business. It is part of our strategy to have a range of alternative rewards to attract, motivate and retain high calibre individuals to drive the performance of the business and secure new paths for growth. The Board considers the principles of good governance when deciding remuneration strategy. The type and level of remuneration and benefits we offer are key to supporting this strategy and maintaining our market position as an employer of choice.

**Remuneration Committee**
The Committee comprises Dame Stella Rimington (Chairman), Brian Baldock and Jack Keenan all of whom are independent, non-executive directors. Tony Ball was also a member of the Committee until he retired from the Board in September 2002.

The Committee recommends to the Board a reward framework to enable the Company to attract and retain its executive directors and senior management, giving due regard to the financial and commercial health of the Company. The Committee's approach reflects the Company's overall philosophy that all employees should be appropriately and competitively rewarded, in particular for delivering superior performance which contributes to improved business results.

The Committee keeps itself fully informed of all relevant developments and best practice in the field of remuneration and seeks advice where appropriate from external advisors. New Bridge Street Consultants have provided material advice to the Committee on directors' remuneration in the past year. They also provide advice to the Company in respect of share schemes.

The Company Chairman, Chief Executive, Company Secretary and Head of Senior Remuneration also materially assisted the Committee in its deliberations, except in relation to their own remuneration.

**Remuneration policy**
Total remuneration for executive directors comprises fixed pay, variable pay and benefits. Fixed pay and benefits are set at around median levels when compared with retailers and FTSE 100 companies of similar size. Variable pay provides the opportunity to earn greater amounts for superior performance. The performance-related element forms a significant proportion of the total potential package. There are two components to variable pay: annual bonus and two long-term incentives in the form of share options and participation in the Executive Share Matching Plan.

**Approximate expected relative value of future annual remuneration package for full-time executive directors**

| Fixed | Performance related | |
|---|---|---|
| Salary<br>50% | On-target annual bonus<br>20% | Long-term incentives<br>30% |

The value placed on long-term incentives is an estimate of the expected value of option grants and matching shares awarded under the Executive Share Matching Plan based upon the Black-Scholes methodology. In addition to salary and performance pay, executive directors receive benefits in kind as detailed in the emoluments table, page 28. Analysis excludes potential benefits from pension scheme.

Following the Chairman's change of status from full-time to part-time during the year, his remuneration package consists of salary, annual bonus and benefits. He no longer participates in any share incentive schemes.

The remuneration for the non-executive directors is determined by the Chairman and executive directors and is designed both to recognise the responsibilities of non-executive directors and to attract individuals with the necessary skills and experience to contribute to the future growth of the Company. The non-executives are paid a basic fee with an additional fee payable to the chair of the Remuneration Committee. Their fees are neither performance related nor pensionable. They do not participate in any of the Company's Share Schemes nor the Annual Bonus Scheme. The next review of fees is due in 2003.

**Salaries and benefits**
Salaries and benefits for executive directors are reviewed annually. Salaries are benchmarked against equivalent market salaries for large retailers and for other FTSE 100 companies with a similar turnover and market capitalisation and are currently set around the median point of the comparator groups. The salaries are set by the Committee after consideration of the Company's performance, market conditions, the level of increase awarded to employees throughout the business and the need to reward individual performance. Consistent with his part-time status, the Chairman's salary is pro-rated accordingly. Current salaries for executive directors are set out in the Directors' emoluments table on page 28.

### Annual Bonus Scheme

The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and personal business targets. The achievement of targets for all executive directors is assessed by the Committee, with the help and advice of the Company Chairman.

The current bonus for executive directors starts at 40% of salary for on-target performance rising to a maximum of 100% for exceeding targets.

### Long-term Incentive Schemes

The Company has two schemes which ensure that the directors' remuneration is closely aligned with shareholders' longer term interests.

#### (a) Executive Share Option Scheme

Executive Share Option Schemes, now open to approximately 400 senior management, have operated for over 20 years.

Under the current scheme, annual awards of up to 150% of basic salary may be offered based on performance and potential and, for exceptional performance and potential, grants of up to 250% of basic salary may be awarded. Recruitment grants can be made up to 400% of salary.

The performance targets for the current Scheme are adjusted earnings per share growth, as disclosed in the financial statement, measured from the most recent financial year ending prior to grant of at least:

- inflation plus an average of 3% per annum for 50% of each grant;
- inflation plus an average of 4% per annum for the other 50% of each grant.

Performance targets are assessed over an initial three year period from the date of grant. If not met over the initial period, the targets can be retested on two further occasions over the four and five year periods from the date of grant.

The performance conditions were chosen because they require significant improvement in the Company's underlying financial performance for options to become exercisable.

Since the 1996 Finance Act, grants of Inland Revenue Approved options have been limited to £30,000. Grants in excess of this limit will be unapproved options, which confer no tax advantage on the participants.

#### (b) Executive Share Matching Plan

An Executive Share Matching Plan for senior management was approved by shareholders at the AGM in 2002 and was introduced for the first time in July 2002.

The Plan currently operates for approximately 25 selected members of senior management. Participants will be required (other than in 2002 when participation was optional) to invest one-third, in shares in the Company, of any annual bonus earned. Any part of the balance of any bonus may be invested voluntarily. In years where there is no bonus payable there is no investment opportunity.

The pre-tax value of the invested bonus will be matched by an award of shares, with the extent of the match determined by performance conditions. The current performance conditions are:

- 50% of the invested bonus receives a matching award based on the Company's Total Shareholder Return ('TSR'), compared to the constituents of the FTSE 100 at the start of the performance period; and
- the other 50% of the invested bonus receives a matching award based on the Company's TSR compared to a comparator group of UK retailers at the start of the period.

These performance conditions have been chosen because they are felt most closely to align the interests of senior management with the interests of shareholders, by rewarding management for achieving superior relative total shareholder return performance compared to direct competitors and the FTSE 100 as a whole.

### Service Contracts

All members of senior management have service contracts which can be terminated with 12 months' notice from the Company, with the exception of Vittorio Radice who was initially appointed with a service contract entitling him to two years' notice, reducing proportionately during the first year of employment to 12 months' notice following the first anniversary of his appointment.

# Summary remuneration report

### Performance graph

This graph illustrates the performance of the Company against the FTSE 100 over the past five years. The FTSE 100 has been chosen as it is a recognised broad equity market index of which the Company has been a member throughout the period. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

### Total shareholder return



140
120
100
80
60
40
20
0
29 Mar 98
29 Mar 99
29 Mar 00
29 Mar 01
29 Mar 02
29 Mar 03


The above graph looks at the value, at the end of the 2002/03 financial year, of £100 invested in Marks & Spencer shares at the end of the 1997/98 financial year compared with the value of £100 invested in the FTSE 100 Index over the same period. The other points plotted are the values at intermediate financial year-ends.

---- Marks & Spencer —— FTSE 100 Index Source: Datastream

### Directors' emoluments

| | Current annual salary/fee £000 | Salary/fee £000 | Benefits £000[4] | Bonus £000[3] | Termination payments £000 | **Total 2003 £000** | Total 2002 £000 |
|---|---|---|---|---|---|---|---|
| **Chairman** | | | | | | | |
| Luc Vandevelde | 420 | 630 | 478 | 617 | – | **1,725** | 2,234 |
| **Chief Executive** | | | | | | | |
| Roger Holmes | 600 | 538 | 109 | 491 | – | **1,138** | 914 |
| **Executive directors (appointed from)** | | | | | | | |
| Justin King (1 September 2002) | 300 | 175 | 35 | 160 | – | **370** | n/a |
| David Norgrove | 330 | 307 | 20 | 268 | – | **595** | 570 |
| Laurel Powers-Freeling (6 November 2001) | 340 | 325 | 71 | 303 | – | **699** | 333 |
| Vittorio Radice (3 March 2003)[1] | 425 | 35 | 875 | 290 | – | **1,200** | n/a |
| Alison Reed (11 July 2001) | 350 | 335 | 54 | 306 | – | **695** | 504 |
| **Non-executive directors (appointed from)** | | | | | | | |
| Brian Baldock | 34 | 34 | – | – | – | **34** | 34 |
| Jack Keenan (1 September 2001) | 34 | 34 | – | – | – | **34** | 20 |
| Kevin Lomax | 34 | 34 | – | – | – | **34** | 34 |
| Paul Myners (2 April 2002) | 34 | 34 | – | – | – | **34** | n/a |
| Dame Stella Rimington | 50 | 50 | – | – | – | **50** | 50 |
| **Retired directors (retirement date)** | | | | | | | |
| Alan McWalter (10 July 2002)[2] | | 100 | 25 | 90 | 451 | **666** | 651 |
| Tony Ball (4 September 2002) | | 15 | – | – | – | **15** | 34 |
| **Former directors** | | n/a | n/a | n/a | n/a | **n/a** | 1,007 |
| **Total** | | 2,646 | 1,667 | 2,525 | 451 | **7,289** | 6,385 |

[1]Vittorio Radice was recruited and appointed to the Board as an executive director on 3 March 2003. He received £290,000 as compensation for loss of bonus from his previous employer. Included under benefits is £200,000 in compensation for the loss of pension benefits and shares to the value of £665,000 in compensation for the loss of outstanding long term incentive plans with his previous employer. These shares will be released in three tranches subject to continuing employment, in July 2003, 2004 and 2005.

[2]Alan McWalter retired from the Board on 10 July 2002. His termination payment includes one year's salary of £300,000 and £151,000 for loss of benefits which includes bonus, car benefits, pension supplement and loss of pensionable service.

[3]The annual bonus scheme this year has been awarded at a range of 87% to 98% of base salary dependent on the delivery of personal business targets and the financial measure of profit before tax. The bonus figure in the emoluments table is inclusive of the amounts compulsorily and voluntarily invested in shares for the purposes of the Share Matching Plan. Luc Vandevelde does not participate in this plan.

[4]The benefits shown in the emoluments table include the provision of cars, fuel and travel for executive directors. Pension supplements are paid to Luc Vandevelde, of 16% of salary and Vittorio Radice, of 25% of salary as they do not participate in the Marks & Spencer Pension Scheme. A 10% supplement, in respect of the difference between the pensions earnings cap and their base salary is paid to Roger Holmes, Justin King, Laurel Powers-Freeling and was paid to Alan McWalter. In addition, under the terms of Luc Vandevelde's service contract, the Company provides accommodation whilst he is in London on which he is assessed for tax. Accommodation is also provided for Laurel Powers-Freeling in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises from this which is met by the Company. Luc Vandevelde, Roger Holmes and Alison Reed received a cash sum in lieu of the dividends waived on shares which vested under the Restricted Share Plan.

# Shareholder information

## Financial calendar

| | |
|---|---|
| Record date to be eligible for final dividend | 30 May 2003 |
| Annual General Meeting – Royal Festival Hall, London | 11.00 am on 16 July 2003 |
| Final ordinary dividend for the year to 29 March 2003 to be paid | 18 July 2003 |
| Redemption date for B shares/B share dividend payment date | 25 September 2003 |
| Interim results to be announced | 4 November 2003 |
| Record date to be eligible for interim dividend | 14 November 2003 |
| Interim ordinary dividend to be paid | 9 January 2004 |

## Ordinary shares

There are 330,094 holders of ordinary shares who receive dividends at rates declared either by the directors or at the Annual General Meeting. Their shareholdings are analysed as follows:

| Size of shareholding | Number of shareholders | Percentage of total number of shareholders | Number of ordinary shares 000's | Percentage of ordinary shares |
|---|---|---|---|---|
| Over 1,000,000 | 259 | 0.1 | 1,566,062 | 69.0 |
| 100,001 – 1,000,000 | 757 | 0.2 | 254,499 | 11.2 |
| 10,001 – 100,000 | 4,914 | 1.5 | 112,847 | 5.0 |
| 5,001 – 10,000 | 9,338 | 2.8 | 64,707 | 2.8 |
| 2,001 – 5,000 | 36,744 | 11.1 | 112,263 | 5.0 |
| 1,001 – 2,000 | 51,496 | 15.6 | 73,522 | 3.2 |
| 501 – 1,000 | 70,168 | 21.3 | 52,427 | 2.3 |
| 1 – 500 | 156,418 | 47.4 | 33,691 | 1.5 |
| | 330,094 | 100.0 | 2,270,018 | 100.0 |
| Shareholders are further analysed as follows: | | | | |
| **Type of owner** | | | | |
| Private holders | 311,477 | 94.4 | 461,652 | 20.3 |
| Institutional and corporate holders | 18,617 | 5.6 | 1,808,366 | 79.7 |
| | 330,094 | 100.0 | 2,270,018 | 100.0 |

**B shares** There are 96,206 holders of B shares holding 168,819,801 shares. The next occasion when the B shares can be redeemed for 70 pence per share is 25 September 2003. Holders of B shares will be contacted shortly before this date with further information.

**Registered Office and Head Office** Michael House, Baker Street, London W1U 8EP telephone 020 7935 4422

**Registered Number** 4256886

**Group Secretary and Head of Corporate Governance** Graham Oakley

**Company Website** Shareholders are encouraged to visit our website www.marksandspencer.com, which has a wealth of information about the Company. There is a section designed specifically for investors at www.marksandspencer.com/thecompany.

**Registrars** Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA telephone 0870 600 3995 www.lloydstsb-registrars.co.uk

**Shareview** Shareview is an electronic shareholder communications service which has been developed for your use by Lloyds TSB Registrars, who maintain the share register on our behalf. Registering for shareview is easy, secure and free. Just go to www.shareview.co.uk, click on 'Create a portfolio' and follow the on-screen registration process. Features of the service are as follows:

- you can check your Marks & Spencer shareholding
- receive an e-mail telling you about the publication of the Marks & Spencer Annual Review, Annual Report & Accounts and Notice of Annual General Meeting on the Marks & Spencer website, instead of getting these documents through the post
- send your AGM proxy voting instructions electronically
- access information about your dividends
- value your portfolio by reference to a recent market price
- save your Company printing and postage costs and help it to conserve environmental resources

**Share Dealing** A low cost telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Marks & Spencer Group shares. More information is available online or by telephoning Lloyds TSB Registrars.

**ShareGift** Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. Further information is available by calling 020 7337 0501 or www.sharegift.org.

**Dividend Reinvestment Plan** You can elect to receive future dividends as shares rather than cash by participating in the Dividend Reinvestment Plan. If you would like to find out more about the Plan, please either log on to www.shareview.co.uk where there is a detailed feature on 'reinvesting your dividends' and online application or telephone Lloyds TSB Registrars.

**American Depositary Receipts (ADRs)** The Company runs an ADR programme to enable US investors to purchase Marks & Spencer Group shares in US Dollars in the 'over the counter' market. For further details please contact JPMorgan Chase Bank, P.O. Box 43013, Providence, RI 02940-3013, USA telephone (781) 575 4328 www.adr.com

**Capital Gains Tax** For the purposes of Capital Gains Tax the price of ordinary shares on 31 March 1982 was 153.5p each, which, when adjusted for the 1 for 1 scrip issue in 1984, gives a figure of 76.75p each. Following the capital reorganisation in March 2002, the Inland Revenue has confirmed the base cost for CGT purposes was 372.35p (81.43%) for the ordinary shares and 68.75p (18.57%) for the B shares.

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www.marksandspencer.com

Additional copies of this document and the Annual Report and Financial Statements 2003, the CSR Review or an audio tape giving highlights can be obtained by calling 0800 591 697


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